   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                            GREAT DANE HOLDINGS INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3715                         54-0698116
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                 Classification Code Number)         Identification No.)
       incorporation or
       reorganization)

                           2016 NORTH PITCHER STREET
                           KALAMAZOO, MICHIGAN 49007
                                 (616) 343-6121
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAVID R. MARKIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            GREAT DANE HOLDINGS INC.
                           2016 NORTH PITCHER STREET
                           KALAMAZOO, MICHIGAN 49007
                                 (616) 343-6121
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 --------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

           Paulette Kendler, Esq.                        Valerie Ford Jacob, Esq.
    Hutton Ingram Yuzek Gainen Carroll &         Fried, Frank, Harris, Shriver & Jacobson
                 Bertolotti                                 One New York Plaza
               250 Park Avenue                           New York, New York 10004
          New York, New York 10177                            (212) 820-8000
               (212) 907-9650

                                 --------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                 --------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                                 --------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM
                                                                             OFFERING        PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                    AMOUNT TO               PRICE PER           AGGREGATE           AMOUNT OF
       SECURITIES TO BE REGISTERED              BE REGISTERED (1)           SHARE (2)       OFFERING PRICE (2)   REGISTRATION FEE
Common Stock, par value $.01
 per share................................       6,555,000 shares             $15.00           $98,325,000           $33,906

(1) Includes 855,000 shares which the Underwriters have the right to purchase to cover over-allotments.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            GREAT DANE HOLDINGS INC.
                         FORM S-1 CROSS REFERENCE SHEET

REGISTRATION STATEMENT ITEM AND HEADING                                         LOCATION IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover and Outside Back Cover Pages
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors; Selected Consolidated
                                                                Financial Data
       4.  Use of Proceeds...................................  Prospectus Summary; Use of Proceeds; Capitalization
       5.  Determination of Offering Price...................  Risk Factors; Underwriting
       6.  Dilution..........................................  Risk Factors; Dilution
       7.  Selling Security Holders..........................  Not Applicable
       8.  Plan of Distribution..............................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel............  Not Applicable
      11.  Information with Respect to the Registrant........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                Factors; Dilution; Shares Eligible for Future Sale;
                                                                Selected Consolidated Financial Data; Management's
                                                                Discussion and Analysis of Financial Condition and
                                                                Results of Operations; Business; Management; Ownership
                                                                of Common Stock; Financial Statements
      12.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                               NOVEMBER 23, 1994

                                5,700,000 SHARES

                            GREAT DANE HOLDINGS INC.

                                  COMMON STOCK
                                  -----------

    All of the shares of common stock, $.01 par value per share, offered hereby (the "Common Stock") are being sold by Great Dane Holdings Inc. ("Holdings" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Company has made application for the Common Stock to be quoted on the Nasdaq Stock Market (National Market) under the symbol "DANE."

                                 --------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."

                                 --------------
THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON
                    THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                                                    PRICE              UNDERWRITING             PROCEEDS
                                                     TO                DISCOUNTS AND               TO
                                                   PUBLIC               COMMISSIONS            COMPANY(1)
Per Share.................................            $                      $                      $
Total(2)..................................            $                      $                      $

(1) Before  deducting  offering expenses  payable  by the  Company  estimated at
    $      .

(2) The Company has granted the Underwriters a 30-day option to purchase up to 855,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $      , $      and $      , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1994.

ALEX. BROWN & SONS                                             SMITH BARNEY INC.
     INCORPORATED

                  The date of this Prospectus is       , 1994.

                              [INSIDE FRONT COVER]

                             Photos to be provided.

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and with quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, INFORMATION CONTAINED IN THIS PROSPECTUS GIVES EFFECT TO (I) THE REINCORPORATION OF HOLDINGS (FORMERLY INTERNATIONAL CONTROLS CORP.) IN DELAWARE IN OCTOBER 1994 AND (II) A 16,800 FOR 1 STOCK SPLIT OF HOLDINGS' COMMON STOCK (THE "COMMON STOCK") WHICH WILL OCCUR PRIOR TO COMMENCEMENT OF THIS OFFERING. UNLESS THE CONTEXT OTHERWISE REQUIRES,
(A) REFERENCES IN THIS PROSPECTUS TO THE COMPANY ARE TO GREAT DANE HOLDINGS INC. (AND ITS PREDECESSOR, INTERNATIONAL CONTROLS CORP.) AND ITS CONSOLIDATED SUBSIDIARIES (WHICH FOR THIS PURPOSE INCLUDES A PARTNERSHIP WHICH IS CONTROLLED BY HOLDINGS) AND (B) REFERENCES IN THIS PROSPECTUS TO HOLDINGS ARE TO GREAT DANE HOLDINGS INC. (AND ITS PREDECESSOR, INTERNATIONAL CONTROLS CORP.). UNLESS OTHERWISE SPECIFIED, THE INFORMATION SET FORTH IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION (THE "OVER-ALLOTMENT OPTION").

                                  THE COMPANY

OVERVIEW

    Through Great Dane Trailers, Inc. ("Great Dane"), the Company is the largest manufacturer of truck trailers and intermodal containers and chassis in North America. In addition, through Checker Motors Corporation ("Motors"), the Company is one of the leading independent manufacturers of sheet metal stampings for automotive components and subassemblies for sale to North American original equipment manufacturers ("OEMs"). For the year ended December 31, 1993 and the nine months ended September 30, 1994, these two principal lines of business accounted for approximately 92% and 93% of the Company's revenues and 92% and 94% of the Company's total segment operating profit (segment gross profit less selling, general and administrative expenses). The Company's other operations consist of its vehicular operations, primarily its Yellow Cab Company division ("Yellow Cab"), which is currently the largest owner of taxicabs and provider of taxi-related services in Chicago, Illinois and its insurance operations, American Country Insurance Company ("Country"), which underwrites property and casualty insurance.

    The Company's objective is to expand its transportation related manufacturing businesses, Great Dane and Motors, through internal growth and strategic acquisitions. The Company will also focus on reducing its aggregate indebtedness and believes that Yellow Cab and Country provide a consistent source of cash flow for debt repayment.

TRAILER MANUFACTURING

    Great Dane designs, manufactures and distributes a full line of truck trailers (including dry freight vans, refrigerated trailers ("reefers") and platform trailers) and intermodal containers and chassis. In 1993, Great Dane was the largest manufacturer of truck trailers and chassis in the United States with an aggregate market share of 12.9%, including a leading 37.9% share of the higher-margin reefer market. Great Dane is also a leading manufacturer in the growing intermodal container and chassis market with a 27.3% market share in 1993.

    In 1991, Great Dane assembled a new senior management team and initiated a strategic plan designed to improve its competitive position by (i) reducing operating costs; (ii) increasing manufacturing efficiencies and flexibility;
(iii) developing new products; and (iv) expanding its large order customer base. Accordingly, Great Dane reduced overhead, reconfigured plants to increase capacity, re-designed assembly lines to improve efficiencies, re-engineered certain products to reduce material and manufacturing costs, initiated new product development programs and began to develop relationships with large order customers including J.B. Hunt Transport ("J.B. Hunt") and Xtra Corporation. From 1991 to 1993, Great Dane's revenue increased from $400.2 million to $711.9 million and segment operating profit increased from $7.1 million to $32.4 million. In addition, Great Dane's operating profit margin increased from 1.8% in 1991 to 6.9% for the nine-month period ended September 30, 1994.

    Great Dane believes that these initiatives combined with its strong brand name and reputation for manufacturing high quality products have positioned it for continued growth. The key elements of its growth strategy are as follows:

        - PRODUCT INNOVATION. Great Dane's engineering and flexible manufacturing expertise enable it to produce higher-margin, custom-designed products rapidly and efficiently while incorporating distinctive features through computer aided design technologies. Recent product innovations marketed by Great Dane include its proprietary, lightweight Thermacube van and reefer, and unique intermodal containers and chassis which initiated Great Dane's entry into the growing intermodal market. New products planned for 1995 include a proprietary, ultra-lightweight flatbed trailer and a new reefer product which incorporates a unique floor design.

        - INCREASE MARKET SHARE WITH LARGE ORDER FLEET CUSTOMERS. Great Dane is actively seeking to increase its sales to large order fleet customers which account for approximately 43% of total U.S. van trailer purchases. The Company believes that these customers are the fastest growing segment of the industry and estimates that its share of fleet orders approximates 10%. The balance of the U.S. van trailer market consists of small and medium sized customers (approximately 30%) and leasing companies (approximately 27%) where Great Dane estimates it has a 27% and 17% market share, respectively. In order to increase its market share with large order fleet customers, Great Dane has adapted certain of its assembly lines to produce both large standardized and small customized orders. Great Dane is in the process of acquiring the property and buildings for a 500,000 square foot manufacturing facility which will be equipped during 1995 with two high speed, more cost efficient assembly lines dedicated to high volume, standard specification fleet orders.

        - STRONG NATIONAL DISTRIBUTION NETWORK. The Company believes that Great Dane's distribution network, which consists of 17 Company-owned branches and 51 independent dealers, is the largest marketing organization in the North American trailer industry. This network provides Great Dane with a competitive advantage in marketing its new and used trailer products and providing higher-margin aftermarket parts and services. Great Dane believes that its parts and services business will provide earnings growth in the coming years due to the increasing size of the Great Dane and U.S. trailer fleets.

        - INTERMODAL TRANSPORTATION. In 1992, Great Dane entered the intermodal transportation market by developing, in conjunction with a leading truckload carrier, a unique line of intermodal containers and matching ultra-lightweight chassis. These containers and chassis enable its customer to utilize double stack rail intermodal service to haul freight loads of similar size and weight to those it carries with conventional over-the-road trailers. Great Dane's strategy is to utilize its engineering expertise to design intermodal products that meet the specific requirements of its customers. Great Dane has also improved its market responsiveness by adapting certain assembly lines to produce both trailers and containers.

AUTOMOTIVE PRODUCTS OPERATIONS

    Through South Charleston Stamping & Manufacturing Company ("SCSM") and its Kalamazoo, Michigan facility ("CMC Kalamazoo"), Motors develops, designs, engineers and manufactures a broad range of sheet metal automotive components and subassemblies, including tailgates, fenders, doors, roofs and hoods for sale to North American OEMs. The majority of Motors' revenues are derived from complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components.

    The automotive supplier industry is experiencing consolidation as OEMs are increasingly requiring suppliers to meet more stringent quality standards and to possess certain full-service capabilities including design, engineering and project management support. Motors' principal objective is to capitalize on this trend through both internal growth and strategic acquisitions. The key elements of this strategy are as follows:

        - HIGH GROWTH LIGHT TRUCK/SPORTS UTILITY FOCUS. Motors focuses on supplying components for light trucks, minivans and sports utility vehicles due to their high growth rate and long model lives. From

1983 to 1993, light trucks/sport utility vehicles were the fastest growing segment of the automotive market with a 7.3% compound annual growth rate. Motors currently supplies parts on the following light truck/sport utility and minivan vehicles: Suburban, Blazer, S-10 Blazer, Crew Cab, M Van (Astro and Safari), full-size CK Truck and CK Sport Side. Motors has also been awarded an eight-year contract by Mercedes-Benz to produce the majority of the stamping components for its new sports utility vehicle.

        - FULL-SERVICE CAPABILITIES. Motors provides a full complement of services, including design, engineering and manufacturing, which enables it to play an integral role in the development and execution of product programs for its customers. Motors works with its customers throughout the product development process and, in some cases, locates employees on site at its customers' facilities in order to design, engineer and manufacture the highest quality products at the lowest possible cost. Motors believes that this close coordination with its customers allows it to identify business opportunities and react to customer needs in the early stages of vehicle design and, therefore, maintain and increase its volume with its customers.

        - HIGH QUALITY PRODUCTS. The Company believes SCSM is one of the premier stamping facilities in the U.S. This is exemplified by SCSM's receipt of numerous quality awards including the General Motors Mark of Excellence and the General Motors QSP (quality, service, price) award for being General Motors' 1993 worldwide Supplier of the Year for major metal stampings. SCSM has also been qualified to produce components which comply with the ISO 9000 international standard. The Company believes that these awards are a critical factor in securing additional business from OEMs.

        - EXPANDING CUSTOMER BASE. Motors has developed strong relationships with its customers based on its long history of supplying high quality products and its full-service capabilities. Motors' objectives are to increase volume with its existing customers and develop relationships with new customers. In the last twelve months, Motors has expanded its business with existing customers including General Motors Corporation ("GM"), Freightliner Corp., Saturn Corporation and Ford Motor Co. Motors has also secured business with two new customers, Mercedes-Benz and Toyota.

        - FOCUS ON HIGHER-MARGIN/VALUE-ADDED PRODUCTS. Motors strives to compete in markets where it can achieve greater profitability by providing complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. Unlike many of its competitors, SCSM presently has the equipment to supply complete assemblies including large stampings and related assembly parts. As an example, Motors currently supplies the sliding door, which is composed of several stampings and fasteners, for the GM Astro and Safari Vans. The majority of Motors' revenues are derived from such assemblies.

OTHER OPERATIONS

    Yellow Cab is the largest taxicab fleet owner in the City of Chicago ("Chicago") and, as of September 30, 1994, owned approximately 2,370 or 44% of the 5,400 taxicab licenses ("licenses"or "medallions") available in Chicago. Yellow Cab's primary business is the leasing of its medallions and vehicles to independent taxi operators. The Company also provides a variety of other services to taxi drivers and non-affiliated medallion holders, including insurance coverage through Country and repair and maintenance services.

    Country underwrites property and casualty insurance, including taxicab insurance, workers' compensation and other commercial and personal lines. During 1993, 67% of Country's total premium revenue was attributable to non-affiliated property/casualty lines, primarily workers' compensation, commercial automobile and commercial multiple peril. The remainder of Country's premium revenues was attributable to affiliated taxi liability and collision insurance in the State of Illinois and workers' compensation insurance in the States of Illinois and Michigan. Country is currently rated "A" by A.M. Best.

    Holdings was reincorporated in Delaware in 1994. Holdings currently maintains its principal executive offices at Checker Motors Co., L.P.'s ("Checker L.P.", an affiliate of Motors) facility at 2016 North Pitcher Street, Kalamazoo, Michigan 49007 and its phone number is (616) 343-6121.

                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company...........................  5,700,000 shares
Common Stock to be outstanding after the Offering.............  22,500,000 shares
Use of Proceeds...............................................  To redeem a portion of the
                                                                Company's 12 3/4% Senior
                                                                Subordinated Debentures due
                                                                2001 (the "12 3/4%
                                                                Debentures")
Proposed NASDAQ Stock Market (National Market) Symbol.........  DANE

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The summary consolidated financial information set forth below is derived from the consolidated financial statements of the Company for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, which have been audited by Ernst & Young LLP, independent auditors, and from the unaudited consolidated financial statements of the Company for the nine-month periods ended September 30, 1993 and 1994. The summary consolidated financial information provided for the nine-month periods reflects all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results of interim periods may not be indicative of results for the full year. The following summary information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                      NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                     ------------------------------------------------------------  ------------------------
                                        1989        1990        1991         1992         1993        1993         1994
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Trailer Manufacturing............   $ 575,793   $ 491,532   $ 400,196    $ 536,336    $ 711,862   $ 514,087    $ 631,113
  Automotive Products..............      99,886     133,401      84,401      112,631      127,925      95,182      115,965
  Other Operations.................      62,708      68,278      70,669       67,766       69,539      51,726       58,903
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Total Revenues.....................   $ 738,387   $ 693,211   $ 555,266    $ 716,733    $ 909,326   $ 660,995    $ 805,981
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Segment Operating Profit (Loss):
 (1)
  Trailer Manufacturing............   $  26,508   $  13,109(2) $    7,059 $    17,590  $   32,381  $   21,699  $    43,717
  Automotive Products..............      10,561       9,669      (4,237)      11,622       15,306      12,037       16,008
  Other Operations (3).............       9,247       8,771       4,267        4,170        4,304       2,560        3,687
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Total Segment Operating Profit.....      46,316      31,549       7,089       33,382       51,991      36,296       63,412
Corporate Expenses.................      (7,457)     (8,115)     (4,398)      (4,396 )     (4,646)     (3,198)      (7,503 )(4)
Interest Expense...................     (57,879)    (61,596)    (47,425)     (42,726 )    (41,614)    (31,400)     (30,414 )
Interest Income....................      15,494      14,696      11,634        8,895        7,396       5,652        5,214
Other Income (Expense).............       4,704        (941)     (1,078)      (2,023 )      3,494         (26)         779
Special Charge (5).................      --          --          --          --            (7,500)     (7,500)     --
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Income (Loss) Before Minority
 Equity, Income Taxes,
 Extraordinary Items and Accounting
 Changes...........................       1,178     (24,407)    (34,178)      (6,868 )      9,121        (176)      31,488
Minority Equity....................      (2,424)     (2,296)      1,931      --            --          --             (420 )
Income Tax Benefit (Expense).......        (610)      6,429       5,241         (687 )     (5,757)        246      (13,981 )
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Income (Loss) Before Extraordinary
 Items and Accounting Changes......      (1,856)    (20,274)    (27,006)      (7,555 )      3,364          70       17,087
Extraordinary Items (6)............       4,799      27,749      31,188      --            --          --          --
Accounting Changes (7).............      --          --          --          --           (46,626)    (46,626)     --
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Net Income (Loss)..................  $    2,943  $    7,475  $    4,182  $    (7,555 ) $  (43,262) $  (46,556) $    17,087
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
                                     ----------  ----------  ----------  ------------  ----------  ----------  ------------
Income (Loss) Per Share (8):
  Before Extraordinary Items and
   Accounting Changes..............  $    (0.11) $    (1.21) $    (1.61) $      (.45 ) $      .20  $       .0  $      1.02
  Net Income (Loss) Per Share......  $      .18  $      .45  $      .25  $      (.45 ) $    (2.58) $    (2.78) $      1.02


                                                                                                      SEPTEMBER 30, 1994
                                                                                                   ------------------------
                                                                                                                    AS
                                                                                                     ACTUAL    ADJUSTED(9)
                                                                                                   ----------  ------------
                                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets.....................................................................................   $ 531,120    $ 527,003
Total Debt.......................................................................................     281,730      215,234
Shareholders' Deficit............................................................................    (134,084)     (67,702 )

- ------------------
(1) Segment operating profit (loss) is segment gross profit (loss) less segment selling, general and administrative expenses.

(2)   After deducting $7,500 of plant restructuring costs.

      (FOOTNOTES CONTINUED ON THE NEXT PAGE)

(3) Segment operating profit (loss) for other operations does not include the insurance operations' portfolio interest income.

(4)   Corporate expenses for the nine  months ended September 30, 1994  includes
      $3.5   million  of  expenses  related  to  the  Company's  postponed  debt refinancing.  See  "Management's  Discussion  and  Analysis  of  Financial
      Condition and Results of Operation."

(5) Represents cost to the Company of the settlement of certain litigation with the Boeing Company. See "Business -- Legal Proceedings -- Boeing
      Litigation"  and Note H  to Notes to  Consolidated Financial Statements --
      December 31, 1993.

(6) Extraordinary items in all years relate to the gains on the repurchase of indebtedness. See Note L to Notes to Consolidated Financial Statements --
      December 31, 1993.

(7) The accounting changes represent the cumulative effect of changes in accounting principles as a result of the adoption, as of January 1, 1993, of the provisions of Statement of Financial Accounting Standards ("SFAS")
      No.  106,  "Employers Accounting  for  Postretirement Benefits  Other Than
      Pensions," and SFAS No. 109, "Accounting for Income Taxes." See Notes I and K to Notes to Consolidated Financial Statements -- December 31, 1993.

(8)   The  per share information  is computed by  dividing the respective income
      (loss) by the weighted average number of common shares and common share equivalents outstanding (16,800,000 for all periods, after giving effect to the 16,800 to 1 stock split to be effected prior to the commencement of this Offering).

(9) Adjusted to reflect the sale of the 5,700,000 shares of Common Stock offered hereby by the Company (at an assumed initial public offering price of $14 per share) and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

    CYCLICAL BUSINESS. The truck trailer industry is dependent on the trucking industry in general and the automotive parts industry is dependent on the automotive industry. Poor economic conditions in either industry could have a material adverse effect on the Company. In addition to dependence on general economic conditions, sales of new truck trailers have historically been subject to cyclical variations based on a five to seven-year replacement cycle. The poor economic conditions in the United States in 1990 and 1991 had an adverse effect on demand for the Company's products. Although sales have rebounded, there can be no assurance that such growth will continue.

    PRIOR LOSSES AND SUBSTANTIAL LEVERAGE. The Company incurred losses before extraordinary items and accounting changes of approximately $1.9 million, $20.3 million, $27.0 million and $7.6 million in 1989, 1990, 1991 and 1992, respectively. Although the Company had income before extraordinary items and accounting changes for the year ending December 31, 1993 and the first nine months of 1994, there can be no assurance that the Company will not sustain losses in the future. See "Management's Discussion and Analysis of Financial Condition and the Results of Operations."

    The Company currently is and, following the completion of this Offering, will continue to be substantially leveraged. After giving effect to this Offering, the Company's consolidated indebtedness would have been $215.2 million at September 30, 1994. See "Use of Proceeds," "Capitalization," and "Selected Consolidated Financial Data."

    The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including, but not limited to, the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes, refinancing of indebtedness or other purposes may be impaired, thereby limiting its ability to grow; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) the Company is more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; (iv) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (v) the Company's high degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

    COMPETITION. The Company's primary businesses, truck trailer manufacturing and automotive products manufacturing, are highly competitive. The Company competes with other truck trailer manufacturers and automotive stamping companies of varying sizes (including the in-house capabilities of certain automotive manufacturers), some of which have greater financial resources than the Company. In addition, barriers to entry in the truck trailer manufacturing industry are low and, therefore, it is possible that additional competitors could enter the market at any time. Great Dane is, and believes that several of its competitors are, in the process of adding manufacturing capacity, which may have an adverse effect on order backlog and pricing throughout the industry. Although Great Dane is presently the largest manufacturer in the truck trailer industry, there can be no assurance that it will be able to maintain or increase its market share.

    RELIANCE ON MAJOR CUSTOMERS. The Company's automotive products operations rely heavily on sales to GM. For the year ended December 31, 1993, sales to GM accounted for approximately 95% of the automotive products operations' revenues and approximately 13% of the Company's total revenues. The automotive products industry has experienced increased pricing pressure from OEMs which are taking aggressive measures to reduce their operating costs, including significant price reductions from suppliers. Although opportunities for new business may arise for Motors as a result of GM's pressure on other suppliers, future earnings of this segment of the Company's business may be materially adversely affected by the price reductions required or requested by GM, by decisions by GM to utilize its own facilities to manufacture these products or by any further work stoppages at GM plants. Although GM provides 13 week forecasts of its purchasing requirements, changes in its production may result in changes to these requirements. In addition, although Motors is attempting to diversify its customer base, there can be no assurance that Motors will be able to reduce its reliance on GM in the foreseeable future.

    Great Dane entered the intermodal container manufacturing business in reliance on a large order from J.B. Hunt. There can be no assurance that Great Dane will be able to attract other substantial customers for these products. For the year ended December 31, 1993 and the nine months ended September 30, 1994, J.B. Hunt accounted for approximately 13% and 11% of Great Dane's revenues, respectively.

    GOVERNMENT REGULATION OF TRUCK TRAILERS. The federal and state governments regulate certain safety features incorporated in the design of truck trailers. Changes or anticipation of changes in these regulations can have a material impact on the cost of manufacturing truck trailers and on the purchasing policies of Great Dane's customers. These factors may adversely affect the financial condition of the Company.

    ENVIRONMENTAL MATTERS. The Company's operations are subject to numerous federal, state and local laws and regulations pertaining to the discharge of materials into the environment. The Company has taken steps related to such matters in order to minimize the risks to the environment from potentially harmful aspects of its operations. From time to time, the Company has incurred expenses to improve its facilities in accordance with applicable laws and may be required to do so again in the future. Certain of Great Dane's manufacturing processes formerly involved the emission of chlorofluorocarbons, but Great Dane has changed those processes to comply with new regulations.

    The Company also remains obligated to indemnify purchasers of certain of its prior subsidiaries and purchasers of properties sold by prior subsidiaries for environmental contamination, if any, of properties owned by such subsidiaries. The Company's expenditures related to the foregoing environmental matters and indemnification obligations have not had, and the Company does not currently anticipate that such expenditures will have, a material adverse effect on the Company's financial condition, although there can be no assurance that this will remain the case.

    IMPACT OF CITY REGULATION AND EXPIRATION OF ANNUAL LIMIT ON NEW MEDALLION ISSUANCE. Chicago regulates Yellow Cab's operations through maintenance, lease rate, insurance and inspection requirements, as well as through taxes, license fees and other means. In 1993, Chicago gave the Commissioner of Consumer Services broad powers to set maximum lease rates, which, in certain instances, have been set at lower rates than those currently charged by Yellow Cab. Although Yellow Cab has filed a petition for higher rates than those set by the Commissioner and is allowed to continue charging its current rates pending action on its petition, there can be no assurance that it will be successful or that in the future it will be able to pass through any increased costs by lease rate increases or other means.

    The agreement between Yellow Cab and Chicago, pursuant to which increases in the total number of outstanding medallions in Chicago are limited to a maximum of 100 annually, expires on December 31, 1997. There can be no assurance as to how many medallions Chicago will issue after the expiration of the agreement, nor as to the effect, if any, on the Company, of such issuance, including the effect on medallion values. Although Yellow Cab has sold medallions during the past year at selling prices of approximately $38,000 per medallion, there can be no assurance that such values will continue to prevail in the market, especially after December 31, 1997. See "Business -- Other Operations -- Vehicular -- The Medallions" and "-- Regulatory Issues."

    CONTROL OF THE COMPANY. Upon consummation of the Offering, the four current stockholders of Holdings will own 74.7% of the Common Stock (71.9% if the Over-Allotment Option is exercised in full). Therefore, these stockholders, acting together, effectively will have control of the Company and will have sufficient voting power to determine the outcome of any corporate transaction or other matter requiring stockholder approval, including, among other things, the election of directors. See "Ownership of Common Stock."

    NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE. Prior to this Offering, there has been no public market for the Common Stock. Holdings has applied to have the Common Stock approved for quotation and trading on the Nasdaq Stock Market (National Market), but there can be no assurance that the application will be accepted or, if it is accepted, that an active trading market will develop or be sustained after this Offering or that the market price for the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined solely by negotiations between the Company and the Underwriters and may not bear any relationship to the market price for the Common Stock following this Offering. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

    DILUTION.   Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $19.59 in net tangible book value per share of Common Stock from the initial public offering price.

    SHARES ELIGIBLE FOR FUTURE SALE. Currently, all of the outstanding capital stock of the Company is owned by four persons. Upon completion of this Offering, 22,500,000 shares of Common Stock will be issued and outstanding, 16,800,000 of which will be owned by these four persons and eligible for immediate sale. The Company has also adopted a stock option plan for key employees and directors (the "1994 Option Plan"), subject to stockholder approval and approval of the Compensation Committee of the Board of Directors (the "Compensation Committee"). No shares have, to date, been granted under the 1994 Option Plan. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options to be granted under the 1994 Option Plan), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale." The Company and its four current stockholders have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock, for a period of [180] days after the closing of the Offering, other than shares acquired in the Offering, without the prior written consent of the Underwriters and the Company. After expiration of that time period, shares may be sold pursuant to an effective registration statement in compliance with the Securities Act of 1933, as amended (the "Securities Act"), or an applicable exemption from the registration requirements thereunder.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 5,700,000 shares of Common Stock offered hereby are estimated to be approximately $72.0 million, assuming an initial public offering price of $14.00 per share, and after deducting an estimated $7.8 million in offering expenses and underwriting discounts and commissions payable by the Company estimated to be incurred in connection with the Offering. The Company intends to use all of the net proceeds plus Company cash to redeem approximately $72.0 million principal amount (plus premium and accrued interest) of the 12 3/4% Debentures, which will be sufficient to satisfy all remaining sinking fund payments. The Company intends, immediately upon consummation of the Offering, to issue a notice of redemption with respect thereto. The funds required for the redemption will be held in escrow until the requisite 30-day notice period has expired (during which time interest will continue to accrue) and payment can be made. Interest on the 12 3/4% Debentures for such 30-day period is expected to be approximately $0.5 million, net of estimated interest earnings from the escrow account.

    The Company is currently engaged in discussions with its bank lenders regarding a refinancing of its bank debt, including increasing the banks' commitments under revolving credit facilities to meet working capital and other requirements. If commitments for the refinancing are received, and the Company has excess availability under these facilities, the Company currently expects that it will use a portion of such excess availability (a) to purchase the minority interest in Checker L.P. for $37.0 million (see "Business -- Legal Proceedings -- Executive Life Litigation") and (b) to redeem all or a portion of the $30.0 million principal amount of senior notes held by the current stockholders of Holdings.

                                DIVIDEND POLICY

    The Company intends to retain any future earnings to provide funds for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. As a holding company, the ability of Holdings to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The payment of dividends by Holdings is also subject to certain restrictions under the indenture pursuant to which the 12 3/4% Debentures were issued. At December 31, 1993, the Company was prohibited from paying a dividend. Subject to such restrictions, any determination to pay dividends in the future will be at the discretion of Holdings' Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions, and other facts deemed relevant at that time by Holdings' Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of Holdings and its subsidiaries as of September 30, 1994, and as adjusted to give effect to the sale by Holdings of the 5,700,000 shares of Common Stock offered hereby (assuming a public offering price of $14.00 per share and after deduction of underwriting commissions and discounts and the estimated expenses of the Offering) and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                       SEPTEMBER 30, 1994
                                                                                  -----------------------------
                                                                                   HISTORICAL     AS ADJUSTED
                                                                                  ------------  ---------------
                                                                                     (DOLLARS IN THOUSANDS)

Debt (including current maturities):
  Subsidiary Debt...............................................................  $     74,823  $     74,823
  Shareholders' Notes...........................................................        30,000        30,000
  12 3/4% Senior Subordinated Debentures (net of unamortized discount)..........       121,946        55,450
  14 1/2% Subordinated Discount Debentures (net of unamortized discount)........        54,961        54,961
                                                                                  ------------  ---------------
    Total Debt..................................................................       281,730       215,234
Minority Interest...............................................................        39,839        39,839
Shareholders' Deficit:
  Common Stock, par value $0.01.................................................           168           225
  Additional paid-in capital....................................................        14,832        86,775
  Retained earnings deficit.....................................................       (19,130)      (24,748)(1)
  Notes receivable from shareholders............................................          (625)         (625)
  Amounts paid in excess of Motors' net assets..................................      (127,748)     (127,748)
  Unrealized depreciation on Insurance Subsidiary's investments in certain debt
   and equity securities........................................................        (1,581)       (1,581)
                                                                                  ------------  ---------------
    Total Shareholders' Deficit.................................................      (134,084)      (67,702)
                                                                                  ------------  ---------------
      Total Capitalization......................................................  $    187,485  $    187,371
                                                                                  ------------  ---------------
                                                                                  ------------  ---------------

- --------------
(1) The increase in retained earnings deficit results from an extraordinary charge to earnings from:

(a)  Write off of debt discount on repurchased 12 3/4% Debentures..........  $  (5,505)
(b)  Premium paid on repurchase of 12 3/4% Debentures......................     (1,526)
(c)  Write off of unamortized debt issue costs; and........................     (1,048)
(d)  Tax effect of above adjustments.......................................      2,461
                                                                             ---------
Increase in historical retained earnings deficit...........................  $  (5,618)
                                                                             ---------
                                                                             ---------

                                    DILUTION

    The deficit in net tangible book value of the Company at September 30, 1994 was ($193.3) million or ($11.51) per share of Common Stock. The deficit in net tangible book value represents the excess of the Company's total liabilities over its total tangible assets, divided by the number of outstanding shares of Common Stock. After giving effect to the sale of the 5,700,000 shares of Common Stock being offered hereby (assuming a public offering price of $14.00 per share and after deduction of the underwriting discounts and commissions and estimated expenses of the Offering) and the application of the estimated net proceeds therefrom, the pro forma deficit in net tangible book value at September 30, 1994 would have been $(125.9) million or $(5.59) per share. This represents an immediate decrease of $5.92 in the deficit in net tangible book value per share to the current stockholders and immediate dilution of $19.59 per share to persons purchasing the shares offered hereby. The following table illustrates the per share dilution with respect to a new investor's purchase of a share of Common Stock at September 30, 1994.

Assumed initial public offering price per share..................             $    14.00
  Deficit in net tangible book value per share before the
   Offering......................................................  $   (11.51)
  Decrease per share in the deficit in net tangible book value
   attributable to new investors.................................  $     5.92
Pro forma deficit in net tangible book value per share after the
 Offering........................................................                  (5.59)
Dilution per share to new investors..............................             $    19.59

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated financial data derived from the consolidated financial statements of Great Dane Holdings Inc. and subsidiaries for the five years ended December 31, 1993, which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the nine-month periods ended September 30, 1993 and 1994, were derived from the unaudited consolidated financial statements of the Company, which reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The operating results for the nine months ended September 30, 1994, are not necessarily indicative of the operating results for the full year. The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                       NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                         ----------------------------------------------------------  ----------------------
                                            1989        1990        1991        1992        1993        1993        1994
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues...............................   $ 738,387   $ 693,211   $ 555,266   $ 716,733   $ 909,326   $ 660,995   $ 805,981
Cost of Revenues.......................     624,138     584,680     480,543     610,870     778,805     566,759     680,672
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross Profit...........................     114,249     108,531      74,723     105,863     130,521      94,236     125,309
Selling, General and Administrative
 Expense...............................      75,390      77,597      72,032      76,877      83,176      61,138     69,400(1)
Plant Restructuring Costs..............      --           7,500      --          --          --          --          --
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from Operations.................      38,859      23,434       2,691      28,986      47,345      33,098      55,909
Interest Expense.......................     (57,879)    (61,596)    (47,425)    (42,726)    (41,614)    (31,400)    (30,414)
Interest Income........................      15,494      14,696      11,634       8,895       7,396       5,652       5,214
Other Income (Expense).................       4,704        (941)     (1,078)     (2,023)      3,494         (26)        779
Special Charge (2).....................      --          --          --          --          (7,500)     (7,500)     --
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Minority Equity,
 Income Taxes, Extraordinary Items and
 Accounting Changes....................       1,178     (24,407)    (34,178)     (6,868)      9,121        (176)     31,488
Minority Equity........................      (2,424)     (2,296)      1,931      --          --               0        (420)
Income Tax Benefit (Expense)...........        (610)      6,429       5,241        (687)     (5,757)        246     (13,981)
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Extraordinary
 Items and Accounting Changes..........      (1,856)    (20,274)    (27,006)     (7,555)      3,364          70      17,087
Extraordinary Items (3)................       4,799      27,749      31,188      --          --          --          --
Accounting Changes (4).................      --          --          --          --         (46,626)    (46,626)     --
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net Income (Loss)......................  $    2,943  $    7,475  $    4,182  $   (7,555) $  (43,262) $  (46,556) $   17,087
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) Per Share (5):
  Before extraordinary items and
   accounting changes..................  $    (0.11) $    (1.21) $    (1.61) $     (.45) $      .20  $        0  $     1.02
  Net income (loss) per share..........  $      .18  $      .45  $      .25  $     (.45) $    (2.58) $    (2.78) $     1.02


                                                                DECEMBER 31,                             SEPTEMBER 30,
                                         ----------------------------------------------------------  ----------------------
                                            1989        1990        1991        1992        1993        1993        1994
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets...........................     536,084     537,677     481,305     493,763     517,336     500,639     531,120
Total Debt.............................     405,167     376,692     316,324     310,368     296,273     305,006     281,730
Shareholders' Deficit..................    (111,799)   (104,745)    (98,374)   (106,296)   (149,517)   (152,611)   (134,084)

- ------------------

(1) Selling, general and administrative expenses for the nine months ended September 30, 1994 includes $3.5 million of expenses related to the Company's postponed debt refinancing. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."
(2) Represents cost to the Company of the settlement of certain litigation with the Boeing Company. See "Business -- Legal Proceedings -- Boeing Litigation" and Note H to Notes to Consolidated Financial Statements -- December 31, 1993.
(3) Extraordinary items in all years relate to the gains on the repurchase of indebtedness. See Note L to Notes to Consolidated Financial Statements -- December 31, 1993.
(4) The accounting changes represent the cumulative effect of changes in accounting principles as a result of the adoption, as of January 1, 1993, of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes." See Notes I and K to Notes to Consolidated Financial Statements -- December 31, 1993.
(5) The per  share information  is computed  by dividing  the respective  income
    (loss) by the weighted average number of common shares and common share equivalents outstanding (16,800,000 for all periods, after giving effect to the 16,800 to 1 stock split to be effected prior to the commencement of this Offering).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    In January 1989, Holdings purchased all of the outstanding common stock of Motors, the general partner of Checker L.P., for a purchase price of $138.8 million (the "Checker Acquisition"). Immediately thereafter, four of the five former shareholders of Motors purchased, through Checker Holding Corp. ("CHC"), all of the outstanding common stock of Holdings for $45 million. CHC was created solely for the purpose of acquiring the stock of Holdings and was subsequently merged into Holdings. CHC was capitalized with an equity contribution of $15 million and loans aggregating $30 million from the former Motors shareholders. The Reverse Acquisition has been accounted for as if Motors had acquired Holdings, since there has been no significant change in control of Motors.

    Under generally accepted accounting principles for reverse acquisitions, the net assets of Motors acquired in the Checker Acquisition could not be revalued to estimated fair market value. Accordingly, the $127.7 million excess of the amount paid over the historical book value of Motors' net assets has been accounted for as a separate component reducing shareholders' equity and is not subject to amortization.

    In August 1989, Motors acquired all of the outstanding common stock of SCSM for a purchase price of $19.9 million (including expenses of $0.3 million) in cash for SCSM's stock and $4.0 million in cash for a noncompete agreement. The acquisition was funded with proceeds from a new bank loan. In connection with the acquisition, Motors also assumed, and Checker L.P. guaranteed, $12.7 million of the seller's obligation to the State of West Virginia. In addition, both Motors and Checker L.P. guaranteed loans aggregating $5.6 million made by the State of West Virginia and Volkswagen of America, Inc. to SCSM.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1994, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1993:

    Revenues increased $145.0 million during the nine months ended September 30, 1994, as compared to the same period of 1993. The higher revenues are principally attributed to higher trailer manufacturing revenues ($117.0 million), primarily associated with a higher volume of sales within the segment. Automotive products revenues increased $20.8 million during the nine months ended September 30, 1994, as compared to the same period in 1993. General increases in volumes to accommodate automotive customers' demands and additional jobs were the principal reasons for the revenue increases.

    The Company's operating profit increased $22.8 million in the 1994 period compared to the 1993 period. This increase is attributed to an increase of trailer manufacturing operating profits ($22.0 million) which is principally due to improved margins and higher volume of sales and an increase of automotive products operating profits ($4.0 million), which was principally due to higher volumes of sales. These increases in operating profits were offset by higher corporate costs due to a postponed refinancing ($3.5 million) and other increases in corporate costs.

    During the nine months ended September 30, 1993, the Company recorded a $7.5 million pre-tax special charge relating to the Boeing litigation. No similar charge was incurred in 1994.

    During the nine months ended September 30, 1994, a $0.4 million charge was recorded to reflect minority equity in SCSM.

    Income tax expense is higher for financial statement purposes than would be computed if the statutory rate were used because of state income taxes as well as the impact of the reporting of certain income and expense items in the financial statements which are not taxable or deductible for income tax purposes.

    Net income was $17.1 million for the nine months ended September 30, 1994, as compared to a $46.6 million net loss for the prior period. The improvement in net income is attributed to the reasons mentioned above, as well as a one-time charge ($46.6 million) incurred for the implementation of Statements of Financial Accounting Standards ("SFAS") Nos. 106 and 109 which was recorded in the first quarter of 1993.

1993 COMPARED TO 1992:

    During 1993, revenues increased $192.6 million and gross profit increased $24.7 million as compared to 1992. The trailer segment and the automotive segment operations benefitted from increased demand for their products. Trailer segment revenues increased by $175.5 million as compared to 1992, primarily due to the sale of containers and chassis which were introduced in late 1992 and sold principally to one customer, and a higher volume of truck trailer sales. Automotive segment revenues increased $15.3 million as compared to 1992. Increased production of the General Motors Blazer and Suburban models and Crew Cab products and other general increases in volumes to accommodate automotive customers' demands are the principal reasons for the increase. Vehicular segment revenues increased $1.5 million in 1993 as compared to 1992. The increase was attributed to lease rate increases obtained in 1993 to cover certain vehicular segment cost increases. The revenue increase was somewhat offset by the impact of tendering medallions to Chicago.

    The factors impacting sales, as discussed previously, had the effect of increasing the Company's 1993 operating profit (gross profit less selling, general and administrative expenses) by $18.4 million as compared to 1992. Trailer segment operating profit increased by $14.8 million as compared to 1992. This increase is principally due to higher volumes, partly offset by higher selling, general and administrative expenses ("S G & A"). Higher volumes were also the principal reason for an increase of $3.7 million of automotive segment operating profits as compared to 1992.

    S G & A expenses were $6.3 million higher in 1993 as compared to 1992, but as a percentage of sales, S G & A expense is 1.6 percentage points lower in 1993 as compared to 1992.

    Other expenses decreased $5.5 million in 1993 as compared to 1992. The decrease in expenses resulted primarily from $1.4 million in income from the settlement of a dispute in 1993 and $2.8 million in income from sales of taxi medallions in 1993.

    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming Holdings, together with three prior subsidiaries of Holdings, as defendants in Case No. CV89-199MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of Holdings, formerly conducted business operations. On December 22, 1993, Holdings entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, Holdings will pay Boeing $12.5 million over the course of five years, $5.0 million of which has been committed by certain insurance carriers in the form of cash or irrevocable letters of credit. Accordingly, Holdings recorded a $7.5 million special charge during 1993 to provide for the cost associated with this legal proceeding. In accordance with the settlement agreement, the claims against Holdings and the three former subsidiaries have been dismissed and Boeing has released and indemnified Holdings with respect to certain claims.

    Net loss was $43.3 million for the year ended December 31, 1993, as compared to a $7.6 million net loss for the year ended December 31, 1992. The fluctuations in net loss between the years are attributed to the reasons discussed above, as well as the one-time charge ($46.6 million) incurred for the implementation of SFAS Nos. 106 and 109 which was recorded in 1993.

1992 COMPARED TO 1991:

    During 1992, revenues increased $161.5 million and gross profit increased $31.1 million as compared to 1991. The trailer and the automotive segment operations were positively impacted by increased demand for their products. Trailer segment revenues increased by $136.1 million as compared to 1991, primarily resulting from a higher volume of truck trailer sales. Automotive segment revenues increased $28.2 million as compared to 1991. Increased production of GM's Blazer and Suburban models and Crew Cab products for the 1993 model year and other general increases in volumes to accommodate automotive customers' demands were partly offset by a $6.1 million decrease in revenues associated with the coordination of tooling programs for GM. Vehicular segment revenues decreased $2.9 million as compared to 1991. The decrease in revenues is principally attributed to a continuing downturn in taxicab leasing in Chicago, as well as a decrease in the number of cabs available for lease from Yellow Cab as a result of the settlement agreement reached with Chicago in 1988. The negative trend to revenue changes for this segment could continue if the economic environment does not improve and if the segment is not successful in continuing to develop new sources of revenue as the settlement agreement requires the tendering of 100 additional licenses to Chicago in each of the next five years.

    The factors impacting sales, as discussed previously, had the effect of increasing the Company's 1992 operating profit by $26.3 million as compared to 1991. Trailer segment operating profit increased by $10.5 million as compared to 1991. This increase is principally due to higher volumes, partly offset by higher S G & A. Higher volumes were also the principal reason for an increase of $15.9 million of automotive segment operating profits as compared to 1991. Automotive segment S G & A expenses were only slightly higher in 1992 as compared to 1991. Vehicular segment operating profits decreased $1.4 million in 1992 compared to 1991 due to lower revenues. While efforts were made to reduce vehicular segment operating costs through the combination of the Company's then existing two taxicab operations in late 1991, the decrease in revenues previously discussed was not fully offset by decreased operating and sales, general and administrative costs.

    S G & A expenses were $4.8 million higher in 1992 as compared to 1991, but as a percentage of sales, S G & A expense is 2.2 percentage points lower in 1992 as compared to 1991.

    Other expenses increased $0.9 million in 1992 as compared to 1991. Higher gains realized on investment transactions during 1992 compared to 1991 were offset by lower gains on sale of assets in 1992 as compared to 1991.

    Interest expense was $4.7 million lower in 1992 than in 1991. The decrease can be attributed to lower interest rates during 1992 compared to 1991 as well as lower levels of debt outstanding during 1992 compared to 1991.

    Net loss was $7.6 million for the year ended December 31, 1992, as compared to net income of $4.2 million for the year ended December 31, 1991. The fluctuations in net income between the years are attributed to the reasons discussed above, as well as the fact that the Company recorded a $31.2 million extraordinary gain in 1991 relating to the repurchase of debentures.

    There is no minority equity expense in 1992 because Executive Life Insurance Company ("ELIC") was placed into conservatorship in 1991 and as a result, its interest in Checker L.P. and rights under the Partnership Agreement became limited to the right to receive the balance of its capital account on April 11, 1991. See "Business -- Legal Proceedings -- Executive Life Litigation."

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    Available cash and cash equivalents, cash flow generated from operations ($66.9 million, $12.4 million, $37.8 million, $25.2 million and $30.7 million for the years ended December 31, 1989, 1990, 1991, 1992 and 1993, respectively and $22.3 million for the nine months ended September 30, 1994), proceeds from borrowings and proceeds from the disposal of assets have provided sufficient liquidity and capital resources for the Company to conduct its operations.

    With the settlement of the Boeing litigation and an agreement to settle the ELIC litigation, the ability of the Company to achieve a successful refinancing was enhanced. See "Business -- Legal Proceedings -- Executive Life Litigation." Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with an overall refinancing of the Company's outstanding indebtedness. On August 10, 1994, the Company announced that, due to market conditions, it was postponing the proposed refinancing and would not complete the transaction on the terms described in its registration statement. Because this refinancing was not completed, certain costs, which totaled approximately $3.5 million (pre-tax), have been charged to income in the quarter ending September 30, 1994.

    Great Dane's debt agreement with certain banks matures in March 1995. Accordingly, this debt is classified as a current liability at September 30, 1994. Refinancing is anticipated to be accomplished prior to maturity and, accordingly, it is not anticipated that working capital will be adversely affected.

    Purchases of property, plant and equipment have averaged approximately $18.0 million per year over the past three years and have been funded principally by cash flow generated from operations as well as proceeds from disposals of assets. Purchases of property, plant and equipment for 1994 and 1995 are anticipated to be approximately $21.4 million and 45.3 million, respectively, and are expected to be funded principally by cash flow generated from operations and borrowings. The increase in the anticipated capital expenditures for 1995 is principally due to (i) the proposed addition of a new manufacturing facility for Great Dane (See "Business -- Trailer Manufacturing Operations -- Manufacturing and Operations") and (ii) the expansion required by new business in the automotive segment.

    During the fourth quarter of 1993, Holdings entered into a settlement of the Boeing litigation ($12.5 million over five years). See "Business -- Legal Proceedings -- Boeing Litigation." Of the $7.3 million balance remaining to be paid as of September 30, 1994, approximately $2.5 million will come from insurance recoveries and the balance from cash currently on hand and cash flow generated from operations.

    GM, a major customer of the Company's automotive products segment, is resorting to many measures, including obtaining significant price reductions from its suppliers, in an effort to reduce its operating costs. Management of the Company's automotive products segment maintains ongoing discussions with GM concerning future pricing of parts presently being manufactured. Automotive products segment management believes that it has adequately provided in its near-term financial plans for any price reductions which may result from its current discussions with GM. However, price reductions in excess of those anticipated could have a material adverse effect on the automotive products operations.

ACCOUNTING STANDARDS

    Effective January 1, 1994, the Company adopted the provision of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of shareholders' deficit was decreased by $1.4 million (net of $0.8 million in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The impact of adopting SFAS No. 106 was a charge to net income of $29.7 million (net of taxes of $16.5 million) which was recorded as a cumulative effect adjustment in the quarter ended March 31, 1993.

    The Company also adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. The impact of adopting SFAS No. 109 was a charge to net income of $16.9 million which was recorded as a cumulative effect adjustment in the quarter ended March 31, 1993.

    During the quarter ended March 31, 1993, the Company adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts." Because of the type of insurance contracts Country provides, the adoption of this statement had no impact on earnings; however, it requires the disaggregation of various balance sheet accounts. For financial reporting purposes, the 1992 balance sheet and statement of cash flows have been restated as if SFAS No. 113 were adopted as of the beginning of the earliest period presented.

    Although the adoption of SFAS Nos. 106, 109, 113 and 115 has collectively had a significant effect on the Company's financial position, it has not adversely affected liquidity and capital resources.

IMPACT OF INFLATION

    Recently, due to competitive market conditions, the Company has been unable to factor all cost increases into selling prices for its products and services. The Company does not believe, however, that the impact of inflation affects the Company any more than it affects the Company's competitors.

                                    BUSINESS

GENERAL

    Through Great Dane, the Company is the largest manufacturer of truck trailers and intermodal containers and chassis in North America. In addition, through Motors, the Company is one of the leading independent manufacturers of sheet metal stampings for automotive components and subassemblies for sale to North American OEMs. For the year ended December 31, 1993 and the nine months ended September 30, 1994, these two principal lines of business accounted for approximately 92% and 93% of the Company's revenues and 92% and 94% of the Company's total segment operating profit. The Company's other operations consist of its vehicular operations, primarily Yellow Cab, which is currently the largest owner of taxicabs and provider of taxi-related services in Chicago, Illinois and its insurance operations, Country, which underwrites property and casualty insurance.

    The   Company's   objective  is   to   expand  its   transportation  related
manufacturing businesses, Great Dane and Motors, through internal growth and strategic acquisitions. The Company will also focus on reducing its aggregate indebtedness and believes that Yellow Cab and Country provide a consistent source of cash flow for debt repayment.

TRAILER MANUFACTURING OPERATIONS

OVERVIEW

    Great Dane designs, manufactures and distributes a full line of truck trailers (including dry freight vans, refrigerated trailers and platform trailers) and intermodal containers and chassis. In 1993, Great Dane was the largest manufacturer of truck trailers and chassis in the United States with an aggregate market share of 12.9%, including a leading 37.9% share of the higher-margin reefer market. Great Dane is also a leading manufacturer in the growing intermodal container and chassis market with a 27.3% market share in 1993. For the year ended December 31, 1993 and the nine months ended September 30 ,1994, Great Dane generated approximately 78% and 78% of the Company's revenues and 62% and 69% of the Company's total segment operating profit.

INDUSTRY OVERVIEW

    The new truck trailer industry, with annual revenues of approximately $3.1 billion, is cyclical and competitive and closely tied to overall economic conditions as well as to regulatory changes. In addition, new truck trailers have traditionally had a five to seven-year replacement cycle. In 1990 and 1991, the industry experienced a severe downturn due to the recession in the United States. The industry recovered in 1992 and 1993 due in large part to the general improvement in the U.S. economy, the replacement of a large number of truck trailers sold in the mid-1980's and, to a lesser extent, new regulations in certain states permitting longer truck lengths.

    The national truck trailer market is highly fragmented, with approximately 180 companies operating in the truck trailer manufacturing industry. In 1993, the two largest companies, Great Dane and Wabash National Corporation, accounted for approximately 24% of the market and the ten largest companies accounted for approximately 65% of sales. The basis of competition in the truck trailer industry is product quality and durability, price, flexibility in design and engineering, warranties, service and relationships. Due in large part to the quality of its products and its strong distribution system, the Company believes that Great Dane has built sustainable competitive advantages in each of these important areas.

    Recently, the transportation industry began shifting toward intermodal containers and chassis. Since 1988, intermodal container traffic has grown by a compounded annual growth rate of approximately 10%. "Intermodal" refers to the transition from one mode of transportation to another and, as used in this Prospectus, refers to the transition from rail to road. "Intermodal containers," as used in this Prospectus, refers to containers which are designed to travel principally on rail, and which, when removed from the rail car, can be placed on a chassis for transportation by truck to and from a rail yard.

BUSINESS STRATEGIES

    In 1991, Great Dane assembled a new senior management team and initiated a strategic plan designed to improve its competitive position by (i) reducing operating costs; (ii) increasing manufacturing efficiencies and flexibility;
(iii) developing new products; and (iv) expanding its large order customer base. Accordingly, Great Dane reduced overhead, reconfigured plants to increase capacity, re-designed assembly lines to improve efficiencies, re-engineered certain products to reduce material and manufacturing costs, initiated new product development programs and began to develop relationships with large order customers, including J.B. Hunt and Xtra Corporation. From 1991 to 1993, Great Dane's revenue increased from $400.2 million to $711.9 million and segment operating profit increased from $7.1 million to $32.4 million. In addition, Great Dane's operating profit margin increased from 1.8% in 1991 to 6.9% for the nine-month period ended September 30, 1994.

    Great Dane believes that these initiatives combined with its strong brand name and reputation for manufacturing high quality products have positioned it for continued growth. The key elements of its growth strategy are as follows:

    - PRODUCT INNOVATION. Great Dane emphasizes the production of custom-designed and proprietary products which generally produce higher margins than standard products. Great Dane's engineering and flexible manufacturing expertise enable it to produce custom-designed products rapidly and efficiently while incorporating distinctive features through computer aided design technologies. Recent product innovations marketed by Great Dane include its proprietary, lightweight Thermacube van and reefer which utilize a high density foam technology that yields superior cargo space, strength, and thermal properties, and unique intermodal containers and chassis which initiated Great Dane's entry into the growing intermodal market. New products planned for 1995 include a proprietary, ultra-lightweight flatbed trailer which utilizes a new technology that minimizes its aluminum content, and a new reefer product which incorporates a unique floor design that offers superior thermal efficiencies, longevity and cargo space.

    - INCREASE MARKET SHARE WITH LARGE ORDER FLEET CUSTOMERS. Great Dane is actively seeking to increase its sales to large order fleet customers which account for approximately 43% of total U.S. van trailer purchases. The Company believes that these customers are the fastest growing segment of the industry and estimates that its share of fleet orders approximates 10%. The balance of the U.S. van trailer market consists of small and medium sized customers (approximately 30%) and leasing companies (approximately 27%) where Great Dane estimates it has a 27% and 17% market share, respectively. In order to increase its market share with large order fleet customers, Great Dane has adapted certain of its assembly lines to produce both large standardized and small customized orders. Great Dane is in the process of acquiring the property and buildings for a 500,000 square foot manufacturing facility which will be equipped during 1995 with two high speed, more cost efficient assembly lines dedicated to high volume, standard specification fleet orders. This new manufacturing facility will be located near the existing Brazil, Indiana plant and Great Dane expects to utilize its Brazil, Indiana management team to help contain overhead expenses.

    - STRONG NATIONAL DISTRIBUTION NETWORK. The Company believes that Great Dane's distribution network, which consists of 17 Company-owned branches and 51 independent dealers, is the largest marketing organization in the North American trailer industry. This network provides Great Dane with a competitive advantage in marketing its new and used trailer products and providing higher-margin aftermarket parts and services. Great Dane believes that its parts and services business will provide earnings growth in the coming years due to the increasing size of the Great Dane and U.S. trailer fleets.

    - INTERMODAL TRANSPORTATION. In 1992, Great Dane entered the intermodal transportation market by developing, in conjunction with a leading truckload carrier, a unique line of intermodal containers and matching ultra-lightweight chassis. These containers and chassis enable its customers to utilize double stack rail intermodal service to haul freight loads of similar size and weight to those it carries with conventional over-the-road trailers. The Company believes that intermodal transportation will continue to provide growth opportunities as carriers expand their intermodal activities. Great Dane's strategy is to utilize its engineering expertise to design intermodal products that meet the specific requirements of its customers. Great Dane has also improved its market responsiveness by adapting certain assembly lines to produce both trailers and containers.

PRODUCTS

    GENERAL. Great Dane's principal products include vans, reefers, platform trailers and intermodal containers and chassis. During 1992 and 1993, the sale of these products accounted for 80% and 82% of Great Dane's revenues, respectively. Great Dane's trailers and intermodal containers are manufactured in sizes ranging from 28 to 57 feet. Great Dane offers 11 versions of its various trailers and sells virtually all of these versions on a regular basis. In addition to this standard line of products, its flexible assembly operations enable Great Dane to customize products for its customers at premium prices.

    Set forth below is a description of Great Dane's share of the market for its principal products during 1993. All figures are based on estimated shipments.

                                                                  GREAT DANE    INDUSTRY      GREAT DANE
PRODUCT TYPE                                                      UNIT SALES   UNIT SALES        SHARE
- ----------------------------------------------------------------  -----------  -----------  ---------------
Vans............................................................      14,132      120,600           11.7%
Reefers.........................................................       8,034       21,200           37.9%
Platform Trailers...............................................       1,767       16,100           11.0%
Intermodal Containers and Chassis...............................      10,301       37,700           27.3%

    VANS. Vans are used primarily for the transportation of dry freight. Great Dane believes that it offers the greatest variety of vans in the industry with four primary styles: sheet and post, aluminum plate, ThermaCube and Fiberglass Reinforced Plastic Plywood. Great Dane sells vans primarily to for-hire truckload carriers, private carriers and leasing companies.

    Great Dane's highest volume van product is the sheet and post van. These trailers haul general non-refrigerated freight. Great Dane's models offer custom design features in order to improve their appearance, durability and resale value when compared to certain competitors' models.

    Great Dane's aluminum plate vans were developed in late 1991. These vans, considered to be a premium product, utilize thicker and more durable sidewalls than sheet and post vans and offer significantly more interior space since they are constructed without interior liners.

    Great Dane's ThermaCube van was developed and brought to market in late 1990. The ThermaCube van currently uses a technology licensed to Great Dane by Graaff KG ("Graaff"), a German limited partnership. The ThermaCube process involves injecting high density foam between two thin skins of aluminum or other suitable material and bonding them into a single panel. ThermaCube vans are lightweight and offer superior width, space, strength and thermal properties. Since it has completed the maximum royalty payment under its agreement with Graaff, Great Dane's current and future usage of this technology for trailers is royalty free.

    Fiberglass Reinforced Plastic Plywood vans account for a small percentage of Great Dane's van sales. They offer increased inside width but are 300 pounds heavier than sheet and post vans. These vans are very durable and therefore are used predominantly in large metropolitan areas.

    REEFERS. Great Dane's reefers are specialized products that command premium pricing. The Company believes that it is the largest supplier of reefers in the industry (with a 37.9% share in 1993) and the only company to offer more than one type of reefer. Great Dane currently sells three types of reefers: Classic (either aluminum or stainless steel), Superseal and ThermaCube. The refrigeration cooling units are not manufactured by Great Dane.

    The Classic reefer, essentially a sheet and post reefer, is particularly suitable for the food distribution market because it has been engineered to accept numerous structural modifications such as side doors and multi-temperature refrigeration compartments. Classic reefers are sold primarily to private carriers and truck leasing companies.

    The Superseal reefer is Great Dane's lightweight, lower-priced model. This product offers fewer options than the Classic reefer but is most popular with for-hire carriers. Since its purchase by Great Dane in 1988, its market share has steadily increased due to product improvements and the use of Great Dane's national distribution network.

    Great Dane believes that its proprietary ThermaCube reefer is the most efficient and technologically advanced reefer in the industry. It offers large cubic capacity and inside width, side wall strength and superior thermal properties. It is currently the flagship of two of the largest reefer carriers in the U.S. and it is gaining popularity among medium-sized carriers.

    PLATFORM TRAILERS. Platform trailers are flatbeds or open deck trailers. Great Dane offers a full line of platform trailers, consisting of drop frame, extendible, curtainside and straight frame trailers. Drop frame flatbeds are designed for heavy duty hauling where low deck heights are required. Extendible flatbeds are used for self-supporting loads (e.g., pre-stressed concrete). Curtainside flatbeds are used where side loading and cover is required. The primary customers for Great Dane's platform trailers are for-hire material haulers, which would include steel haulers, pre-stressed concrete carriers and builders. Great Dane is developing and testing a new line of ultra-lightweight flatbeds intended to increase substantially its market share.

    INTERMODAL CONTAINERS AND CHASSIS. In conjunction with the growth of intermodal container transportation, Great Dane's engineers developed a specialized container (which can be double stacked during rail transport) and chassis that allow a trucking company to haul containerized loads which are similar in size and weight to those carried on conventional over the road trailers. These containers use either aluminum plate or the ThermaCube technology, which is Great Dane's composite wall construction, to offer greater inside width, higher cubic capacity and greater strength than can be obtained by conventional sheet and post construction. Further, these containers are 500 to 1,000 pounds lighter and the chassis are 1,000 to 1,500 pounds lighter than products now in use with similar carrying capacities. The Company believes that it is one of the two largest U.S. manufacturers of intermodal containers and chassis and the only domestic producer of reefer containers. Great Dane is expecting to produce, for J.B. Hunt and others, a total of approximately 4,100 intermodal containers and a total of 5,000 chassis in 1994.

SERVICES

    GENERAL. Great Dane's business includes aftermarket parts and accessories sales, used trailer sales and retail services (including repair and maintenance) which enable it to be a full-service provider. The parts and service operations have historically been a stable source of higher margin business.

    AFTERMARKET PARTS AND ACCESSORIES SALES. Sales of replacement parts and accessories are an important source of higher margin revenues for Great Dane, and provide a value-added service which attracts and maintains Great Dane's customer base. Parts and accessories are marketed through 51 full-line dealers, 19 parts-only dealers and 17 Great Dane-owned branch operations. Dealers and branches sell parts either over-the-counter or through their respective retail services.

    USED TRAILERS. To be competitive in the sale of new trailers, it is often necessary to accept used trailers in trade. Great Dane's larger retail branches employ individuals who are responsible for trade-in appraisals and selling used trailers. Great Dane believes that its nationwide distribution system provides it with superior used trailer marketing capabilities.

    RETAIL  SERVICES.    Great Dane  owns  and operates  17  full-service retail
branches, which provide repair and maintenance services. These retail branches also provide warranty support to Great Dane's customers.

    The chart below sets forth the percentage of Great Dane's total sales and gross profit represented by each product or service category.

                                                                                   % OF                  % OF
                                                                                  SALES             GROSS PROFITS
                                                                           --------------------  --------------------
PRODUCT OR SERVICE CATEGORY                                                  1992       1993       1992       1993
- -------------------------------------------------------------------------  ---------  ---------  ---------  ---------
New Truck Trailers and Containers and Chassis............................       79.6       82.5       59.4       63.5
Parts Sales..............................................................       11.1        9.3       25.5       23.0
Used Trailers............................................................        6.6        6.0        3.9        3.7
Retail Services..........................................................        2.7        2.2       11.2        9.8

BACKLOG

    At September 30, 1994, Great Dane's backlog totalled $551.5 million and consisted of approximately $458.2 million of trailer orders and $93.3 million of container and chassis orders, of which Great Dane expects approximately $372.4 million to remain unfilled on December 31, 1994. At December 31, 1993, Great Dane's backlog totalled $365 million and consisted of approximately $295 million of trailer orders and approximately $70 million of container and chassis orders, while at December 31, 1992, the backlog totalled $255 million and consisted of approximately $134 million of trailer orders and approximately $121 million of container and chassis orders. Great Dane's backlog of truck trailer orders was approximately $70 million at December 31, 1991.

MARKETING, DISTRIBUTION AND SALES

    Great Dane believes it has the largest marketing organization in the United States trailer industry. Sales and comprehensive support service functions are implemented through 17 Company-owned branches (accounting for 51% of unit sales excluding J.B. Hunt), 51 independent dealers throughout the United States, Canada and Mexico (accounting for 49% of unit sales excluding J.B. Hunt), and 19 parts-only dealers. Great Dane's nationwide distribution system enables it to reach a diversified customer base consisting of: for-hire carriers (such as J.B. Hunt, Direct Transit, KLLM and Landair), private carriers (such as Pepsico, Burger King, Publix, Winn Dixie and Food Lion) and leasing companies (such as Ryder, Penske, Rollins, XTRA and Ruan). Except for J.B. Hunt, no customer accounted for more than 5% of total revenues in 1993. With the exception of a small percentage of used trailer sales and sales to J.B. Hunt, all sales are made through Great Dane's distribution system.

    Great Dane's sales force includes approximately 126 sales representatives in dealerships and 43 sales representatives in its branches. The Company's sales force is given incentives to meet revenue and/or profitability targets.

    Under an agreement with Associates Corporation of North America ("Associates"), Great Dane has agreed to refer to Associates, until the last quarter of 1996, those of Great Dane's customers who request financing and Great Dane has guaranteed 50% of Associates' losses (to a potential maximum of $1.25 million each year) if a trailer is repossessed. Great Dane has not experienced any material losses under this agreement.

    Great Dane provides five year warranties to its customers and estimates its warranty costs are only 0.8% of its sale price.

MANUFACTURING AND OPERATIONS

    MANUFACTURING. Great Dane has four manufacturing facilities, located in Savannah, Georgia; Memphis, Tennessee; Wayne, Nebraska; and Brazil, Indiana and has entered into a contract, subject to certain conditions, to acquire property and buildings for an additional manufacturing facility in Terre Haute, Indiana. Certain of Great Dane's manufacturing operations include flexible assembly lines that allow Great Dane to customize its products in a cost-efficient manner.

    Great Dane exercises strict quality control by screening suppliers and conducting inspections throughout the production process. Great Dane is currently implementing a total quality management program that endorses employee involvement, empowerment and continuous cost improvement.

    RESEARCH AND DEVELOPMENT. Great Dane currently employs a corporate engineering department with 36 employees, which is higher than the industry average. Great Dane makes extensive use of computer-aided design ("CAD") technology to support production engineering. Great Dane's use of CAD technology accelerates the development of product innovations and manufacturing efficiencies. Great Dane's new products must meet strict quality and durability standards and must pass strenuous road test procedures. Great Dane believes that it is the only trailer manufacturer with on-site road simulation testing capability.

    Great Dane has developed a new proprietary floor for its ThermaCube and certain Classic reefers which will eliminate wood components, thereby increasing the life of the floor, increasing the capacity of the reefer, simplifying the manufacturing process and reducing the cost to manufacture the reefer. The warranty on the new floor will be seven years. Great Dane is also developing and testing a new line of ultra-lightweight flatbeds intended to increase its market share.

    SUPPLIES AND RAW MATERIALS. Purchased materials represent approximately 80% of direct cost of goods sold and are purchased on a centralized basis in order to achieve economies of scale. Great Dane purchases a variety of raw materials and sub-assemblies from various vendors with short-term contracts. Aluminum, wood, tires and steel account for a significant portion of materials costs. Great Dane has not experienced major shortages in these materials, but prices may fluctuate. However, Great Dane attempts to minimize purchased material price fluctuations by utilizing just-in-time inventory systems, thereby coordinating the purchase of certain materials with customer orders.

    ENVIRONMENTAL. Certain of Great Dane's manufacturing processes involve the emission of chlorofluorocarbons, but Great Dane has changed those processes to comply with new regulations and does not believe that this change will have a material adverse effect on its operations. The manufacturing process generates nominal volumes of waste materials, which are disposed of in accordance with applicable regulations.

    Great Dane is involved in a small number of environmental matters. Management believes that the expenses associated with Great Dane's involvement are not material in the aggregate.

PATENTS, LICENSES AND TRADEMARKS

    The Company believes its "Great Dane" trademark, which identifies all of its products, to be of value and to contribute significantly to the wide acceptance of its products.

AUTOMOTIVE PRODUCTS OPERATIONS

OVERVIEW

    Through South Charleston Stamping & Manufacturing Company and its Kalamazoo, Michigan facility, Motors develops, designs, engineers and manufactures a broad range of sheet metal automotive components and subassemblies, including tailgates, fenders, doors, roofs and hoods for sale to North American OEMs. The majority of Motors' revenues are derived from complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. For the year ended December 31, 1993 and the nine months ended September 30, 1994, these operations generated approximately 14% and 14% of the Company's revenues and 29% and 25% of the Company's total segment operating profit.

INDUSTRY OVERVIEW

    The North American automotive parts industry is composed of two distinct sectors, the original equipment market and the automotive aftermarket. Substantially all of Motors' sales are to the original equipment market. Industry factors which affect the automotive segment's current and future competitiveness, growth and performance include, among others, trends in the automotive market and policies of OEMs with respect to suppliers.

    The overall market for new cars and light trucks in the United States and Canada is large and cyclical, with a trend line annual growth of 2.3% from 1983 to 1993. While the trend line demand for cars has remained relatively flat over this period, demand for minivan, sports utility vehicles and light trucks has grown at a compound annual growth rate of 7.3% over this period. The Company believes it is well positioned as a supplier of sheet metal components and subassemblies to the OEMs in this high-growth market segment.

    Because of ever-increasing global competition, OEMs are continually upgrading their supplier policies. The criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support. OEMs have developed rigorous programs for evaluating and rating suppliers. Suppliers that obtain superior ratings are considered for sourcing new business; those that do not may continue their existing contracts but normally do not receive additional business. These criteria can best be satisfied by full-service suppliers with sufficient size and financial resources to meet such demands. For full-service suppliers such as Motors, the new environment provides an opportunity to grow by obtaining business previously provided by other suppliers and by acquiring suppliers that further enhance product, manufacturing and service capabilities.

BUSINESS STRATEGY

    The automotive supplier industry is experiencing consolidation as OEMs are increasingly requiring suppliers to meet more stringent quality standards and to possess certain full-service capabilities including design, engineering and project management support. Motors' principal objective is to capitalize on this trend through both internal growth and strategic acquisitions. The key elements of this strategy are as follows:

    - HIGH GROWTH LIGHT TRUCK/SPORTS UTILITY FOCUS. Motors focuses on supplying components for light trucks, minivans and sports utility vehicles due to their high growth rate and long model lives. From 1983 to 1993, light trucks/sport utility vehicles were the fastest growing segment of the automotive market with a 7.3% compound annual growth rate. Motors currently supplies parts on the following light truck/ sport utility and minivan vehicles: Suburban, Blazer, S-10 Blazer, Crew Cab, M Van (Astro and Safari), full-size CK Truck and CK Sport Side. Motors has also been awarded an eight-year contract by Mercedes-Benz to produce the majority of the stamping components for its new sports utility vehicle.

    - FULL-SERVICE CAPABILITIES. Motors provides a full complement of services, including design, engineering and manufacturing, which enables it to play an integral role in the development and execution of product programs for its customers. Motors works with its customers throughout the product development process and, in some cases, locates employees on site at its customers' facilities in order to design, engineer and manufacture the highest quality products at the lowest possible cost. Motors believes that this close coordination with its customers allows it to identify business opportunities and react to customer needs in the early stages of vehicle design and, therefore, maintain and increase its volume with its customers.

    - HIGH QUALITY PRODUCTS. The Company believes SCSM is one of the premier stamping facilities in the U.S. This is exemplified by SCSM's receipt of numerous quality awards including the GM Mark of Excellence and the GM QSP (quality, service, price) award for being GM's 1993 worldwide Supplier of the Year for major metal stampings. SCSM has also been qualified to produce components which comply with the ISO 9000 international standard. The Company believes that these awards are a critical factor in securing additional business from OEMs.

    - EXPANDING CUSTOMER BASE. Motors has developed strong relationships with its customers based on its long history of supplying high quality products and its full-service capabilities. Motors' objectives are to increase volume with its existing customers and develop relationships with new customers. In the last twelve months, Motors has expanded its business with existing customers including GM, Freightliner Corp., Saturn Corporation and Ford Motor Co. Motors has also secured business with two new customers, Mercedes-Benz and Toyota.

    - FOCUS ON HIGHER-MARGIN/VALUE-ADDED PRODUCTS. Motors strives to compete in markets where it can achieve greater profitability by providing complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. Unlike many of its competitors, SCSM presently has the equipment to supply complete assemblies including large stampings and related assembly parts. As an example, Motors currently supplies the sliding door, which is composed of several stampings and fasteners, on the GM Astro and Safari Vans. The majority of Motors' revenues are derived from such assemblies.

MANUFACTURING

    Unlike certain of its smaller competitors, SCSM has the equipment and versatility to produce a wide variety of automotive stamping products, carrying out substantially all phases of a project under one roof. SCSM produces approximately 150 products at its over 900,000 square foot modernized facility. Its principal products include tailgate and liftgate assemblies, door assemblies, hood assemblies, fender assemblies, wheelhouses, pillars, back panels, floor panels, deck lids, body side panels, roof outer panels and related parts. SCSM currently processes 9,000 tons of steel per month for 400 part numbers and currently ships between 45,000 and 50,000 pieces per day to its customers from 780 dies. Volume fluctuations at SCSM are managed by use of overtime and temporary manpower. Management is pursuing new long-term commitments to utilize SCSM's available capacity.

    The major portion of tooling design, build and prototype for SCSM is performed by selected suppliers under close supervision. Die maintenance and engineering changes are completed in SCSM's own 60,000 square foot die room which houses approximately 60 tool and die makers. The tool room handles all die maintenance and engineering changes in-house, including all serious die trouble such as major breaks.

    CMC Kalamazoo also fabricates and assembles automotive products for those jobs whose end product must be delivered in the surrounding Midwest region, since transportation is a growing cost in this industry.

MARKETING AND CUSTOMERS

    The automotive segment focuses on the higher-growth light truck, sports utility vehicle and van segments of the market and currently supplies products primarily for GM. At the present time, Motors is supplying parts on the following GM vehicles, among others: Suburban, Blazer, S-10 Blazer, Crew Cab, M Van (Astro and Safari), full-size G Van, CK Truck, CK Sport Side, C Car and H Car. The Company has been advised that GM plans to begin production of a four-door version of the full-size Blazer. SCSM has supplied the roof module and other parts for the two-door model for the past three years and will be GM's supplier of the roof module for the four-door version. The automotive segment also supplies parts for GM's services organization.

    Motors is also currently supplying parts to Freightliner Corp. (Class 6 and 7 Truck), Saturn Corporation (sedan and coupe), Ford Motor Co. (Cougar and Thunderbird) and Toyota (Camry). In addition, the automotive segment signed a contract in March 1994 with Mercedes-Benz to produce the majority of the stamping parts for its new sports utility vehicle for which production is expected to begin in 1996. Mercedes-Benz is providing the funding necessary for the tooling to produce these parts. Although the Company expects these new customers to help expand Motors' business, they are not expected to reduce significantly Motors' substantial reliance on GM.

    Shipments of customer orders from both SCSM and CMC Kalamazoo are made on a daily or weekly basis as required by the customer. GM provides an estimated 13-week shipping forecast which is used for material and fabrication planning purposes. Nevertheless, changes in production by the customer may be reflected in increases or decreases of these forecasts.

    CMC Kalamazoo and SCSM are committed to customer satisfaction by producing parts and providing the necessary support systems to assure conformity to customer requirements. As evidence of success in these areas, SCSM has been awarded GM's "Mark of Excellence" Award, and the GM Q.S.P. (quality, service, price) award for being GM's worldwide Supplier of the Year 1993 for major sheet metal stampings. In addition, SCSM has been awarded ISO 9000 Certification by the International Standards Organization (ISO 9002).

OTHER OPERATIONS

VEHICULAR

OVERVIEW

    For the year ended December 31, 1993 and the nine months ended September 30, 1994, the vehicular operations generated approximately 5% and 4% of the Company's revenues and 12% and 8% of the Company's total segment operating profit, respectively. Yellow Cab is the largest taxicab fleet owner in Chicago and as of September 30, 1994, owned approximately 2,370 or 44% of the approximately 5,400 medallions available in Chicago. Yellow Cab's primary business is the leasing of its medallions and vehicles to independent taxi operators through two programs: the owner-operator program and the daily lease program. The Company also provides a variety of other services to taxi drivers and non-affiliated medallion holders, including insurance coverage through Country and repair and maintenance services through its Chicago AutoWerks division ("Chicago AutoWerks").

THE OWNER-OPERATOR AND DAILY LEASE PROGRAMS

    Pursuant to Yellow Cab's owner-operator program, an independent, non-employee taxi operator leases from Yellow Cab a license and vehicle, with an option to purchase the vehicle beginning at the end of the second year. During the lease term (generally five years), Yellow Cab receives a weekly lease payment for the vehicle as well as a weekly fee to cover the use of Yellow Cab's license and other services provided by Yellow Cab and its affiliates, including use of its colors and tradename, liability insurance coverage, radio dispatch, repair and maintenance. Most operators also purchase the required collision insurance from Country. See "Business -- Other Operations -- Insurance." As of September 30, 1994, approximately 67% of the Company's medallions were leased under the owner-operator program. The daily lease program, which allows drivers to lease a medallion and a vehicle for 12 hours, 24 hours, or for a weekend, has been used largely as a source and training operation for new owner-operators.

MAINTENANCE, REPAIR AND PARTS SALES

    Chicago AutoWerks provides preventive and other maintenance services, primarily to Yellow Cab and non-affiliated taxi drivers, and also, as a licensed full-line auto repair shop, to the public. Chicago AutoWerks maintains a body shop at which major repairs can be made. As an authorized Chevrolet and Ford warrantor, Chicago AutoWerks also repairs those manufacturers' vehicles that are under warranty and invoices the manufacturers directly.

    Chicago AutoWerks serves the dispatching needs of Yellow Cab and non-affiliated drivers, maintains the radios in their taxicabs and supplies the emergency radio services they require. Chicago AutoWerks also sells automotive parts.

THE MEDALLIONS

    As of September 30, 1994, Yellow Cab owned approximately 2,370 of the approximately 5,400 medallions available in Chicago. In order to retain these licenses, the Company must comply with the regulations of Chapter 9-112 of the Municipal Code of Chicago (governing public passenger vehicles), including the payment of annual taxicab license fees, currently $500 per vehicle.

    Pursuant to a 1988 agreement with Chicago to settle various lawsuits, Yellow Cab is required to relinquish to Chicago and not renew 100 taxicab licenses on January 1 of each year through 1997 (the "Agreement"). In addition, the Agreement limits to 100 per year the number of new licenses that Chicago may add to the total outstanding through 1997, bringing the total number of available licenses to a maximum of 5,700 on December 31, 1997. At the required surrender rate, assuming no additional medallions are sold by Yellow Cab, Yellow Cab would hold approximately 2,070 medallions after January 1, 1997, or approximately 36% of the maximum number of medallions to be outstanding on that date. There is currently no limit, however, on the number of medallions Chicago may issue after December 31, 1997. Under the Agreement, no person other than Motors and its affiliated companies can own more than 25% of the licenses in Chicago.

    The scheduled decline in the number of licenses allowed to be held by Yellow Cab pursuant to the Agreement has had, and will continue to have, a negative effect on the revenue-generating capability of the taxi leasing operations. Although Yellow Cab has been able to offset these declines to some extent through increases in the average lease rates charged to its customers, in December 1993, Chicago passed an ordinance which gives the Commissioner of Consumer Services broad powers to set maximum lease rates. See "-- Regulatory Issues." The Company has also sought to increase its vehicular operations' revenues by offering ancillary services to the increasing number of unaffiliated taxi drivers through Chicago AutoWerks. At the same time, as the number of medallions held by Yellow Cab declines, Yellow Cab will require fewer new vehicles to support its taxi leasing operations and, consequently, decreased capital spending.

    The Agreement has also had the effect of allowing the Company to sell licenses in the open market for the first time since 1982. In 1993 and the first three quarters of 1994, the Company sold 73 and 4 medallions, respectively, at an average price of $38,000 each, a historical high. There can be no assurance that such values will continue to prevail in the market, especially after December 31, 1997. Although the value of Yellow Cab's fleet of vehicles is reflected on the Company's balance sheet, the significant value of its medallions is not.

LIABILITY INSURANCE

    Yellow Cab currently maintains liability insurance coverage for losses of up to $350,000 per occurrence as well as an "excess layer" of coverage for losses over $600,000 and up to $29,000,000. The initial $350,000 layer of insurance is issued by Country. See "Business -- Other Operations -- Insurance." During several periods in the past, Yellow Cab did not maintain the level of coverage that Yellow Cab currently maintains. As a result, there were, as of September 30, 1994, six outstanding claims against Yellow Cab for which it is not fully covered by third-party insurance. As of that date, Yellow Cab maintained balance sheet reserves totalling approximately $1,650,000 for these claims. Management believes that these reserves will be sufficient to cover its outstanding claims.

REGULATORY ISSUES

    Yellow Cab's operations are regulated extensively by the Department of Consumer Services of Chicago which regulates Chicago taxicab operations with regard to certain matters including, among others, vehicle maintenance, insurance and inspections. The City Council of Chicago has authority for setting taxicab rates of fare. Effective December 1, 1993, lessors had the right to increase, until May 1, 1994, the rates paid by lessee drivers by not more than 2.8% of the lease rate in effect on December 1, 1993. After May 1, 1994, lessors may not charge more than the rates prescribed by the Commissioner (which, in certain categories, are less than the rates currently charged by Yellow Cab) without the consent of the City of Chicago. The rates in effect on May 1, 1994, including the 2.8% increase, may remain in effect pending a petition and appeal for a higher rate. Yellow Cab increased its rates by the maximum allowed 2.8% prior to May 1, 1994 and has filed, in a timely manner, a petition to increase its rates still further. Yellow Cab intends to pursue that proposal to final hearing.

INSURANCE

    For the year ended December 31, 1993 and the nine months ended September 30, 1994, Country generated approximately 3% and 3% of the Company's revenues and an aggregate of $3.9 million of pre-tax income (comprising approximately $2.0 million of segment operating loss and approximately $5.9 million of portfolio interest income) and $3.0 million of pre-tax income (comprising approximately $1.1 million of segment operating loss and $4.1 million of portfolio interest income). Country is currently rated "A" by A.M. Best.

    The taxicab liability coverage which Country writes carries a $350,000 limit of liability for each occurrence. In addition, Country makes collision insurance available to licensees and owner-operators at premium rates which are comparable to the rates charged by competitors for equivalent coverage. Country also writes full lines of commercial and personal property and casualty insurance for risks located in Chicago and the surrounding metropolitan area. With the exception of a specialty public transportation program, which program policies are reinsured for amounts above $350,000, all non-affiliate policies are reinsured for amounts above $150,000.

    Country is domiciled in the State of Illinois and is a licensed carrier in Michigan as well as being admitted as an excess and surplus lines carrier in 33 other states. Country has commenced expansion of its business in Southern Illinois by contracting with established agencies in Peoria, Decatur and Champaign, Illinois and intends to emphasize personal lines of insurance, such as homeowners and commercial multiple peril and automobile liability and physical damage. Country is also applying for licenses in other states, such as Wisconsin, Indiana and Iowa. To the best of management's knowledge, Country is in compliance with all applicable statutory requirements and regulations.

INFORMATION CONCERNING BUSINESS SEGMENTS

    Certain financial data with respect to the Company's business segments appear in Note N of Notes to Consolidated Financial Statements -- December 31, 1993 and are incorporated herein by reference.

EMPLOYEES AND LABOR RELATIONS

    As of September 30, 1994, the Company had a total of approximately 5,500 employees. The table below details the number of persons employed as of that date in each of the Company's business segments:

                                                                                         ADMINISTRATIVE
                                                                              HOURLY      AND EXECUTIVE
                                                                             ---------  -----------------
Trailer Manufacturing Operations...........................................      3,496            576
Automotive Products Operations.............................................        878            152
Other Operations...........................................................        229            172

    Approximately 325 employees in the Company's trailer manufacturing operations, 309 in the Company's automotive products operations, and 58 in the Company's vehicular operations are covered by collective bargaining agreements. During 1993, Checker L.P. entered into a new contract with the Allied Industrial Workers of America, AFL-CIO, Local 682 in Kalamazoo, Michigan, currently known as Local Union No. 7682 of The United Paperworkers International Union, AFL-CIO, which expires in May 1996. Checker L.P. is party to a contract with D.U.O.C. Local 777, a division of National Production Workers of Chicago and Vicinity, Local 777, which expires in November 1995. During 1993, Great Dane Trailers Tennessee, Inc., a subsidiary of Great Dane, negotiated a new contract (expiring in January 1996) with Talbot Lodge No. 61 of the International Association of Machinists and Aerospace Workers. In general, the Company believes its relationship with its employees to be satisfactory. Although there have been attempts to unionize various of the Company's divisions in the past few years, including SCSM and the Great Dane plant in Brazil, Indiana, such attempts have, to date, been unsuccessful.

PROPERTIES

    Holdings currently maintains its principal executive offices at Checker L.P.'s facility in Kalamazoo, Michigan.

    The location and general description of the principal properties owned or leased by the Company are as follows:

                                                                                                OWNED OR LEASED;
                                                                         AREA/FACILITY             IF LEASED,
LOCATION                                 TYPE OF FACILITY                SQUARE FOOTAGE         EXPIRATION YEAR
- --------------------------------  -------------------------------  --------------------------  ------------------
TRAILER MANUFACTURING
 OPERATIONS:

Savannah, Georgia...............  Manufacturing Plant and Office   61 acres/471,000 sq. ft.          Owned
Brazil, Indiana.................  Manufacturing Plant and Office   80 acres/564,000 sq. ft.          Owned
Memphis, Tennessee..............  Manufacturing Plant              8 acres/107,000 sq. ft.        Leased; 2003
                                                                   3.5 acres/13,000 sq. ft.          Owned
Wayne, Nebraska.................  Manufacturing Plant and Office   35 acres/197,000 sq. ft.          Owned
14 Locations in 10 States.......  Sales and Service Branches       98 acres/303,000 sq. ft.          Owned
17 Locations in 12 States.......  Sales and Service Branches       35 acres/228,000 sq. ft.     Leased; 1994 to
                                                                                                      2015
AUTOMOTIVE PRODUCTS
 OPERATIONS:

Kalamazoo, Michigan.............  Manufacturing Plant and Office   71 acres/750,000 sq. ft.          Owned
South Charleston,
 West Virginia..................  Manufacturing Plant and Office   922,000 sq. ft.                Leased; 2028
OTHER OPERATIONS:
VEHICULAR
Chicago, Illinois
 (13 Locations).................  Garages, Parking Lots and        735,000 sq. ft.             11 Owned; 2 Leased
                                   Offices
INSURANCE
Chicago, Illinois
 (3 Locations)..................  Offices/Storage Facility         33,000 sq. ft.               Leased; 1995 to
                                                                                                      2002

    The principal facilities owned by the Company are considered by the Company to be well maintained, in good condition and suitable for their intended use.

LEGAL PROCEEDINGS
EXECUTIVE LIFE LITIGATION

    By order of the Superior Court of Los Angeles County (the "California Court") on April 11, 1991, Case No. B5-006-912 (the "California Order"), the California State Insurance Commissioner was appointed Conservator for Executive Life Insurance Company ("ELIC"), a limited partner in Checker L.P. By letter dated May 20, 1991, Motors and Checker L.P. advised ELIC and the Conservator that the appointment of the Conservator pursuant to the California Order constituted an "Event of Default" under the Partnership Agreement, and that, therefore, ELIC's rights under the Partnership Agreement and interest in Checker L.P. were altered. More specifically, Motors and Checker L.P. asserted that ELIC's rights, as of April 11, 1991, were limited to the right to receive a payout of its capital account, calculated as of that date, in quarterly installments over approximately a 23-year period. On June 28, 1991, the Conservator notified Motors and Checker L.P. that he did not accept the position set forth in the May 20 letter and that, in his view, ELIC's status as a limited partner had not been altered. In this litigation, each of Motors, Checker L.P. and the Conservator had been seeking, among other things, a declaration of its rights under the Partnership Agreement. Motors, Checker L.P. and the Conservator have agreed to settle the litigation.

    On May 26, 1994, the California Court approved a settlement of this litigation. Pursuant to the settlement, the Company may redeem ELIC's interest in Checker L.P. for $37.0 million (the "Minority Interest Redemption"). In addition, under certain circumstances, if all or substantially all of the assets of Checker L.P. are sold within five years of the consummation of the Minority Interest Redemption, ELIC may be entitled to receive a payment equal to the positive difference between (x) the distribution ELIC would have received upon liquidation of Checker L.P. as a result of such transaction, calculated in accordance with the provisions of the Partnership Agreement as if it had continued to hold its partnership interest, and (y) the future value of $37.0 million calculated at 15% per annum from the date of the Minority Interest Redemption to the date of such transaction. If the Minority Interest Redemption has not been consummated prior to January 21, 1995, then, among other things, ELIC will be readmitted to Checker L.P. as a limited partner.

BOEING LITIGATION

    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming Holdings, together with three prior subsidiaries of Holdings, as defendants in Case No. CV89-119MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of Holdings formerly conducted business operations. On December 22, 1993, Holdings entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, Holdings will pay Boeing $12.5 million over the course of five years, at least $5 million of which has been committed by certain insurance companies in the form of cash or irrevocable letters of credit. The Company established a reserve of $7.5 million in 1993 in connection with this matter. Of the $7.3 million balance remaining to be paid as of September 30, 1994, approximately $2.5 million will come from insurance recoveries and the balance from cash currently on hand and cash flow generated from operations. In accordance with the settlement agreement, Boeing's claims against Holdings and the three former subsidiaries have been dismissed and Boeing has released and indemnified Holdings with respect to certain claims.

CERTAIN ENVIRONMENTAL MATTERS

    Within the past five years, Great Dane and Motors have entered into certain consent decrees with federal and state governments relating to the cleanup of waste materials. The aggregate obligations of Great Dane and Motors pursuant to these consent decrees are not material.

    In May 1988, Holdings sold all of the stock of its subsidiaries, Datron Systems, Inc. and All American Industries, Inc., and in connection therewith agreed to indemnify the purchaser for, among other things, certain potential environmental liabilities. The purchaser asserted various claims for indemnification and had commenced litigation in Connecticut with respect to alleged contamination at a manufacturing facility owned by a former second-tier subsidiary. The court denied one of the purchaser's claims and dismissed another with prejudice. The balance of the claims for reimbursement of monitoring and clean up costs were dismissed without prejudice. Holdings and the purchaser have resolved their relative responsibilities for all claims for cleanup and monitoring costs at the facility through April 1993 and Holdings paid $350,000 in complete payment of all bills submitted for work completed prior to that time. Holdings and the purchaser are continuing to discuss their relative responsibilities for monitoring costs after that time. Holdings does not believe that its obligations will be material. The purchaser has also put Holdings on notice of certain other alleged environmental and other matters for which it intends to seek indemnification as costs are incurred. Holdings does not believe that its obligations, if any, to pay these claims will be material.

    Yellow Cab owns eleven parcels of real estate, all situated in Chicago. Some of these sites have previously been used for the storage and servicing of taxicabs and some of the sites continue to be so used. These sites, therefore, involve gasoline and oil underground storage tanks which may create a hazardous waste product if the tanks on any parcel now leak or have in the past leaked.

    Yellow Cab has registered in accordance with law all of its underground tanks with the Office of the State Fire Marshall for the State of Illinois and has secured site assessments from environmental engineers and consultants concerning the nature and extent of any hazardous discharge. Under the Illinois Underground Storage Tank Fund Law, virtually all clean-up costs associated with leaking tanks are covered by a guaranty fund, which is administered by the Illinois Environmental Protection Agency and reimburses these costs except for the first $10,000 per site. Even assuming reimbursement is denied or unavailable from this guaranty fund, the Company believes that the liability for clean-up expenses on sites which have not already been cleaned up will not be material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the name, age and principal position of each of the executive officers and directors of the Company as of September 30, 1994:

NAME                                               AGE                             POSITION
- ---------------------------------------------      ---      ------------------------------------------------------
David R. Markin..............................          63   President, Chief Executive Officer and Director of
                                                             Holdings
Allan R. Tessler.............................          57   Chairman of the Board of Holdings
Martin L. Solomon............................          57   Vice Chairman and Secretary of Holdings
Wilmer J. Thomas, Jr.........................          67   Vice Chairman of Holdings
Jay H. Harris................................          58   Executive Vice President and Chief Operating Officer
                                                             of Holdings
Marlan R. Smith..............................          50   Treasurer of Holdings
Kevin J. Hanley..............................          39   Controller of Holdings
Willard R. Hildebrand........................          55   President and Chief Executive Officer of Great Dane
Larry D. Temple..............................          47   Group Vice President of Motors
John T. Wise.................................          48   President of SCSM
Jeffrey M. Feldman...........................          43   President of Yellow Cab

BIOGRAPHICAL INFORMATION

    David R. Markin, President and Chief Executive Officer of Holdings since January 11, 1989, has been President and Chief Executive Officer of Motors since 1970. Mr. Markin serves on the Boards of Directors of Jackpot Enterprises, Inc., an operator of gaming machines, Enhance Financial Services Group Inc., a reinsurance company, and Data Broadcasting Corporation, a provider of market data services to the investment community.

    Allan R. Tessler, Chairman of the Board of Holdings since January 11, 1989, is also Chairman of the Boards of Directors of International Financial Group, Inc., a merchant banking firm ("IFG"), Enhance Financial Services Group Inc., a reinsurance company, Allis-Chalmers Corporation, a manufacturer of miscellaneous fabricated textile products ("Allis-Chalmers"), and Jackpot Enterprises, Inc., an operator of gaming machines, and has been Chief Executive Officer of IFG since 1987 and of Allis-Chalmers since 1994. Mr. Tessler serves on the Board of Directors of The Limited, Inc., a manufacturer and retailer of apparel. From December 1991 through September 1993, Mr. Tessler was Chairman of the Board and Chief Executive Officer of Ameriscribe Corporation, a national provider of facilities management services. Mr. Tessler is also an attorney and from 1976 through 1988, he was a member of the Executive Committee of the law firm of Shea & Gould; from 1989 through March 1, 1993, he was of counsel to that firm. Beginning in 1990, Mr. Tessler and another person were retained by Infotechnology, Inc. and Financial News Network Inc. as a restructuring team and to serve as Co-Chief Executive Officers during the restructuring of those companies. As part of the plan implemented by the restructuring team, those companies were placed in bankruptcy, from which they emerged in 1992 as Data Broadcasting Corporation, a provider of market data services to the investment community. Mr. Tessler continues to serve as Co-Chairman of the Board and Co-Chief Executive Officer of the restructured company.

    Martin L. Solomon, Vice Chairman and Secretary of Holdings since January 11, 1989, is a private investor. Mr. Solomon was employed as a securities and portfolio analyst at Steinhardt Partners, an investment firm, from 1985 through 1987. From 1988 through September 1990, he was the Managing Partner and Director at Value Equity Associates I, Limited Partnership, an investment firm. Mr. Solomon serves on the Board of Directors of Xtra Corporation, a truck leasing company.

    Wilmer J. Thomas, Jr., Vice Chairman of Holdings since January 11, 1989, is a private investor. Mr. Thomas served as Treasurer of Holdings from January 1989 to January 1994. Mr. Thomas serves on the Boards of Directors of Moore Medical Corp., a pharmaceutical and surgical supply company and Oak Hills Sportswear Corp., a clothing company.

    Jay H. Harris has been Executive Vice President and Chief Operating Officer of Holdings for more than the past five years and a Vice President of Motors since May 1991. Mr. Harris was a director of Holdings from 1978 until January 11, 1989.

    Marlan R. Smith has been Treasurer of Holdings since January 1994 and Vice President and Treasurer of Motors since March 1988. Prior to being elected Treasurer of Holdings, he served as Assistant Treasurer since January 1989.

    Kevin J. Hanley has been Controller of Holdings since January 1994 and Secretary and Controller of Motors since December 1989. For more than five years prior thereto, Mr. Hanley served as a senior manager with Ernst & Young LLP.

    Willard R. Hildebrand was elected as President and Chief Executive Officer of Great Dane effective January 1, 1992. Mr. Hildebrand had served as President and Chief Operating Officer of Fiatallis North America, Inc., a manufacturer of heavy construction and agricultural equipment, for more than five years prior thereto.

    Larry D. Temple has been Group Vice President of Motors since September 1989. Mr. Temple served as Vice President of Manufacturing from 1988 to 1989 and, prior thereto, as Assistant Vice President of Manufacturing.

    John T. Wise has been President of SCSM for the past two years. He was Vice President -- General Manager from 1989 to 1992, and prior thereto served as Plant Manager.

    Jeffrey M. Feldman has been President of Yellow Cab since 1983 and Vice President of Motors since January 1988.

BOARD OF DIRECTORS; COMMITTEES

    All directors of Holdings hold office until the next annual meeting of stockholders of Holdings or until their successors are duly elected and qualified. Officers are elected annually by the Board of Directors of Holdings and hold office until their successors are duly elected and qualified.

    Holdings has undertaken to add three  independent directors to its Board  of
Directors  within   days after            . In connection with this undertaking,
the Board  plans  to  increase the  number  of  directors from  four  to  seven, effective upon the consummation of this Offering. The Board of Directors has created an Audit Committee and a Compensation Committee. Following appointment of the independent directors, a majority of the Audit Committee will be composed of independent directors and will be charged with reviewing the Company's annual audit and meeting with the Company's independent auditors to review the Company's internal controls and financial management practices. If the 1994 Option Plan is approved by both the Compensation Committee and the stockholders of Holdings, the Compensation Committee, which will also be composed exclusively of the independent directors, will administer the 1994 Option Plan. See "-- Compensation Pursuant to Plans."

    The directors did not receive any fees for their services as directors in 1993. See "-- Certain Transactions." Upon consummation of the Offering, each of Holdings' directors will receive an annual director's fee of $30,000, plus reimbursement of expenses incurred in attending meetings.

CERTAIN TRANSACTIONS

    The Company has had no separate compensation committee or other committee providing equivalent functions. Each of Messrs. Markin, Solomon, Tessler and Thomas is an executive officer of Holdings and participates, as a director, in the deliberations concerning executive officer compensation. During 1993, Mr. Markin served on the compensation committee of Enhance Financial Services Group Inc. and Data Broadcasting Corporation and Mr. Tessler served as an executive officer of each of these companies.

    As of December 31, 1993, Country holds $0.9 million principal amount of Enhance Financial Services Group Inc., 7% Notes due December 1, 1996, of which company Mr. Markin is a director.

    During 1993, 1992 and 1991, the Company used, on a month-to-month basis, an airplane owned by a corporation of which Mr. Tessler is the sole shareholder. The Company paid $60,000 per month for such use.

    Each of Messrs. Markin, Solomon, Tessler and Thomas provides consulting services to Yellow Cab and each receives for such services (commencing in January 1988) $10,000 per month. Messrs. Solomon, Tessler and Thomas also provide consulting services (a) to Motors for which they each receive monthly fees of $5,000 (commencing in January 1988) and (b) to Country for which they each received monthly fees of approximately $18,300 in each of 1993, 1992 and 1991. Mr. Markin serves as a consultant to Chicago AutoWerks, a division of Checker L.P., for which he receives monthly fees of approximately $1,200 (commencing in January 1988), and to Country, for which he receives monthly fees of approximately $4,600. Upon consummation of the Offering, these fees will be reduced to a fee of $50,000 per year for each of Messrs. Markin, Solomon, Tessler and Thomas.

    During 1991, 1992, and until March 1, 1993, Mr. Tessler was of counsel to Shea & Gould, a law firm retained by the Company for certain matters.

    Frances Tessler, the wife of Allan R. Tessler, is employed by Smith Barney Inc. as a financial consultant. Smith Barney Inc. is one of the Underwriters for the Offering and also executes trades for Country's investment portfolio. During 1993 and 1992, Mrs. Tessler received for her investment advisory services to the Company approximately $78,000 and $69,000, respectively, of the commissions paid by the Company to Smith Barney Inc. for such services.

    On September 24, 1992, American Country Financial Services Corp. ("AFSC"), a subsidiary of Country, purchased from The Mid City National Bank of Chicago the promissory note dated July 30, 1992, made by King Cars, Inc. ("King Cars") in the principal amount of $381,500 plus accrued interest in the amount of $3,560. The note, which has been renewed several times, had outstanding principal and accrued interest as of September 30, 1994 of approximately $430,000 and matures in December 1994. King Cars is owned by Messrs. Markin, Solomon, Tessler, Thomas and Feldman. King Cars is a party to an agreement dated December 15, 1992, with Yellow Cab pursuant to which Yellow Cab purchases from King Cars display frames for installation in its taxicabs and King Cars furnishes Yellow Cab advertising copy for insertion into the frames. King Cars receives such advertising copy as an agent in Chicago for an unrelated company which is in the business of selling and arranging for local and national advertising. Of the revenues generated from such advertising, 30% will be retained by King Cars and the balance will be delivered to Yellow Cab until such time as Yellow Cab has recovered costs advanced by it for the installation of advertising frames in 500 of its taxicabs (approximately $78,000). The terms to Yellow Cab are the same or more favorable than those offered by King Cars to unrelated third parties.

    Each of Messrs. Markin, Solomon, Tessler and Thomas received from Holdings interest payments of $704,795 in 1993, $733,356 in 1992 and $897,637 in 1991
pursuant to the terms of the senior notes held by them (See Note G of the Notes to Consolidated Financial Statements -- December 31, 1993).

    Jeffrey M. Feldman is the nephew of David R. Markin.

COMPENSATION

    The following table sets forth the 1993 annual compensation for the Chief Executive Officer of Holdings and the five highest paid executive officers of Holdings whose total annual salary and bonus exceeded $100,000, as well as the total compensation paid to each individual for the two previous fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                                      OTHER ANNUAL      ALL OTHER
        NAME AND PRINCIPAL POSITION             YEAR        SALARY         BONUS      COMPENSATION    COMPENSATION
- --------------------------------------------  ---------  -------------  -----------  --------------  ---------------
David R. Markin, ...........................       1993  $   1,230,000  $   250,000   $    246,519(1)    $   2,249(4)
 President, Chief Executive Officer and            1992      1,230,000      150,000        239,594(1)        2,182(4)
 Director of Holdings                              1991      1,230,000            0        258,072(1)          915(4)
Jay H. Harris, .............................       1993        350,000      250,000              0          2,249(4)
 Executive Vice President and Chief                1992        326,016      125,000              0          2,182(4)
 Operating Officer of Holdings                     1991        302,032       50,000              0            915(4)
                                                   1993        210,000      150,000         85,008(2)        2,249(4)
Jeffrey M. Feldman, ........................       1992        186,667      150,000         77,755(2)        2,182(4)
 President of Yellow Cab                           1991        138,906      150,000         53,328(2)          659(4)
                                                   1993              0            0        400,000(3)            0
Martin L. Solomon, .........................       1992              0            0        400,000(3)            0
 Vice Chairman and Secretary of Holdings           1991              0            0        405,000(3)            0
                                                   1993              0            0        400,000(3)            0
Allan R. Tessler, ..........................       1992              0            0        400,000(3)            0
 Chairman of the Board of Holdings                 1991              0            0        405,000(3)            0
                                                   1993              0            0        400,000(3)            0
Wilmer J. Thomas, Jr., .....................       1992              0            0        400,000(3)            0
 Vice Chairman of Holdings                         1991              0            0        405,000(3)            0

- --------------
(1) Other compensation for Mr. Markin includes:

                                                                      1993         1992         1991
                                                                   -----------  -----------  -----------
Consulting Fees..................................................  $   190,000  $   190,000  $   195,000
Life Insurance...................................................       41,027       37,023       40,527
Automobile.......................................................        8,125        5,100       15,400
Club dues........................................................        7,367        7,471        7,145
                                                                   -----------  -----------  -----------
                                                                   $   246,519  $   239,594  $   258,072
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

(2) Other compensation for Mr. Feldman includes:

                                                                         1993       1992       1991
                                                                       ---------  ---------  ---------
Consulting Fees......................................................  $  57,000  $  57,000  $  40,000
Life Insurance.......................................................     11,253     10,739      7,861
Automobile...........................................................      1,748      1,537      1,481
Club dues............................................................     15,007      8,479      3,986
                                                                       ---------  ---------  ---------
                                                                       $  85,008  $  77,755  $  53,328
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

(3) Consulting fees. Effective upon consummation of this Offering, consulting fees paid to each of Messrs. Markin, Solomon, Tessler and Thomas will be reduced to a fee of $50,000 per year. See "-- Certain Transactions".

(4) Matching contributions under a 401(k) plan.

EMPLOYMENT AGREEMENTS

    Checker L.P., as the assignee of Motors, is party to an Amended and Restated Employment Agreement dated as of November 1, 1985, as further amended, with David R. Markin pursuant to which Mr. Markin is to serve as President, Chief Executive Officer and Chief Operating Officer of Checker L.P. until April 30, 1996, subject to extension (the "Termination Date"), at a minimum salary of $600,000 per annum, together with the payment of certain insurance premiums, the value of which have been included in the Summary Compensation Table above. The beneficiaries of these insurance policies are designated by Mr. Markin. Mr. Markin continues to be eligible to participate in profit sharing, pension or other bonus plans of Checker L.P. Pursuant to the Amended and Restated Employment Agreement, in the event of Mr. Markin's death, Checker L.P. shall pay Mr. Markin's estate the compensation which would otherwise be payable to him for the period ending on the last day of the month in which death occurs. In addition, Checker L.P. shall pay to Mr. Markin's beneficiaries deferred compensation from the date of his death through the Termination Date in an annual amount equal to one-third of his base salary at the date of his death. In the event of termination of the Amended and Restated Employment Agreement for any reason other than cause, disability or death, Mr. Markin shall continue to serve as a consultant to Checker L.P. for a period of five years, for which he shall receive additional compensation in the amount of $50,000 per annum. Checker L.P. has agreed to indemnify Mr. Markin from certain liabilities arising out of his service to Checker L.P., except for liabilities resulting from his gross negligence or willful misconduct. Effective January 1, 1994, Mr. Markin and Holdings memorialized in writing their agreement, pursuant to which Mr. Markin has also been compensated by Holdings since January 11, 1989, on substantially the same terms as are set forth above.

    Holdings  entered into an employment agreement as  of July 1, 1992, with Jay
H. Harris pursuant to which Mr. Harris serves as Executive Vice President and Chief Operating Officer of Holdings until June 30, 1995, subject to extension or earlier termination, at a minimum salary of $350,000 per annum, an incentive bonus to be determined by the Board of Directors, and such other fringe benefits and plans as are available to other executives of Holdings. Upon the happening of certain events, including a change in control (as defined therein) of Holdings or retirement after June 30, 1994, Mr. Harris is entitled to compensation in an amount equal to the greater of (a) five percent of the increase in the Company's retained earnings, subject to certain adjustments, during the period commencing on March 31, 1992, and ending on the last day of the month preceding the event which triggers the payment (the "Termination Payment") and (b) 2.99 times his then base salary. If Mr. Harris were to die or become disabled, he or his estate would receive the greater of (a) one year's base compensation or (b) the Termination Payment. Payments in either case would be made over a period of time, the length of which would be dependent on the amount due to Mr. Harris. Mr. Harris has agreed to serve as a consultant to the Company during the first year after termination for no compensation beyond his expenses incurred in connection with rendering such services. Holdings has agreed to indemnify Mr. Harris for certain liabilities to the full extent allowed by law. Motors has guaranteed Holdings' obligations. Mr. Harris' current annual salary is $500,000.

    Checker L.P. is party to an Amended and Restated Employment Agreement dated as of June 1, 1992, with Jeffrey Feldman pursuant to which Mr. Feldman serves as President of the vehicular operations segment until February 1, 1996, subject to extension (the "Termination Date"), at a minimum salary of $200,000 per annum, together with the payment of certain insurance premiums, the value of which have been included in the Summary Compensation Table above. The beneficiaries of these insurance policies are designated by Mr. Feldman. Mr. Feldman is eligible to participate in profit sharing, pension or other bonus plans implemented by the vehicular operations segment. Pursuant to the Amended and Restated Employment Agreement, in the event of Mr. Feldman's death, Checker L.P. shall pay Mr. Feldman's estate the amount of compensation which would otherwise be payable to him for the period ending on the last day of the month in which death occurs. In addition, Checker L.P. shall pay to Mr. Feldman's estate deferred compensation from the date of his death to the Termination Date in an annual amount equal to one-third of his base salary at the date of his death. In the event of the termination of the Amended and Restated Employment for any reason other than cause, disability or death, Mr. Feldman shall continue to serve as a consultant to Checker L.P. for a period of five years (if terminated by Mr. Feldman) or seven years (if terminated by Checker L.P.), for which he shall receive compensation in the amount of $75,000 per annum. Checker L.P. has agreed to indemnify Mr. Feldman from certain liabilities, except for those resulting from his gross negligence or willful misconduct.

    Great Dane is party to a letter agreement with Willard R. Hildebrand pursuant to which Mr. Hildebrand serves as President and Chief Executive Officer of Great Dane at a starting base salary of $15,833.33 per month ($190,000 annualized), plus incentive compensation and certain other benefits. In the event of a change of control of Great Dane, prior to November 4, 1994 and the subsequent termination of his agreement, Mr. Hildebrand would be entitled to payment of up to three years of his salary less amounts received as of the date of termination, but in no event less than six months' salary. Mr. Hildebrand's current annual salary is $300,000.

COMPENSATION PURSUANT TO PLANS
GREAT DANE PENSION AND EXCESS BENEFIT PLANS

    Great Dane has in effect a defined benefit employee pension plan entitled Retirement Plan For Great Dane Trailers, Inc. (the "Retirement Plan") covering substantially all of its employees. Pension benefits are subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") and the Employee Retirement Income Security Act of 1974, as amended, with respect to the annual amount of benefits provided by employer contributions. Effective January 1, 1994, Great Dane adopted the Supplemental Retirement Income Plan (the "Great Dane Excess Benefit Plan") for officers of Holdings who are participants in the Checker Motors Pension Plan and officers of Great Dane, in each case whose annual compensation exceeds $150,000. The Great Dane Excess Benefit Plan provides benefits which cannot be provided under the Retirement Plan because of the $150,000 compensation limit under the Code. Considered compensation under the Great Dane Excess Benefit Plan is limited to $235,840 (adjusted for inflation) per year. The benefits under the Great Dane Excess Benefit Plan are not funded and will be paid from Great Dane's general assets.

    Effective as of July 1, 1988, the assets and the liabilities attributable to active and former employees under the Amended and Restated International Controls Corp. Pension Plan as of June 30, 1988 were transferred to the Retirement Plan and Holdings adopted the Retirement Plan for the benefit of its employees. With respect to benefits accruing after June 30, 1984, to a participant who was a participant under the Amended and Restated International Controls Corp. Pension Plan as of June 30, 1988, the following table shows the estimated annual benefits payable upon retirement at age 65 under the plan to specified average annual compensation and years of benefit service classifications. The following amounts would be reduced by a Social Security offset:

                                                                       YEARS OF BENEFIT SERVICE
                                                      -----------------------------------------------------------
AVERAGE ANNUAL COMPENSATION                               1          5          10           15           20
- ----------------------------------------------------  ---------  ---------  -----------  -----------  -----------
$100,000............................................  $   2,000  $  10,000  $    20,000  $    30,000  $    40,000
 150,000............................................      3,000     15,000       30,000       45,000       60,000
 200,000............................................      4,000     20,000       40,000       60,000       80,000
 250,000............................................      5,000     25,000       50,000       75,000      100,000
 300,000............................................      5,000     25,000       60,000       90,000      115,641*
 400,000............................................      5,000     25,000       80,000      115,641*     115,641*
 500,000............................................      5,000     25,000      100,000      115,641*     115,641*

- --------------
*Maximum permitted in 1993

    Mr. Harris has an aggregate of 24 years of benefit service under the Retirement Plan (8 years) and the Amended and Restated International Controls Corp. Pension Plan (16 years) and will receive benefits of approximately $74,000 per year at age 65.

CHECKER L.P. PENSION AND EXCESS BENEFIT PLANS

    Checker L.P. maintains a defined benefit employee pension plan entitled Checker Motors Pension Plan (the "Pension Plan") covering substantially all of its non-union employees, and, effective January 1, 1992, the employees of Holdings.

    Checker L.P. also maintains the Checker Motors Co., L.P. Excess Benefit Retirement Plan (the "Checker L.P. Excess Benefit Plan"). An employee of Checker L.P. will become a participant in the Checker L.P. Excess Benefit Plan if the benefits which would be payable under the Pension Plan are not fully provided thereunder because of the annual maximum benefit limitations of Section 415 of the Code. The amount that the participant is entitled to receive under the Checker L.P. Excess Benefit Plan is an amount equal to the amount that would have been payable under the Pension Plan if Section 415 did not apply, minus the amount that is actually payable under the Pension Plan. At the present time, David R. Markin and Jeffrey M. Feldman are the only individuals named above who would receive benefits under the Checker L.P. Excess Benefit Plan. Considered compensation under the Checker L.P. Excess Benefit Plan is limited to $300,000. The benefits under the Checker L.P. Excess Benefit Plan are not funded and will be paid from Checker L.P.'s general assets.

    Set forth below are the estimated annual benefits for participants in the Pension Plan (including benefits payable under the Checker L.P. Excess Benefit
Plan) who have been employed by Checker L.P. and its predecessors for the indicated number of years prior to retirement, assuming retirement at age 65 in 1993:

                                                      ESTIMATED ANNUAL BENEFITS FOR YEARS OF SERVICE INDICATED
                                                     -----------------------------------------------------------
AVERAGE COMPENSATION (AS DEFINED IN PLAN)                          20          30           40           45
- ---------------------------------------------------             ---------  -----------  -----------  -----------
                                                        10
                                                     ---------
$100,000...........................................  $  13,950  $  28,756  $    47,024  $    66,159  $    75,870
 150,000...........................................     21,450     46,256       74,524      103,659      118,370
 200,000...........................................     28,950     63,756      102,024      141,159      160,870
 250,000...........................................     36,450     81,256      129,524      178,659      203,370
 300,000...........................................     43,950     98,756      157,024      216,159      245,870
 400,000...........................................     43,950     98,756      157,024      216,159      245,870
 500,000...........................................     43,950     98,756      157,024      216,159      245,870

    The above benefit projections were prepared on the assumption that the participant made participant contributions to the Pension Plan for all years in which he was eligible to contribute, and that Social Security covered compensation is $1,750. The benefit projection would be reduced by a Social Security offset.

    For those executive officers named above, the following are credited years of service under the Pension and Excess Benefit Plans and 1993 salary covered by the Pension Plan:

                                                   CREDITED YEARS OF    EXPECTED CREDITED YEARS OF    1993 SALARY COVERED
                                                        SERVICE                SERVICE AT 65            BY PENSION PLAN
                                                  -------------------  -----------------------------  --------------------
David R. Markin.................................              39                        41                $    235,840
Jay H. Harris...................................               2                        10                     235,840
Jeffrey M. Feldman..............................              15                        37                     235,840

SALARY CONTINUATION PLAN

    Motors entered into Stated Benefit Salary Continuation Agreements (the "Agreements") with certain officers and employees (the "Salary Plan") pursuant to which such participants will receive benefits upon attaining age 65 (or their beneficiaries will receive benefits upon their death prior to or within 120 months after such executives or employees attain age 65). Motors' obligations pursuant to the Salary Plan were assumed by Checker L.P. in 1986.

    For those executive officers named above, the following table sets forth the benefits payable pursuant to the Salary Plan:

                                                                            ANNUAL SURVIVOR
                                                                            BENEFIT PAYABLE         TOTAL
                                           ANNUAL BENEFIT   TOTAL BENEFIT   UPON DEATH PRIOR    SURVIVORSHIP
                                            PAYABLE UPON     PAYABLE OVER   TO ATTAINING AGE   BENEFIT PAYABLE
                                          ATTAINING AGE 65    TEN YEARS            65         OVER THREE YEARS
                                          ----------------  --------------  ----------------  -----------------
David R. Markin.........................    $    240,000     $  2,400,000     $    368,000      $   1,104,000
Jeffrey M. Feldman......................          19,950          199,500           79,800            239,400

1994 OPTION PLAN

    On November 16, 1994, the Board of Directors adopted the 1994 Option Plan, subject to approval by the Compensation Committee (the composition of which committee is described below) and by the stockholders at the first annual meeting of stockholders after the consummation of this Offering. The 1994 Option Plan provides for the granting of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to employees of the Company and for the granting of nonstatutory stock options and stock appreciation rights ("Rights") to employees, consultants, non-employee directors and other persons providing goods or services to the Company. Under the 1994 Option Plan, a total of 1,680,000 shares of Common Stock have been reserved for issuance. The maximum number of shares of Common Stock with respect to which options or Rights may be granted during the life of the 1994 Option Plan to any employee cannot exceed 400,000. There are no options or Rights currently outstanding under the 1994 Option Plan. Any options granted will be subject to the approvals described above.

    The 1994 Option Plan will be administered by the Compensation Committee which, when constituted, will consist of persons who are "disinterested persons" within the meaning of Rule 16(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee will have the power, subject to the terms of the 1994 Option Plan, to determine the recipients and terms of any options or Rights granted, including the exercise price, number of shares subject to the option or Rights and the exercisability thereof. Options and Rights granted under the 1994 Option Plan may not be transferred except by will or the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by such optionee or such optionee's guardian or legal representative. If an optionee's employment or other relationship with the Company terminates for any reason, the employee's options and Rights shall immediately terminate, except that: (i) upon termination of employment due to disability or retirement, an optionee may generally exercise options or Rights that have not expired on such date for a period of two years after the date of termination of employment; and (ii) upon termination of employment as a result of death, or in the event of the employee's death within the periods described in (i), above, an optionee's legal representative may generally exercise options or Rights that have not expired on such date for a period of 12 months after the date of death. Options granted to non-employee directors, consultants and other persons providing goods and services to the Company will be subject to such terms as the Compensation Committee shall determine.

    The exercise price of all incentive stock options granted under the 1994 Option Plan must be at least equal to the fair market value of the shares of Common Stock subject to the option on the date the option is granted. The exercise price of all nonstatutory stock options granted under the 1994 Option Plan is to be determined by the Compensation Committee but cannot be less than the minimum required to comply with any applicable law, rule or regulation. The term of options granted under the 1994 Option Plan may not exceed 10 years. Notwithstanding the above, incentive stock options granted to an employee that owns more than 10% of the voting power of all classes of stock of the Company must have an exercise price at least equal to 110% of the fair market value of the stock subject to the option on the date the option is granted and must have a term that does not exceed five years. Options may be exercised either in cash or with Common Stock having a fair market value equal to the exercise price of the option on the date the option is exercised.

    Each option and Right granted under the 1994 Option Plan is exercisable in whole or in part at any time, or from time to time, as determined by the Compensation Committee, provided that the election to exercise an option or a Right is made in accordance with applicable federal and state laws and regulations, and, unless the optionee dies or becomes disabled, the option or Right cannot be exercised during the first six months of the option period. An option is vested and becomes immediately exercisable if: any person within the meaning of Sections 13(d) and 14(d) of the Exchange Act, other than the Company or the current stockholders of the Company, becomes the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 40% or more of the Company's outstanding voting securities, unless such ownership has been approved by the Board of Directors of the Company; the first day on which shares of Common Stock are purchased pursuant to a tender offer or exchange offer, unless the offer is made by the Company or approved by its Board of Directors; the stockholders of the Company have approved an agreement to merge or consolidate with or into another corporation (and the Company is not the survivor of the merger or consolidation), or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (which includes a plan of liquidation), unless the Board of Directors has resolved that options do not automatically vest; or during any period of two consecutive years, individuals who at the beginning of the period constituted a majority of the Board of Directors cease to constitute a majority thereof, unless the election or the nomination for the election by the Company's stockholders of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period. In addition, the Compensation Committee has the authority at any time or from time to time to accelerate the vesting of any individual option and to permit any option not yet exercisable to become immediately exercisable.

    Unless terminated sooner, the 1994 Option Plan will terminate 10 years from the Effective Date. The Board of Directors has authority to amend or terminate the 1994 Option Plan, provided no such action may impair the rights of the holder of any outstanding option or Rights.

    No Right can be exercised by an optionee unless the Company has been subject to the reporting requirements of Section 12 of the Exchange Act for at least one year prior to the date of exercise and has filed all reports and statements required to be filed during that period, and the Company on a regular basis releases for publication quarterly and annual summary statements of sales and earnings. No Common Stock can be delivered by the Company pursuant to the exercise of an option or a Right until qualified for delivery under applicable securities laws and regulations, as determined by the Compensation Committee, until the Common Stock is listed on each securities exchange on which the Common Stock may then be listed, and until the exercise price of the option is received by the Company either in cash or in Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    See "Management -- Certain Transactions."

                           OWNERSHIP OF COMMON STOCK

    The following table sets forth information, immediately prior to and immediately after completion of the Offering, regarding the beneficial ownership of the Common Stock of Holdings.

                                BENEFICIAL OWNERSHIP   BENEFICIAL OWNERSHIP
                                OF COMMON STOCK PRIOR  OF COMMON STOCK AFTER
                                     TO OFFERING             OFFERING
                                ---------------------  ---------------------
                                NUMBER OF              NUMBER OF
NAME                              SHARES     PERCENT     SHARES     PERCENT
- ------------------------------  ----------  ---------  ----------  ---------
David R. Markin...............   5,460,000      32.5    5,460,000      24.3
Martin L. Solomon.............   3,780,000      22.5    3,780,000      16.8
Allan R. Tessler..............   3,780,000      22.5    3,780,000      16.8
Wilmer J. Thomas, Jr..........   3,780,000      22.5    3,780,000      16.8
                                ----------  ---------  ----------       ---
                                16,800,000     100.0   16,800,000      74.7
                                ----------  ---------  ----------       ---
                                ----------  ---------  ----------       ---

    The address of each of these stockholders is c/o Great Dane Holdings Inc., 2016 North Pitcher Street, Kalamazoo, Michigan 49007.

                          DESCRIPTION OF CAPITAL STOCK

    Upon completion of the Offering, the authorized capital stock of Holdings will consist of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. There will be 22,500,000 shares of Common Stock outstanding (23,355,000 if the Over-Allotment Option is exercised in full).

PREFERRED STOCK

    As of October 19, 1994, the date of Holdings' reincorporation in Delaware, Holdings was not authorized to issue shares of Preferred Stock. Prior to commencement of the Offering, Holdings' Certificate of Incorporation will be amended to authorize the issuance of up to 5,000,000 shares of Preferred Stock. Although Holdings has no present plans to issue such shares, Holdings' Certificate of Incorporation will provide that Holdings may issue shares of Preferred Stock in one or more series. The Board of Directors will be authorized to establish from time to time the number of shares to be included in any such series, to fix or alter the rights, preferences and privileges of the shares of each wholly unissued series and any restrictions thereon, and to increase or decrease the number of shares of any such series without any further vote or action by the stockholders of Holdings. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Holdings.

COMMON STOCK

    As of October 19, 1994, the date of Holdings' reincorporation in Delaware, there were 1,000 shares of Common Stock, par value $1.00 per share, outstanding. Prior to commencement of the Offering, Holdings' Certificate of Incorporation will be amended to authorize the issuance of up to 50,000,000 shares of Common Stock, par value $.01 per share, and the shares currently outstanding will be split 16,800 for 1 and converted into 16,800,000 shares of Common Stock, par value $.01 per share. Upon completion of the Offering, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine. Holdings has not paid cash dividends on its capital stock in recent years and does not intend to pay cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy." Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder. Holdings' Certificate of Incorporation does not provide for cumulative voting. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of Holdings, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock. Each outstanding share of Common Stock is fully paid and non-assessable and the shares of Common Stock to be issued on completion of the Offering will be fully paid and non-assessable.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

    INDEMNIFICATION. The Certificate of Incorporation provides that directors and officers of the Company will be indemnified by the Company to the full extent then permitted by Delaware law, against all expenses and liabilities incurred in connection with service for or on behalf of the Company. The
Certificate of Incorporation also provides that the right of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise. The Company has also entered into indemnification agreements with its directors and its executive officers. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by a director, officer, employee or other agent.

    LIMITATION OF LIABILITY. In addition, the Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company or its stockholders for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

STATUTORY BUSINESS COMBINATION PROVISION

    Holdings is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person become an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at an annual or special meeting. Under Section 203, an "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    A  corporation  may, at  its  option, exclude  itself  from the  coverage of
Section 203 by amending its certificate of incorporation or bylaws by action or its stockholders to exempt itself from coverage, provided that such bylaws or charter amendment may not become effective until 12 months after the date it is adopted. Holdings has not adopted such an amendment to its Certificate of Incorporation or Bylaws.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no public market for the Common Stock. Sales of a substantial number of shares in the public market could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

    Upon completion of this Offering, Holdings will have 22,500,000 shares of Common Stock outstanding (23,355,000 if the Over-Allotment Option is exercised), and an additional 1,680,000 shares subject to options which may be granted under the 1994 Option Plan. Of these shares of Common Stock, the 5,700,000 shares of Common Stock offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by affiliates of the Company will be subject to the limitations of Rule 144 under the Securities Act. The remaining 16,800,000 shares of Common Stock and the 1,680,000 shares of Common Stock issuable upon exercise of options available for grant under the 1994 Option Plan will be "restricted securities" within the meaning of Rule 144 and will be eligible for sale in the public market immediately after the consummation of the Offering in reliance on, and subject to the resale limitations of, Rule 144. Restricted shares may also be sold in reliance on Rule 144A, which allows sales to certain institutional investors.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of Holdings as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of restricted shares as to which at least two years have elapsed from the later of the acquisition of such shares from Holdings or an affiliate of Holdings in an amount that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (225,000 shares based upon 22,500,000 shares to be outstanding immediately after this Offering), or (ii) if the Common Stock is quoted on the Nasdaq Stock Market (National Market) or a stock exchange, the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of Holdings during the 90 days preceding a sale by such person and who has beneficially owned shares as to which at least three years have elapsed from the later of the acquisition of such shares from Holdings or an affiliate of Holdings is entitled to sell them without regard to the volume, manner of sale, or notice requirements of Rule 144.

    In addition, the Company intends to register all shares which underly options granted under the 1994 Option Plan and such shares will, therefore, subject to certain restrictions relating to control persons, be freely tradeable. Holdings and its four current stockholders holding an aggregate of approximately 16,800,000 shares of Common Stock following the Offering have agreed not to offer, sell, or otherwise dispose of any shares upon completion of this Offering for a period of [180] days from the date of this Prospectus, without the prior written consent of the Underwriters. See "Underwriting."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Smith Barney Inc., have severally agreed to purchase from Holdings the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                    NUMBER OF
UNDERWRITER                                                                          SHARES
- ---------------------------------------------------------------------------------  -----------
Alex. Brown & Sons Incorporated..................................................
Smith Barney Inc.................................................................
                                                                                   -----------
    Total........................................................................    5,700,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    Holdings has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $. per share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    Holdings has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 855,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 855,000 and Holdings will be obligated, pursuant to the option, to sell such shares to the Underwriters. The
Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,700,000 shares are being offered.

    Smith Barney Inc. executes trades for Country's investment portfolio for which it receives customary compensation.

    Holdings   has  agreed   to  indemnify  the   Underwriters  against  certain
liabilities, including liabilities under the Securities Act.

    The Company, its executive officers and its directors have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of [180] days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial price to the public for the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby and certain legal matters will be passed upon for the Company by Hutton Ingram Yuzek Gainen Carroll & Bertolotti, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by this reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements (if required) and other information with the Commission. Such reports, proxy statements and other information, including the Registration Statement, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. The Company's 12 3/4% Debentures and Subordinated Discount Debentures due January 1, 2006 are listed on the American Stock Exchange. Reports, proxy statements, and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

                         INDEX TO FINANCIAL STATEMENTS

    The following consolidated financial statements are submitted herewith:

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES

                                                                                                               PAGE
                                                                                                             ---------
Index To Financial Statements Covered By Report Of Independent Auditors
  Report of Independent Auditors...........................................................................        F-2
  Consolidated Balance Sheets as of December 31, 1992 and 1993.............................................        F-3
  Consolidated Statements of Shareholders' Deficit for the Years Ended December 31, 1991, 1992 and 1993....        F-4
  Consolidated Statements of Operations for the Years Ended December 31, 1991, 1992
    and 1993...............................................................................................        F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1991, 1992
    and 1993...............................................................................................        F-6
  Notes to Consolidated Financial Statements -- December 31, 1993..........................................        F-7
Index to Financial Statements (Unaudited):
  Consolidated Balance Sheets at December 31, 1993 and September 30, 1994..................................       F-25
  Consolidated Statements of Operations for the Three Months Ended September 30, 1993, and September 30,
    1994...................................................................................................       F-26
  Consolidated Statements of Operations for the Nine Months Ended September 30, 1993, and September 30,
    1994...................................................................................................       F-27
  Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1993, and September 30,
    1994...................................................................................................       F-28
  Notes to Consolidated Financial Statements -- September 30, 1994.........................................       F-29

The following report is in the form that will be signed upon the completion of the 16,800 to 1 stock split as described in Note Q to the consolidated financial statements.

                                           ERNST & YOUNG LLP

Kalamazoo, Michigan
November 16, 1994

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Great Dane Holdings Inc.

    We have audited the accompanying consolidated balance sheets of Great Dane Holdings Inc. (formerly International Controls Corp.) and subsidiaries as of
December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Dane Holdings Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in Notes I and K to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes in the year ended December 31, 1993.

Kalamazoo, Michigan
March 1, 1994, except for Note Q as to
which the date is November 16, 1994

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1992       1993
                                                                              ---------  ---------
Cash and cash equivalents...................................................  $  42,199  $  40,078
Accounts receivable, less allowance for doubtful accounts of $623 (1992)
 and $748 (1993) (Note G)...................................................     64,115     75,701
Current portion of finance lease receivables................................      2,352        764
Inventories (Notes D and G).................................................     71,861     94,112
Other current assets........................................................      8,897     11,059
                                                                              ---------  ---------
    TOTAL CURRENT ASSETS....................................................    189,424    221,714
Property, plant and equipment, net (Notes E, G and H).......................    119,492    122,355
Insurance Subsidiary's investments (Note F).................................     84,616     90,838
Noncurrent finance lease receivables (Notes C and H)........................      2,863        575
Insurance Subsidiary's reinsurance receivable...............................     17,366     11,378
Cost in excess of net assets acquired, net of accumulated amortization
 of $5,002 (1992) and $6,252 (1993).........................................     44,993     43,743
Trademark, net of accumulated amortization of $1,400 (1992) and $1,750
 (1993).....................................................................     12,046     11,696
Other assets................................................................     22,963     15,037
                                                                              ---------  ---------
    TOTAL ASSETS............................................................  $ 493,763  $ 517,336
                                                                              ---------  ---------
                                                                              ---------  ---------

                     LIABILITIES AND SHAREHOLDERS' DEFICIT

Accounts payable............................................................  $  56,684  $  77,876
Notes payable (Note G)......................................................      5,000      5,000
Income taxes payable (Note K)...............................................      6,739      7,726
Accrued compensation........................................................     13,729     15,838
Accrued interest............................................................     11,596     11,746
Other accrued liabilities...................................................     28,833     38,071
Current portion of long-term debt...........................................     15,752     14,321
                                                                              ---------  ---------
    TOTAL CURRENT LIABILITIES...............................................    138,333    170,578
Long-term debt, excluding current portion (Note G):
  Shareholders..............................................................     30,000     30,000
  Other.....................................................................    259,616    246,952
                                                                              ---------  ---------
                                                                                289,616    276,952
Insurance Subsidiary's unpaid losses and loss adjustment expenses...........     75,780     71,179
Unearned insurance premiums.................................................     10,463      9,547
Deferred income taxes.......................................................     11,187      9,803
Postretirement benefits other than pensions (Note I)........................     --         49,609
Other noncurrent liabilities................................................     33,654     39,053
Minority interest (Notes H and J)...........................................     41,026     40,132
                                                                              ---------  ---------
    TOTAL LIABILITIES.......................................................    600,059    666,853
Shareholders' deficit (Notes A, F, G and Q):
  Common stock, par value $.01:
    Authorized 50,000,000 shares
    Outstanding 16,800,000 shares...........................................        168        168
  Additional paid-in capital................................................     14,832     14,832
  Retained earnings (deficit)...............................................      7,045    (36,217)
  Unrealized appreciation on Insurance Subsidiary's investments in equity
   securities...............................................................         32         73
  Notes receivable from shareholders........................................       (625)      (625)
  Amount paid in excess of Checker's net assets.............................   (127,748)  (127,748)
                                                                              ---------  ---------
    TOTAL SHAREHOLDERS' DEFICIT.............................................   (106,296)  (149,517)
Commitments and contingencies (Note H)......................................
                                                                              ---------  ---------
    TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT.............................  $ 493,763  $ 517,336
                                                                              ---------  ---------
                                                                              ---------  ---------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)

                                                                               UNREALIZED
                                                                              APPRECIATION                       AMOUNT PAID
                                                                             (DEPRECIATION)         NOTES        IN EXCESS OF
                                                    ADDITIONAL               ON INVESTMENTS      RECEIVABLE       CHECKER'S
                                         COMMON       PAID-IN     RETAINED      IN EQUITY           FROM          NET ASSETS
                                          STOCK       CAPITAL     EARNINGS     SECURITIES       SHAREHOLDERS       (NOTE A)
                                       -----------  -----------  ----------  ---------------  -----------------  ------------
BALANCES AT JANUARY 1, 1991..........   $     168    $  14,832   $   10,418     $  (1,790)        $    (625)     $   (127,748)
Unrealized appreciation on investment
 in equity securities................      --           --           --             2,189            --               --
Net income...........................      --           --            4,182        --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1991........         168       14,832       14,600           399              (625)         (127,748)
Unrealized depreciation on investment
 in equity securities................      --           --           --              (367)           --               --
Net loss.............................      --           --           (7,555)       --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1992........         168       14,832        7,045            32              (625)         (127,748)
Unrealized appreciation on investment
 in equity securities................      --           --           --                41            --               --
Net loss.............................      --           --          (43,262)       --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1993........   $     168    $  14,832   $  (36,217)    $      73         $    (625)     $   (127,748)
                                            -----   -----------  ----------       -------            ------      ------------
                                            -----   -----------  ----------       -------            ------      ------------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1991          1992          1993
                                                                          ------------  ------------  ------------
REVENUES:
  Trailer manufacturing and distribution................................  $    400,196  $    536,336  $    711,862
  Automotive products manufacturing.....................................        84,401       112,631       127,925
  Vehicular operations including rental income of $39,946 (1991);
   $37,382 (1992); and $38,360 (1993)...................................        43,527        40,580        42,103
  Insurance premiums earned.............................................        27,142        27,186        27,436
                                                                          ------------  ------------  ------------
                                                                               555,266       716,733       909,326
COST OF REVENUES:
  Cost of sales.........................................................      (428,949)     (561,546)     (728,471)
  Cost of vehicular operations..........................................       (30,801)      (30,120)      (30,916)
  Cost of insurance operations..........................................       (20,793)      (19,204)      (19,418)
                                                                          ------------  ------------  ------------
                                                                              (480,543)     (610,870)     (778,805)
                                                                          ------------  ------------  ------------
GROSS PROFIT............................................................        74,723       105,863       130,521
Operating expenses:
  Selling, general and administrative expense...........................       (72,032)      (76,877)      (83,176)
Interest expense........................................................       (47,425)      (42,726)      (41,614)
Interest income.........................................................        11,634         8,895         7,396
Other income (expense), net.............................................        (1,078)       (2,023)        3,494
Special charge -- Note H................................................       --            --             (7,500)
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE MINORITY EQUITY, INCOME TAXES, EXTRAORDINARY ITEMS
 AND ACCOUNTING CHANGES.................................................       (34,178)       (6,868)        9,121
Minority equity (Note J)................................................         1,931       --            --
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY ITEMS AND ACCOUNTING
 CHANGES................................................................       (32,247)       (6,868)        9,121
Income tax benefit (expense) (Note K)...................................         5,241          (687)       (5,757)
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND ACCOUNTING CHANGES.........       (27,006)       (7,555)        3,364
Extraordinary items (Note L)............................................        31,188       --            --
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE ACCOUNTING CHANGES.................................         4,182        (7,555)        3,364
Accounting changes (Notes I and K)......................................       --            --            (46,626)
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $      4,182  $     (7,555) $    (43,262)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average number of shares used in per share computations (Note
 Q).....................................................................        16,800        16,800        16,800
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
INCOME (LOSS) PER SHARE (Note Q):
  Income (loss) before extraordinary items and accounting changes.......  $      (1.61) $       (.45) $        .20
  Extraordinary items (Note L)..........................................          1.86       --            --
  Accounting changes (Notes I and K)....................................       --            --              (2.78)
                                                                          ------------  ------------  ------------
    NET INCOME (LOSS) PER SHARE.........................................  $        .25  $       (.45) $      (2.58)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1991        1992        1993
                                                                              ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................................  $    4,182  $   (7,555) $  (43,262)
  Adjustment to reconcile net income (loss) to net cash provided by operating activities:
    Accounting changes......................................................      --          --          46,626
    Extraordinary items.....................................................     (31,188)     --          --
    Depreciation and amortization...........................................      20,931      21,054      23,295
    Deferred income tax expense (benefit)...................................       3,288      (4,311)     (8,512)
    Amortization of cost in excess of net assets acquired...................       1,250       1,250       1,250
    Amortization of debt discount...........................................       1,045       1,181       1,372
    Net loss on sale of property, plant and equipment.......................         275         217         207
    Investment losses (gains)...............................................       1,646        (690)     (1,079)
    Decrease in minority equity.............................................      (1,992)     --          --
    Other noncash charges...................................................       3,980       6,386       7,562
    Changes in operating assets and liabilities:
      Accounts receivable...................................................       7,647     (12,788)    (11,970)
      Finance lease receivables.............................................       7,213       5,131       4,408
      Inventories...........................................................        (784)     (7,820)    (22,251)
      Insurance Subsidiary's reinsurance receivable.........................      11,731      (5,634)      5,988
      Unbilled tooling charges..............................................      35,181      --          --
      Other assets..........................................................         536      --          (5,309)
      Accounts payable......................................................      (1,129)      8,281      21,193
      Income taxes..........................................................     (17,398)      4,489         824
      Unpaid losses and loss adjustment expenses............................       2,204       5,046      (4,601)
      Unearned insurance premiums...........................................        (347)      4,673        (917)
      Postretirement benefits other than pension............................      --          --           4,497
      Other liabilities.....................................................     (10,460)      6,288      11,359
                                                                              ----------  ----------  ----------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES..............................      37,811      25,198      30,680
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................................     (16,457)    (17,549)    (20,006)
  Proceeds from disposal of property, plant and equipment and other
   productive assets........................................................       2,685       2,783       2,599
  Purchase of investments...................................................     (19,228)    (32,190)    (64,052)
  Proceeds from sale of investments.........................................      18,732      31,617      65,019
                                                                              ----------  ----------  ----------
NET CASH FLOW USED IN INVESTING ACTIVITIES..................................     (14,268)    (15,339)    (16,440)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings..................................................      20,530      32,090       2,500
  Repayments of borrowings..................................................     (43,610)    (39,772)    (17,967)
  Return of limited partner's capital.......................................        (821)     (1,035)       (894)
                                                                              ----------  ----------  ----------
NET CASH FLOW USED IN FINANCING ACTIVITIES..................................     (23,901)     (8,717)    (16,361)
                                                                              ----------  ----------  ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................        (358)      1,142      (2,121)
Beginning cash and cash equivalents.........................................      41,415      41,057      42,199
                                                                              ----------  ----------  ----------
ENDING CASH AND CASH EQUIVALENTS............................................  $   41,057  $   42,199  $   40,078
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

NOTE A -- ORGANIZATION
    The Company has two operating subsidiaries, Great Dane Trailers, Inc. ("Great Dane") and Checker Motors Corporation ("Checker"). During 1989, the Company purchased all of the common stock of Checker, the general partner of Checker Motors Co., L.P. (the "Partnership"), a Delaware limited partnership (the "Checker acquisition").

    Immediately after the Checker acquisition, substantially all of Checker's former shareholders purchased, through Checker Holding Corp. ("Holding"), all of the outstanding common stock of the Company (the "Holding buyout"). Holding was created solely for the purpose of acquiring the stock of the Company and was subsequently merged into the Company. The Holding buyout has been accounted for as if Checker acquired the Company (a "reverse acquisition"), since there was no significant change in control of Checker.

    Under generally accepted accounting principles for reverse acquisitions, the net assets of Checker acquired in the Checker acquisition cannot be revalued to estimated fair value. Accordingly, the $127.7 million excess of the amount paid over the historical book value of Checker's net assets has been accounted for as a separate component reducing shareholders' equity and is not subject to amortization. The fair value of Checker's net assets, as estimated by management, is significantly greater than historical book value, but no appraisal of fair value is available.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Great Dane Holdings Inc. (formerly International Controls Corp.) and its subsidiaries, including a wholly-owned trailer leasing company, other greater than 50% owned companies, the Partnership and the Partnership's wholly-owned subsidiaries, including American Country Insurance Company ("Insurance Subsidiary"). All significant intercompany accounts and transactions have been eliminated.

    CASH EQUIVALENTS:   The  Company considers  all highly  liquid  investments,
other than Insurance Subsidiary investments, with a maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES: Inventories are stated at the lower of cost or market. The cost of inventories is determined principally on the last-in, first-out ("LIFO") method.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided based on the assets' estimated useful lives, principally by the straight-line method.

    Estimated depreciable lives are as follows:

Buildings......................................................  10-40 years
Transportation equipment.......................................   2-6 years
Machinery, equipment, furniture and fixtures...................  3-12 years

    INTANGIBLE  ASSETS:   Intangible assets, principally  cost in  excess of net
assets acquired, noncompete agreements and a trademark, are being amortized on the straight-line basis over periods of 4 to 40 years.

    MINORITY INTEREST: Minority interest represents the limited partner's allocable share of the Partnership's net assets (see Notes H and J) and the limited partner's allocable share of net assets of South Charleston Stamping & Manufacturing Company ("SCSM").

    REVENUE RECOGNITION: Revenues from sales of trailers that are manufactured in response to customers' orders are recorded when such products are completed and invoiced. Finance income is recognized as other income over the term of the finance leases by applying the simple interest method to scheduled monthly collections. Rental income from vehicle leases is recognized as earned. Vehicles are generally

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) leased on a daily or weekly basis to unaffiliated operators. Insurance Subsidiary premiums are recognized as income ratably over the period covered by the policies. Unearned premium reserves are calculated on the monthly pro-rata basis. Realized gains and losses on investments are determined on a specific identification basis and are included in the determination of net income.

    DEBT ISSUE EXPENSE:   Expenses incurred in connection  with the issuance  of
debt are capitalized and amortized as interest expense over the life of the debt.

    LOSSES AND LOSS ADJUSTMENT EXPENSES: The Insurance Subsidiary's liability for unpaid losses and loss adjustment expenses represents an estimate of the ultimate net costs of all losses which are unpaid at the balance sheet dates, and is determined using case-basis evaluations and statistical analysis. These estimates are continually reviewed and any adjustments which become necessary are included in current operations. Since the liability is based on estimates, the ultimate settlement of losses and the related loss adjustment expenses may vary from the amounts included in the consolidated financial statements.

    INSURANCE SUBSIDIARY REINSURANCE: During 1993, the Company adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts" ("SFAS No. 113"). Because of the type of insurance contracts the Company's Insurance Subsidiary provides, the adoption of this statement had no impact on earnings; however, it requires the disaggregation of various balance sheet accounts. For financial reporting purposes, the 1992 balance sheet and the 1991 and 1992 statements of cash flows have been restated as if this statement were adopted as of the beginning of the earliest period presented.

    RECLASSIFICATION: Certain 1991 and 1992 amounts have been reclassified to conform to the 1993 presentation.

NOTE C -- TRAILER LEASING OPERATIONS
    Great Dane, through a wholly-owned leasing subsidiary, leases trailers under operating and sales-type leases ("finance lease receivables"). The following is a summary of the components of the subsidiary's net investment in finance lease receivables (dollars in thousands):

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1992       1993
                                                                                  ---------  ---------
Minimum lease payments receivable...............................................  $   6,563  $   1,678
Less: Unearned income...........................................................       (669)      (180)
    Allowance for doubtful accounts.............................................       (679)      (159)
                                                                                  ---------  ---------
                                                                                      5,215      1,339
Less amounts reflected as current...............................................     (2,352)      (764)
                                                                                  ---------  ---------
Noncurrent portion..............................................................  $   2,863  $     575
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Minimum lease payments are receivable as follows: $1.0 million in 1994, $0.3 million in 1995 and $0.4 million in 1996.

    Trailers   subject  to  operating  leases  are  included  in  transportation equipment in the accompanying consolidated balance sheets. The cost and accumulated depreciation of such trailers were $1.5 million and $0.6 million, respectively, at December 31, 1992, and $0.5 million and $0.2 million, respectively, at December 31, 1993.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE D -- INVENTORIES
    Inventories are summarized below (dollars in thousands):

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1992       1993
                                                                                ---------  ---------
Raw materials.................................................................  $  44,005  $  53,105
Work-in-process...............................................................      8,803     10,956
Finished goods................................................................     19,053     30,051
                                                                                ---------  ---------
                                                                                $  71,861  $  94,112
                                                                                ---------  ---------
                                                                                ---------  ---------

    Inventories would not differ materially if the first-in, first-out costing method were used for inventories costed by the LIFO method.

NOTE E -- PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment are summarized below (dollars in thousands):

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                                1992         1993
                                                                             -----------  -----------
Land and buildings.........................................................  $    46,131  $    54,167
Transportation equipment...................................................       37,392       32,830
Machinery, equipment, furniture and fixtures...............................      106,261      125,067
                                                                             -----------  -----------
                                                                                 189,784      212,064
Less accumulated depreciation and amortization.............................      (70,292)     (89,709)
                                                                             -----------  -----------
                                                                             $   119,492  $   122,355
                                                                             -----------  -----------
                                                                             -----------  -----------

NOTE F -- INVESTMENTS
    Insurance Subsidiary investments, which are generally reserved for Insurance Subsidiary operations, are as follows (dollars in thousands):

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1992       1993
                                                                                ---------  ---------
Fixed maturities (bonds and notes) -- at cost, adjusted for amortization of premium or discount and other than temporary declines in market value........  $  75,950  $  77,229
Equity securities (common and non-redeemable preferred stocks) -- at current
 market value (cost $8,634 in 1992 and $13,536 in 1993 )......................      8,666     13,609
                                                                                ---------  ---------
                                                                                $  84,616  $  90,838
                                                                                ---------  ---------
                                                                                ---------  ---------

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE F -- INVESTMENTS (CONTINUED)
    The amortized cost, gross unrealized gains and losses and estimated market values of fixed-maturity investments held by the Insurance Subsidiary as of December 31, 1993, are as follows (dollars in thousands):

                                                             GROSS    GROSS  ESTIMATED
                                                   AMORTIZED UNREALIZED UNREALIZED MARKET
                                                    COST     GAINS    LOSSES  VALUE
                                                   -------   ------   ----   -------
U.S. Treasury securities and obligations of U.S.
 Government corporations and agencies...........   $7,276    $ 283    $--    $7,559
Obligations of states and political
 subdivisions...................................   21,984      561    --     22,545
Mortgage-backed securities......................    2,873      156    --      3,029
Corporate and other debt securities.............   45,096    3,119    103    48,112
                                                   -------   ------   ----   -------
                                                   $77,229   $4,119   $103   $81,245
                                                   -------   ------   ----   -------
                                                   -------   ------   ----   -------

    The amortized cost and estimated market value of fixed-maturity investments at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                          ESTIMATED
                                                                              AMORTIZED    MARKET
                                                                                COST       VALUE
                                                                              --------    --------
Due in one year or less....................................................   $11,998     $12,209
Due after one year through five years......................................    24,918      25,880
Due after five years through ten years.....................................    21,989      23,313
Due after ten years........................................................    15,451      16,814
                                                                              --------    --------
                                                                               74,356      78,216
Mortgage-backed securities.................................................     2,873       3,029
                                                                              --------    --------
                                                                              $77,229     $81,245
                                                                              --------    --------
                                                                              --------    --------

    Proceeds from sales of fixed-maturity investments were $21.7 million for 1992 and $57.2 million for 1993. Gross gains of $0.6 million and no gross losses were realized during 1992 and gross gains of $1.2 million and gross losses of $0.2 million were realized during 1993.

    Bonds with an amortized cost of $2.2 million at December 31, 1993, were on deposit to meet certain regulatory requirements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE F -- INVESTMENTS (CONTINUED)
    Realized gains (losses) for 1991, 1992 and 1993, including other than temporary declines in market value and unrealized appreciation (depreciation) on fixed maturities and equity security investments of the Insurance Subsidiary, are summarized as follows (dollars in thousands):

                                                                        FIXED       EQUITY
                                                                     MATURITIES   SECURITIES     TOTAL
                                                                     -----------  -----------  ---------
1991
  Realized losses..................................................   $    (897)   $    (730)  $  (1,627)
  Unrealized appreciation..........................................      --            1,847       1,847
                                                                     -----------  -----------  ---------
                                                                      $    (897)   $   1,117   $     220
                                                                     -----------  -----------  ---------
                                                                     -----------  -----------  ---------
1992
  Realized gains...................................................   $      34    $     656   $     690
  Unrealized depreciation..........................................      --             (367 )      (367)
                                                                     -----------  -----------  ---------
                                                                     $       34   $      289   $     323
                                                                     -----------  -----------  ---------
                                                                     -----------  -----------  ---------
1993
  Realized gains...................................................  $      983   $       95   $   1,078
  Unrealized appreciation..........................................      --               41          41
                                                                     -----------  -----------  ---------
                                                                     $      983   $      136   $   1,119
                                                                     -----------  -----------  ---------
                                                                     -----------  -----------  ---------

NOTE G -- BORROWINGS
    Long-term debt is summarized below (dollars in thousands):

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                                1992         1993
                                                                             -----------  -----------
12 3/4% Senior Subordinated Debentures less debt discount of $12,330 in
 1992 and $11,124 in 1993..................................................  $   119,710  $   120,916
14 1/2% Subordinated Discount Debentures less debt discount of $6,697 in
 1992 and $6,531 in 1993...................................................       54,650       54,816
Notes payable to shareholders..............................................       30,000       30,000
Great Dane term loan payable...............................................       26,167       21,511
Great Dane Revolving credit line...........................................       17,620       17,132
Partnership term loan payable..............................................       28,500       22,500
Equipment term loan........................................................        7,300        5,500
Economic Development term loan.............................................       11,389       10,909
Installment notes..........................................................        5,079          979
Other debt.................................................................        4,953        7,010
                                                                             -----------  -----------
                                                                                 305,368      291,273
Less current portion.......................................................      (15,752)     (14,321)
                                                                             -----------  -----------
                                                                             $   289,616  $   276,952
                                                                             -----------  -----------
                                                                             -----------  -----------

    Interest  on  the $132  million face  value of  12 3/4%  Senior Subordinated
Debentures is payable semiannually at the stated rate. The recorded debt discount is being amortized as interest expense over the expected life of the debentures using an imputed interest rate of approximately 15% compounded semiannually. Under the terms of the debentures, the Company's payment of dividends is limited to, among other things, 50% of consolidated net income subsequent to June 30, 1986, plus $12 million. At

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE G -- BORROWINGS (CONTINUED)
December 31, 1993, the Company was restricted from paying a dividend. The debentures are redeemable at the option of the Company in whole or in part at a decreasing premium. The debentures are subject to redemptions through a sinking fund whereby the Company is required to make five annual sinking fund payments of $18 million commencing August 1, 1996, with the final payment due August 1, 2001.

    Interest on the $61 million face value of 14 1/2% Subordinated Discount Debentures is payable semiannually at the stated rate. The recorded debt discount is being amortized as interest expense over the expected life of the debentures using an imputed interest rate of approximately 16.7% compounded semiannually. The 14 1/2% debentures are subject to redemption through a sinking fund whereby the Company is required to redeem, at their face value, on January 1 in each of the years 1997 through 2005, 7 1/2% of the principal amount of the debentures outstanding on January 1, 1997. The balance of debentures are due January 1, 2006. The debentures are callable any time at their face value and are subordinated to all present or future indebtedness of the Company not expressly subordinated to, or on a parity with, the debentures.

    The notes payable to shareholders are due September 30, 1997, or upon the earlier payment in full of obligations under both the 1992 Partnership Loan and Guaranty Agreement and the 1990 Great Dane loan and security agreement and bear interest payable quarterly in arrears at an annual rate equal to the prime rate of a New York bank (5.5% at December 31, 1993) plus 3 1/2%.

    In March 1990, Great Dane entered into a five year loan and security agreement ("Agreement") with certain banks. The Agreement made available to Great Dane a $33 million five-year term loan and a $47 million revolving credit line. In 1993, the maximum revolving credit line was increased to $65 million. The amount available under the revolving credit line is based upon the amount of Great Dane's eligible trade accounts receivable and inventory as defined in the Agreement. The additional amount available under the revolving credit line under the borrowing base terms of the Agreement totaled $32.3 million at December 31, 1993. The term loan is payable in equal monthly installments of $0.34 million plus interest at the bank's prime interest rate (6% at December 31, 1993) plus 1 1/2%, with the balance due in March 1995. The revolving credit line is due in 1995 and requires interest payments at the bank's prime rate (6% at December 31, 1993) plus 1 1/2%.

    All borrowings under the Agreement are fully secured by substantially all of the Great Dane assets not pledged elsewhere. The Agreement requires Great Dane to, among other things, comply with certain financial covenants, and limits additional loans to the Company, limits additions to and sales of Great Dane's fixed assets and limits additional Great Dane borrowings. Under the most restrictive covenant, no additional transfers of funds to the Company are available until after December 31, 1993.

    During 1992, the Partnership entered into a Loan and Guaranty Agreement with a bank pursuant to which the bank provided a $30 million term loan to the Partnership. The term loan requires twenty quarterly principal payments of $1.5 million, plus interest at the bank's prime rate (6% at December 31, 1993) plus 1 1/4%, which payments commenced December 31, 1992. The term loan is secured by substantially all of the Partnership's assets, excluding the stock of the Insurance Subsidiary. The term loan agreement, which is guaranteed by Checker, requires Checker to, among other things, comply with certain financial covenants and limits additional loans to Checker.

    The equipment term loan requires quarterly payments of $0.5 million plus interest at the bank's prime rate (6% at December 31, 1993) plus 1 1/4%. The obligation is secured by certain machinery and equipment with a net carrying amount of $6.5 million at December 31, 1993.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE G -- BORROWINGS (CONTINUED)
    In connection with the Partnership term loan and the equipment term loan, Checker is required to comply with certain financial covenants.

    The economic development term loan, which is guaranteed by Checker, is payable by SCSM to the West Virginia Economic Development Authority, and requires monthly payments of $0.1 million, including interest at 5% with the unpaid balance due 2008. The interest rate will be adjusted in April 1998 and 2003, so as to remain equal to 75% of the base rate, as defined, plus 1/2%. The loan is secured by certain machinery and equipment with a net carrying amount of $25.1 million at December 31, 1993.

    The installment notes are secured by the Company's finance lease receivables and by the Company's rights under certain operating leases. The notes bear interest at various fixed rates averaging approximately 10.9% and are payable in varying monthly installments through 1995.

    Maturities of long-term debt for the four years subsequent to 1994 are as follows: $44.4 million in 1995, $9.1 million in 1996, $54.1 million in 1997 and $19.6 million in 1998.

    Interest paid totaled $43.3 million in 1991, $42.4 million in 1992 and $39.8 million in 1993.

    SCSM has a line of credit with a bank totaling $7.5 million at December 31, 1993. Borrowing under the line ($5.0 million at December 31, 1993) bears interest at the bank's prime rate (6% at December 31, 1993) plus 1%.

    The Partnership has a $5.0 million line of credit with a bank. Borrowings under the line ($0 at December 31, 1993) bear interest at the bank's prime rate (6% at December 31, 1993) plus 1%.

NOTE H -- COMMITMENTS AND CONTINGENCIES
    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming the Company, together with three prior subsidiaries of the Company, as defendants in Case No. CV89-119MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of the Company formerly conducted business operations. On December 22, 1993, the Company entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, the Company will pay Boeing $12.5 million over the course of five years, $5 million of which has been committed by certain insurance companies in the form of cash or irrevocable letters of credit. Accordingly, no further adjustment is necessary to the $7.5 million special charge which was recorded in the quarter ended June 30, 1993, to provide for the cost associated with this legal proceeding. In accordance with the settlement agreement, Boeing will move to dismiss its claims against the Company and the three former subsidiaries and will release and indemnify the Company with respect to certain claims.

    On March 4, 1992, Checker received notice that the Insurance Commissioner of the State of California, as Conservator and Rehabilitator of ELIC, a limited partner of the Partnership, had filed an Amendment to the Application for Order of Conservation filed in Superior Court of the State of California for the County of Los Angeles. The amendment seeks to add to the Order, dated April 11, 1991, Checker, the Partnership and Checker Holding Corp. III, a limited partner of the Partnership. The amendment alleges that the action by Checker invoking provisions of the Partnership Agreement that alter ELIC's rights in the Partnership upon the occurrence of certain events is improper and constitutes an impermissible forfeiture of ELIC's interest in the Partnership and a breach of fiduciary duty to ELIC. The amend-ment seeks (a) a declaration of the rights of the parties in the Partnership and (b) damages in an unspecified amount. The Partnership believes that it has meritorious defenses to the claims of ELIC. The Partnership has been in litigation on these issues for almost three years with each party seeking, among

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE H -- COMMITMENTS AND CONTINGENCIES (CONTINUED) other things, a declaration of its rights under the Partnership Agreement. The Company has offered to redeem ELIC's minority interest in the Partnership and SCSM for $32 million. If ELIC's rights under the Partnership Agreement had not been altered, net income for 1991, 1992 and 1993 would have been reported at $3.3 million, $0.7 million and $0.6 million less, respectively, than the amounts reported (see Note J).

    In 1988, Great Dane entered into an operating agreement with the purchaser of a previously wholly-owned finance company ("Finance"). Under the terms of the agreement, the purchaser is given the opportunity to finance certain sales of Great Dane. The 1988 operating agreement requires that Great Dane, among other things, (i) not finance the sale of its products for the first eight years and
(ii) maintain a minimum net worth as defined in the agreement. In addition, under this operating agreement, Great Dane is liable to the purchaser for 50% of losses incurred in connection with the realization of certain new receivables financed by the purchaser subsequent to the sale of Finance subject to certain maximums. Failure to comply with these requirements of the agreement would result in Great Dane having to repay the purchaser varying amounts reducing to $5 million during the year ending September 8, 1996. At December 31, 1993, Great Dane was in compliance with the provisions of the operating agreement.

    In addition, the Company's installment notes are payable to Finance. At December 31, 1993, the Company was directly liable for the installment notes and has guaranteed the realization of receivables of approximately $4.8 million in connection with the sale of Finance and is partially responsible for the realization of new receivables of approximately $121.3 million financed by the purchaser under the operating agreement subject to certain maximums. In addition to Great Dane's guarantee, these receivables are also collateralized by a security interest in the respective trailers originally sold by Great Dane. A loss reserve of $3.1 million, for potential losses that may be incurred on the ultimate realization of these receivables, is included in other accrued liabilities in the December 31, 1993, consolidated balance sheet.

    To secure certain obligations, the Company and its subsidiaries had outstanding letters of credit aggregating approximately $9.3 million at December 31, 1992, and $3.4 million at December 31, 1993, which letters of credit were fully secured by cash deposits included in other assets in the consolidated balance sheets. In addition, Great Dane has standby letters of credit aggregating approximately $7.5 million outstanding at December 31, 1993.

    The Company and its subsidiaries lease real estate and equipment. Certain leases are renewable and provide for monthly rentals, real estate taxes and other operating expenses. The Company believes that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Rental expense under operating leases was approximately $3.6 million in 1991, $3.8 million in 1992 and $4.8 million in 1993. Minimum rental obligations for all noncancelable operating leases at December 31, 1993 are as follows: $2.9 million in 1994, $2.7 million in 1995, $2.6 million in 1996, $2.5 million in 1997, $2.4 million in 1998 and $16.5 million thereafter.

    Management believes that none of the above legal actions, guarantees or commitments will have a material adverse effect on the Company's consolidated financial position.

NOTE I -- RETIREMENT PLANS
    The Company and its subsidiaries have defined benefit pension plans applicable to substantially all employees. The contributions to these plans are based on computations by independent actuarial consultants. The Company's general funding policy is to contribute amounts required to maintain funding standards in accordance with the Employee Retirement Income Security Act. Employees' benefits are based on years of service and the employees' final average earnings, as defined by the plans.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE I -- RETIREMENT PLANS (CONTINUED)
    Net periodic pension cost includes the following components (dollars in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                                        -------------------------------
                                                                          1991       1992       1993
                                                                        ---------  ---------  ---------
Service cost -- benefits earned (normal cost).........................  $   1,527  $   1,473  $   1,752
Interest on projected benefit obligation..............................      3,404      3,565      3,972
Return on investments.................................................     (2,761)    (2,718)    (2,867)
Net amortization and deferral.........................................        322        129        328
Curtailment loss......................................................        456     --         --
                                                                        ---------  ---------  ---------
Net periodic pension cost charged to expense..........................  $   2,948  $   2,449  $   3,185
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    During 1991, as a result of the effect of the continued economic recession on the automotive industry, the number of active pension plan participants in one of the subsidiaries' defined benefit plans was substantially reduced during 1991, resulting in a $0.5 million curtailment loss.

    Gains and losses and prior service cost are amortized over periods ranging from seven to fifteen years. Other assumptions used in the calculation of the actuarial present value of the projected benefit obligation were as follows:

                                                                        1991 AND 1992       1993
                                                                       ---------------  -------------
Discount rate........................................................      8 1/4%          7 1/2%
Rate of increase in compensation levels..............................      4% - 5%       4% - 4 1/4%
Long-term rate of return on assets...................................    5% - 9 1/2%     5% - 9 1/2%

    The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets (dollars in thousands):

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1992        1993
                                                                              ----------  ----------
Actuarial present value of benefit obligations:
  Vested benefit obligations................................................  $   37,181  $   41,846
                                                                              ----------  ----------
                                                                              ----------  ----------
  Accumulated benefit obligation............................................  $   39,503  $   44,731
                                                                              ----------  ----------
                                                                              ----------  ----------
Plan assets (principally guaranteed investment contracts with insurance
 companies).................................................................  $   33,191  $   37,174
Projected benefit obligation................................................      46,771      54,568
                                                                              ----------  ----------
Projected benefit obligation in excess of plan assets.......................     (13,580)    (17,394)
Unrecognized prior service cost.............................................         963       1,115
Unrecognized net loss.......................................................       1,046       6,177
Minimum liability...........................................................      (1,722)     (1,450)
Unrecognized net obligation at transition...................................       2,048       1,819
                                                                              ----------  ----------
Pension liability recognized in the balance sheets..........................     (11,245)     (9,733)
Less Noncurrent liability...................................................       6,857       6,442
                                                                              ----------  ----------
Current pension liability...................................................  $   (4,388) $   (3,291)
                                                                              ----------  ----------
                                                                              ----------  ----------

    Relative positions and undertakings in multiemployer pension plans covering certain of the Partnership's employees are not presently determinable.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE I -- RETIREMENT PLANS (CONTINUED)
    Expense related to defined contribution plans, which is based on a stipulated contribution for hours worked or employee contributions, approximated $0.4 million in 1991, $0.5 million in 1992 and $0.7 million in 1993.

    The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees. The Company's policy is to fund the cost of medical benefits as paid. Prior to 1993, the Company recognized expense in the year the benefits were provided. The amount charged to expense for these benefits was approximately $2.0 million in 1991 and $2.5 million in 1992. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the cost of providing postretirement benefits, including medical and life insurance coverage, during the active service period of the employee. The Company recorded a charge of $29.7 million (net of taxes of $16.5 million), or $1.78 per share, during 1993 to reflect the cumulative effect of this change in accounting principle.

    The following table sets forth the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1993 (in thousands):

Accumulated postretirement obligation:
  Retirees...............................................................  $ (34,040)
  Fully eligible active plan participants................................     (4,319)
  Other active plan participants.........................................    (11,218)
                                                                           ---------
                                                                             (49,577)
  Unrecognized net loss..................................................      1,119
  Unrecognized prior service cost........................................     (3,432)
                                                                           ---------
  Accrued postretirement benefit liability recorded in balance sheet.....    (51,890)
  Less Noncurrent portion................................................     49,609
                                                                           ---------
  Current portion of postretirement benefit liability....................  $  (2,281)
                                                                           ---------
                                                                           ---------

    Net periodic postretirement benefit cost for the year ended December 31, 1993, includes the following components (in thousands):

Service cost...............................................................  $     634
Interest cost..............................................................      3,888
                                                                             ---------
                                                                             $   4,522
                                                                             ---------
                                                                             ---------

    The health care cost trend rate ranges from 13.6% down to 5.0% over the next 14 years and remains level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $4.0 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993.

    The effect of adopting SFAS No. 106 decreased 1993 pre-tax income by $2.0 million as compared to 1992.

NOTE J -- MINORITY EQUITY
    On April 11, 1991, ELIC was placed in conservatorship. In accordance with the provisions of the Partnership Agreement, the Partnership continues, but ELIC's interest in the Partnership and rights under the Partnership Agreement are limited to the right to receive the balance of its capital account as calculated

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE J -- MINORITY EQUITY (CONTINUED)

and on the terms set forth in the Partnership Agreement. For financial reporting purposes, partnership earnings had previously been allocated to ELIC's capital account based on book income and the minority equity amount was calculated accordingly (the "GAAP Capital Account Amount"). The Partnership Agreement, however, provides for allocations of the partnership earnings to ELIC's capital account on a basis that differs from book income and calculation of the minority equity amount thereunder is to be made accordingly (the "Partnership Agreement Capital Account Amount"). Because the provisions of the Partnership Agreement require that ELIC's capital account be fixed and calculated as of April 11, 1991, minority equity for the year ended December 31, 1991, includes a $2.3 million credit representing the adjustment of ELIC's capital account from the GAAP Capital Account Amount as of April 11, 1991, to the Partnership Agreement Capital Account Amount as of the same date (the "Final Capital Account"). The Final Capital Account, which totaled $40.1 million at December 31, 1993, is being paid out in level quarterly installments of $0.9 million, including interest at 7% per annum, through the year 2013.

NOTE K -- INCOME TAXES
    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years financial statements have not been restated. The Company recorded a charge of $16.9 million, or $1.00 per share, during 1993 to reflect the cumulative effect of this change in accounting principle. Application of FAS 109 decreased 1993 pre-tax income by approximately $1.5 million primarily because of FAS 109's requirement to record assets acquired in prior business combinations at pre-tax amounts. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows (dollars in thousands):

Deferred tax liabilities:
  Property, plant and equipment...........................................  $  31,646
  Finance lease receivables...............................................        517
  Debenture discount......................................................      4,647
  Intangible assets.......................................................      5,249
  Inventory...............................................................      3,624
  Other...................................................................        645
                                                                            ---------
                                                                               46,328
Deferred tax assets:
  Other postretirement benefits...........................................     18,961
  Pension.................................................................      3,377
  Reserves................................................................     10,986
  Bad debt reserve........................................................      1,601
  Other...................................................................      5,555
                                                                            ---------
                                                                               40,480
Valuation allowance.......................................................     (1,000)
                                                                            ---------
                                                                               39,480
                                                                            ---------
Net Deferred Tax Liabilities..............................................  $   6,848
                                                                            ---------
                                                                            ---------

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE K -- INCOME TAXES (CONTINUED)
    The components of income tax benefit (expense) before extraordinary items are as follows (dollars in thousands):

                                                                           YEAR ENDED DECEMBER 31,
                                                                       --------------------------------
                                                                                             LIABILITY
                                                                         DEFERRED METHOD       METHOD
                                                                       --------------------  ----------
                                                                         1991       1992        1993
                                                                       ---------  ---------  ----------
Current taxes:
  Federal............................................................  $   9,261  $  (3,296) $  (10,244)
  State..............................................................       (732)    (1,702)     (4,025)
                                                                       ---------  ---------  ----------
                                                                           8,529     (4,998)    (14,269)
  Deferred taxes.....................................................     (3,288)     4,311       8,512
                                                                       ---------  ---------  ----------
  Income tax benefit (expense).......................................  $   5,241  $    (687) $   (5,757)
                                                                       ---------  ---------  ----------
                                                                       ---------  ---------  ----------

    The components of the deferred tax benefit (expense) are as follows (dollars in thousands):

                                                                                  YEAR ENDED DECEMBER
                                                                                          31,
                                                                                  --------------------
                                                                                    1991       1992
                                                                                  ---------  ---------
Tax depreciation less than (in excess of) book depreciation.....................  $  (2,215) $   1,742
Finance leases..................................................................        (17)       (37)
Deferred compensation...........................................................         (4)        (1)
Inventory reserves..............................................................         15        505
Financing costs.................................................................        (22)       (75)
Warranty reserves...............................................................         17         22
Other reserves..................................................................       (660)       602
Partnership allocation..........................................................      1,485      1,469
Alternative minimum tax.........................................................     (2,223)    --
Other...........................................................................        336         84
                                                                                  ---------  ---------
Deferred tax benefit (expense)..................................................  $  (3,288) $   4,311
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Income tax benefit (expense) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes and extraordinary items. The reasons for these differences are as follows (dollars in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                                        -------------------------------
                                                                                              LIABILITY
                                                                          DEFERRED METHOD      METHOD
                                                                        --------------------  ---------
                                                                          1991       1992       1993
                                                                        ---------  ---------  ---------
Computed expected tax benefit (expense)...............................  $  10,964  $   2,335  $  (3,192)
(Increase) decrease in taxes resulting from:
  State income taxes, net of federal income tax benefit...............       (483)    (1,123)    (2,616)
  Appraisal depreciation..............................................     (1,033)    (1,024)    --
  Amortization of goodwill and other items............................       (530)      (530)      (643)
  Nontaxable Partnership income.......................................      1,400        574        446
  Increase in tax accruals............................................     (4,527)      (319)    --
  Other...............................................................       (550)      (600)       248
                                                                        ---------  ---------  ---------
Actual tax benefit (expense)..........................................  $   5,241  $    (687) $  (5,757)
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    Income taxes paid totaled $8.6 million in 1991, $3.9 million in 1992 and $13.4 million in 1993.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE L -- EXTRAORDINARY ITEMS
    During 1991, the Company repurchased $66.2 million face value ($58.7 million net carrying value) of the 14 1/2% Subordinated Discount Debentures at an average cost of 36% of face value. Additionally, the Company repurchased $7.6 million face value ($6.8 million net carrying value) of the 12 3/4% Senior Subordinated Debentures at an average cost of 40% of face value. The resulting gain of $23.2 million on these repurchases, net of taxes of $14.8 million, has been classified as an extraordinary item. Upon the completion of the Corporation's 1990 federal income tax return, management elected to treat certain extraordinary gains under an alternative election available under the Internal Revenue Code, which resulted in these gains, on which deferred income taxes had been provided in prior periods, not being subject to tax. This change in estimate had the effect of increasing the extraordinary gain and net income by $8 million in the year ended December 31, 1991 resulting in a total gain of $31.2 million.

NOTE M -- RELATED PARTY TRANSACTIONS
    An officer of Checker is the owner of a taxicab association established in 1988 in the City of Chicago to which both Company affiliated and independent taxi drivers may belong for a fee, and through which the members may obtain automobile liability insurance from the Insurance Subsidiary and other maintenance and rental services. The association purchases services from various Checker operations and reimburses the operations for certain management, general and administrative costs. Amounts received from the association totaled $2.6 million in 1991, $3.3 million in 1992 and $4.4 million in 1993. At December 31, 1993, Checker has guaranteed certain of the association's obligations totaling $0.7 million.

    The Company leases an airplane owned by a corporation of which a director is the sole shareholder. Lease expenses totaled $0.7 million each year in 1991, 1992 and 1993.

    Each of the Company's directors provides consulting services. Annual expenses incurred relating to these consulting services totaled $1.4 million each year in 1991, 1992 and 1993.

NOTE N -- INDUSTRY SEGMENT INFORMATION
    The Company operates in four principal segments:

        TRAILER MANUFACTURING SEGMENT -- Manufacturing and distribution of highway truck trailers.

        AUTOMOTIVE  PRODUCTS  SEGMENT  --  Manufacturing  metal  stampings   and
    assemblies and coordination of related tooling production for motor vehicle manufacturers.

        VEHICULAR OPERATIONS SEGMENT -- Leasing taxicabs.

        INSURANCE  OPERATIONS  SEGMENT  --   Providing  property  and   casualty
    insurance coverage to the Partnership and to outside parties.

    Trailer Manufacturing segment sales to J. B. Hunt totaled approximately $1.2 million in 1991, $50.0 million in 1992 and $92.3 million in 1993.

    Automotive product net sales to General Motors Corporation totaled approximately $80.3 million in 1991, $109.1 million in 1992 and $121.5 million in 1993 (includes accounts receivable and unbilled tooling charges of $5.7 million, $8.9 million and $8.9 million at December 31, 1991, 1992 and 1993, respectively).

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE N -- INDUSTRY SEGMENT INFORMATION (CONTINUED)
    Industry segment data is summarized as follows (dollars in thousands):

                                      TRAILER     AUTOMOTIVE VEHICULAR INSURANCE
                                     MANUFACTURING PRODUCTS OPERATIONS OPERATIONS ELIMINATIONS CONSOLIDATED
                                     ---------    -------   -------   -------   --------    ---------
1991
  Revenues:
    Outside customers.............   $400,196     $84,401   $43,527   $27,142   $ --        $555,266
    Intersegment sales............      --             5     3,635    12,735    (16,375)       --
                                     ---------    -------   -------   -------   --------    ---------
                                     $400,196     $84,406   $47,162   $39,877   $(16,375)   $555,266
                                     ---------    -------   -------   -------   --------    ---------
                                     ---------    -------   -------   -------   --------    ---------
  Operating profit (loss).........   $  7,059     $(4,237)  $7,139    $(2,872)              $  7,089
  Corporate expenses..............                                                            (4,398)
  Interest income:
    Segment.......................      2,255                          6,917                   9,172
    Corporate.....................                                                             2,462
  Interest expense:
    Segment.......................     (8,061)                                                (8,061)
    Corporate.....................                                                           (39,364)
  Other expenses, net.............                                                            (1,078)
  Minority equity.................                                                             1,931
                                                                                            ---------
  Loss before income taxes and
   extraordinary items............                                                          $(32,247)
                                                                                            ---------
                                                                                            ---------
  Identifiable assets.............   $227,551     $67,258   $28,357   $112,016              $435,182
  Partnership assets..............                                                            31,531
  Corporate assets................                                                            14,592
                                                                                            ---------
  Total assets at December 31,
   1991...........................                                                          $481,305
                                                                                            ---------
                                                                                            ---------
  Depreciation and amortization:
    Segment.......................   $  5,910     $4,237    $10,369   $  367                $ 20,883
    Other.........................                                                                48
  Capital expenditures............      3,208      1,190    10,181     1,878                  16,457

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE N -- INDUSTRY SEGMENT INFORMATION (CONTINUED)

                                      TRAILER     AUTOMOTIVE VEHICULAR INSURANCE
                                     MANUFACTURING PRODUCTS OPERATIONS OPERATIONS ELIMINATIONS CONSOLIDATED
                                     ---------    -------   -------   -------   --------    ---------
1992
  Revenues:
    Outside customers.............   $536,336     $112,631  $40,580   $27,186   $ --        $716,733
    Intersegment sales............      --             1     4,043    13,161    (17,205)       --
                                     ---------    -------   -------   -------   --------    ---------
                                     $536,336     $112,632  $44,623   $40,347   $(17,205)   $716,733
                                     ---------    -------   -------   -------   --------    ---------
                                     ---------    -------   -------   -------   --------    ---------
  Operating profit (loss).........   $ 17,590     $11,622   $5,727    $(1,557)              $ 33,382
  Corporate expenses..............                                                            (4,396)
  Interest income:
    Segment.......................      1,168                          6,321                   7,489
    Corporate.....................                                                             1,406
  Interest expense:
    Segment.......................     (5,852)                                                (5,852)
    Corporate.....................                                                           (36,874)
  Other expenses, net.............                                                            (2,023)
                                                                                            ---------
  Loss before income taxes and
   extraordinary items............                                                          $ (6,868)
                                                                                            ---------
  Identifiable assets.............   $230,465     $66,561   $25,516   $117,960              $440,502
  Partnership assets..............                                                            38,712
  Corporate assets................                                                            14,549
                                                                                            ---------
  Total assets at December 31,
   1992...........................                                                          $493,763
                                                                                            ---------
                                                                                            ---------
  Depreciation and amortization:
    Segment.......................   $  6,303     $4,148    $10,099   $  462                $ 21,012
    Other.........................                                                                42
  Capital expenditures............      4,996      1,889    10,412       252                  17,549

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE N -- INDUSTRY SEGMENT INFORMATION (CONTINUED)

                                      TRAILER     AUTOMOTIVE VEHICULAR INSURANCE
                                     MANUFACTURING PRODUCTS OPERATIONS OPERATIONS ELIMINATIONS CONSOLIDATED
                                     ---------    -------   -------   -------   --------    ---------
1993
  Revenues:
    Outside customers.............   $711,862     $127,925  $42,103   $27,436   $ --        $909,326
    Intersegment sales............      --          --       4,346    13,400    (17,746)       --
                                     ---------    -------   -------   -------   --------    ---------
                                     $711,862     $127,925  $46,449   $40,836   $(17,746)   $909,326
                                     ---------    -------   -------   -------   --------    ---------
                                     ---------    -------   -------   -------   --------    ---------
  Operating profit (loss).........   $ 32,381     $15,306   $6,251    $(1,947)  $ --        $ 51,991
  Corporate expense...............                                                            (4,646)
  Interest income:
    Segment.......................        428                          5,877                   6,305
    Corporate.....................                                                             1,091
  Interest expense:
    Segment.......................     (4,811)                                                (4,811)
    Corporate.....................                                                           (36,803)
  Special charge..................                                                            (7,500)
  Other income, net...............                                                             3,494
                                                                                            ---------
  Income before income taxes and
   extraordinary items............                                                          $  9,121
                                                                                            ---------
                                                                                            ---------
  Identifiable assets.............   $259,837     $67,937   $20,493   $116,692              $464,959
  Partnership assets..............                                                            37,701
  Corporate assets................                                                            14,676
                                                                                            ---------
  Total assets at December 31,
   1993...........................                                                          $517,336
                                                                                            ---------
                                                                                            ---------
  Depreciation and amortization...   $  8,280     $4,991    $9,530    $  494                $ 23,295
  Capital expenditures............      7,265      4,728     7,913       100                  20,006

Intersegment sales are accounted for at prices comparable to normal unaffiliated customer sales. Corporate and Partnership assets consist of short-term investments, savings deposits and certain other assets. Insurance Operations identifiable assets for 1991 and 1992 have been restated to reflect the adoption of SFAS No. 113.

NOTE O -- FAIR VALUES OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

    CASH  AND CASH  EQUIVALENTS:   The carrying  amount reported  in the balance
sheet for cash and cash equivalents approximates its fair value.

    FINANCE LEASE RECEIVABLES: The fair values of the Company's finance lease receivables are estimated using discounted cash flow analyses based on current market rates for similar types of financing.

    INDEBTEDNESS:   The  carrying amounts  of  the Company's  notes  payable  to shareholders, Great Dane term loan payable, Great Dane revolving credit line, Partnership term loan payable, equipment term

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993

NOTE O -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED) loan, economic development term loan and line of credit approximate their fair value. The fair values of the Company's 12 3/4% Senior Subordinated Debentures and 14 1/2% Subordinated Discount Debentures are based on quoted market prices. The fair values of the Company's other indebtedness is estimated using discounted cash flow analyses based on current market rates.

    The carrying amounts and fair values of the Company's finance lease receivables and indebtedness at December 31, 1993, are as follows (dollars in thousands):

                                                                        CARRYING AMOUNT   FAIR VALUE
                                                                       -----------------  -----------
Finance lease receivables............................................     $     1,339     $     1,339
Long-term debt and notes payable.....................................     $   296,273     $   300,940

NOTE P -- SELECTED QUARTERLY DATA (UNAUDITED)

                                    1992 QUARTER ENDED                               1993 QUARTER ENDED
                      ----------------------------------------------    ---------------------------------------------
                                              SEPTEMBER    DECEMBER                             SEPTEMBER    DECEMBER
                      MARCH 31     JUNE 30       30           31        MARCH 31     JUNE 30       30           31
                      ---------    --------   ---------    ---------    ---------    --------   ---------    --------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...........   $166,079     $185,070   $177,453     $188,131     $204,933     $225,407   $230,655     $248,331
Gross profit.......     24,437       27,551     26,115       27,760       29,302       33,808     31,126     36,285
Income (loss)
 before accounting
 changes...........     (2,885)         105     (4,307)        (468)        (744)       1,350       (536)     3,294
Accounting
 changes...........      --           --         --           --         (46,626)       --         --          --
Net income
 (loss)............     (2,885)         105     (4,307)        (468)     (47,370)       1,350       (536)     3,294
Income (loss) per
 share:
  Income (loss)
   before
   accounting
   changes.........   $   (.17)    $    .01   $   (.26)    $   (.03)    $   (.04)    $    0.8   $   (.03)    $  .19
  Accounting
   changes.........      --           --         --           --           (2.78)       --         --          --
  Net income
   (loss)..........   $   (.17)    $    .01   $   (.26)    $   (.03)    $  (2.82)    $    .08   $   (.03)    $  .19

NOTE Q -- SUBSEQUENT EVENT
    On October 19, 1994, International Controls Corp. ("ICC") changed its name and its jurisdiction of incorporation through a merger into its wholly-owned subsidiary, Great Dane Holdings Inc. (the "Company"), a Delaware corporation. Each of the outstanding shares of common stock of ICC was converted into a pro rata portion of 1,000 shares of common stock, $1 par value per share, of the Company. As a result of the above, the Company has 3,000 shares of $1 par value common stock authorized and 1,000 shares issued and outstanding. On November 16, 1994, the Company's Board of Directors approved a resolution, subject to shareholder approval, to be effective prior to the consummation of an initial public offering, increasing the number of authorized shares of common stock to 50 million, reducing the par value to $0.01 per share and splitting the shares 16,800 for 1. This resolution also authorized, subject to shareholder approval, 5 million shares of $1 par value preferred stock. All share and per share data and affected amounts have been adjusted to reflect these changes as though they had occurred at the beginning of the earliest period presented.

                         UNAUDITED FINANCIAL STATEMENTS

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                     ASSETS
                                                                                    DECEMBER 31,   SEPTEMBER 30,
                                                                                        1993            1994
                                                                                   --------------  --------------
  Cash and cash equivalents......................................................   $     40,078    $     33,771
  Accounts receivable, less allowance for doubtful accounts of
   $748 (1993) and $1,328 (1994).................................................         75,701         100,180
  Inventories....................................................................         94,112         100,669
  Other current assets...........................................................         11,823          12,240
                                                                                   --------------  --------------
      TOTAL CURRENT ASSETS.......................................................        221,714         246,860
  Property, plant and equipment, net.............................................        122,355         118,274
  Insurance Subsidiary's investments.............................................         90,838          89,302
  Insurance Subsidiary's reinsurance receivable..................................         11,378           8,202
  Cost in excess of net assets acquired, net of accumulated amortization of
   $6,252 (1993) and $7,189 (1994)...............................................         43,743          42,806
  Trademark, net of accumulated amortization of
   $1,750 (1993) and $2,013 (1994)...............................................         11,696          11,433
  Other assets...................................................................         15,612          14,243
                                                                                   --------------  --------------
TOTAL ASSETS.....................................................................   $    517,336    $    531,120
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND SHAREHOLDERS' DEFICIT

  Accounts payable...............................................................   $     77,876    $     83,708
  Notes payable..................................................................          5,000           5,000
  Income taxes payable...........................................................          7,726           9,686
  Accrued compensation...........................................................         15,838          19,480
  Accrued interest...............................................................         11,746           6,224
  Other accrued liabilities......................................................         38,071          45,977
  Current portion of long-term debt..............................................         14,321          40,612
                                                                                   --------------  --------------
      TOTAL CURRENT LIABILITIES..................................................        170,578         210,687
  Long-term debt, excluding current portion:
    Shareholders.................................................................         30,000          30,000
    Other........................................................................        246,952         206,118
                                                                                   --------------  --------------
                                                                                         276,952         236,118
  Insurance Subsidiary's unpaid losses and loss adjustment expenses..............         71,179          69,677
  Unearned insurance premiums....................................................          9,547          13,796
  Deferred income taxes..........................................................          9,803           2,796
  Postretirement benefits other than pensions....................................         49,609          50,703
  Other noncurrent liabilities...................................................         39,053          41,588
  Minority interest..............................................................         40,132          39,839
                                                                                   --------------  --------------
      TOTAL LIABILITIES..........................................................        666,853         665,204
  Shareholders' deficit -- Note A:
    Common stock, par value $.01:
      Authorized 50,000,000 shares
      Outstanding 16,800,000 shares..............................................            168             168
    Additional paid-in capital...................................................         14,832          14,832
    Retained-earnings deficit....................................................        (36,217)        (19,130)
    Unrealized appreciation (depreciation) on Insurance Subsidiary's investments
     in certain debt and equity securities -- Note F.............................             73          (1,581)
    Notes receivable from shareholders...........................................           (625)           (625)
    Amount paid in excess of Checker's net assets................................       (127,748)       (127,748)
                                                                                   --------------  --------------
      TOTAL SHAREHOLDERS' DEFICIT................................................       (149,517)       (134,084)
                                                                                   --------------  --------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT......................................   $    517,336    $    531,120
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                      THREE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                ------------------------------
                                                                                     1993            1994
                                                                                --------------  --------------
Revenues......................................................................  $      230,655  $      256,679
Cost of revenues..............................................................        (199,529)       (217,184)
                                                                                --------------  --------------
GROSS PROFIT..................................................................          31,126          39,495
Selling, general and administrative expense...................................         (20,826)        (26,683)
Interest expense..............................................................         (10,395)        (10,221)
Interest income...............................................................           1,775           1,813
Other income (expense), net...................................................            (340)             13
                                                                                --------------  --------------
INCOME BEFORE MINORITY EQUITY AND INCOME TAXES................................           1,340           4,417
Minority equity...............................................................        --                  (217)
                                                                                --------------  --------------
INCOME BEFORE INCOME TAXES....................................................           1,340           4,200
Income tax expense............................................................          (1,876)         (1,890)
                                                                                --------------  --------------
NET INCOME (LOSS).............................................................  $         (536) $        2,310
                                                                                --------------  --------------
                                                                                --------------  --------------
Weighted average number of shares used in per share computations -- Note A....          16,800          16,800
                                                                                --------------  --------------
                                                                                --------------  --------------
NET INCOME (LOSS) PER SHARE -- NOTE A.........................................  $         (.03) $          .14
                                                                                --------------  --------------
                                                                                --------------  --------------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                       ------------------------
                                                                                          1993         1994
                                                                                       -----------  -----------
Revenues.............................................................................  $   660,995  $   805,981
Cost of revenues.....................................................................     (566,759)    (680,672)
                                                                                       -----------  -----------
GROSS PROFIT.........................................................................       94,236      125,309
Selling, general and administrative expense..........................................      (61,138)     (69,400)
Interest expense.....................................................................      (31,400)     (30,414)
Interest income......................................................................        5,652        5,214
Other income (expense), net..........................................................          (26)         779
Special charge -- Note G.............................................................       (7,500)     --
                                                                                       -----------  -----------
INCOME (LOSS) BEFORE MINORITY EQUITY, INCOME TAXES AND ACCOUNTING CHANGE.............         (176)      31,488
Minority equity......................................................................      --              (420)
                                                                                       -----------  -----------
Income (loss) before income taxes and accounting changes.............................         (176)      31,068
Income tax benefit (expense).........................................................          246      (13,981)
                                                                                       -----------  -----------
INCOME BEFORE ACCOUNTING CHANGES.....................................................           70       17,087
Accounting changes, net of income taxes..............................................      (46,626)     --
                                                                                       -----------  -----------
NET INCOME (LOSS)....................................................................  $   (46,556) $    17,087
                                                                                       -----------  -----------
                                                                                       -----------  -----------
Weighted average number of shares used in per share computations -- Note A...........       16,800       16,800
                                                                                       -----------  -----------
                                                                                       -----------  -----------
Income (loss) per share -- Note A:
  Before accounting changes..........................................................  $         0  $      1.02
  Accounting changes.................................................................        (2.78)     --
                                                                                       -----------  -----------
NET INCOME (LOSS) PER SHARE..........................................................  $     (2.78) $      1.02
                                                                                       -----------  -----------
                                                                                       -----------  -----------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                        ----------------------
                                                                                           1993        1994
                                                                                        ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................................................  $  (46,556) $   17,087
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Accounting changes................................................................      46,626      --
    Depreciation and amortization.....................................................      17,192      16,962
    Deferred income tax benefit.......................................................      (8,717)     (6,381)
    Amortization of cost in excess of net assets acquired.............................         937         937
    Amortization of debt discount.....................................................       1,010       1,175
    Net (gain) loss on sale of property, plant and equipment..........................          82        (483)
    Investment gains..................................................................        (317)       (265)
    Other noncash charges.............................................................       5,491       7,606
    Changes in operating assets and liabilities:
      Accounts receivable.............................................................     (21,203)    (25,124)
      Finance lease receivables.......................................................       3,482       1,484
      Inventories.....................................................................     (10,574)     (6,557)
      Insurance Subsidiary's reinsurance receivable...................................       7,117       3,176
      Other assets....................................................................        (653)     (2,096)
      Accounts payable................................................................       9,882       5,832
      Income taxes....................................................................        (846)      3,060
      Unpaid losses and loss adjustment expenses......................................      (5,387)     (1,502)
      Unearned insurance premiums.....................................................        (289)      4,249
      Postretirement benefits other than pensions.....................................      --           1,094
      Other liabilities...............................................................       9,918       2,012
                                                                                        ----------  ----------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES........................................       7,195      22,266

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..........................................  $  (16,862) $  (13,891)
  Proceeds from disposal of property, plant and equipment and other productive
   assets.............................................................................       2,434       1,493
  Purchase of investments available for sale..........................................      --          (7,420)
  Purchases of investments held to maturity...........................................     (44,820)    (90,176)
  Proceeds from sale of investments available for sale................................      --           2,383
  Proceeds from maturity or redemption of investments held to maturity................      48,614      95,060
  Other...............................................................................         121         409
                                                                                        ----------  ----------
NET CASH FLOW USED IN INVESTING ACTIVITIES............................................     (10,513)    (12,142)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings............................................................       6,963      --
  Repayments of borrowings............................................................     (13,335)    (15,718)
  Return of limited partner's capital.................................................        (665)       (713)
                                                                                        ----------  ----------
NET CASH FLOW USED IN FINANCING ACTIVITIES............................................      (7,037)    (16,431)
                                                                                        ----------  ----------
DECREASE IN CASH AND CASH EQUIVALENTS.................................................     (10,355)     (6,307)
Beginning cash and cash equivalents...................................................      42,199      40,078
                                                                                        ----------  ----------
ENDING CASH AND CASH EQUIVALENTS......................................................  $   31,844  $   33,771
                                                                                        ----------  ----------
                                                                                        ----------  ----------

                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

NOTE A -- SUBSEQUENT EVENT
    On October 19, 1994, International Controls Corp. ("ICC") changed its name and its jurisdiction of incorporation through a merger into its wholly-owned subsidiary, Great Dane Holdings Inc. (the "Company"), a Delaware corporation. Each of the outstanding shares of common stock of ICC was converted into a pro rata portion of 1,000 shares of common stock, $1 par value per share, of the Company. As a result of the above, the Company has 3,000 shares of $1 par value common stock authorized and 1,000 shares issued and outstanding. On November 16, 1994, the Company's Board of Directors approved a resolution, subject to shareholder approval, to be effective prior to the consummation of an initial public offering, increasing the number of authorized shares of common stock to 50 million, reducing the par value to $0.01 per share and splitting the shares 16,800 for 1. This resolution also authorized, subject to shareholder approval, 5 million shares of $1 par value preferred stock. All share and per share data and affected amounts have been adjusted to reflect these changes as though they had occurred at the beginning of the earliest period presented.

NOTE B -- BASIS OF PRESENTATION
    The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information, the instructions to Form 10-Q and Rule 10-01 of
Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In Management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1994, are not necessarily indicative of the results that may be expected for the year ending December 31, 1994. For further information, refer to the audited consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1993.

NOTE C -- PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of Great Dane Holdings Inc. and its subsidiaries, including Checker Motors Co., L.P. (the "Partnership") and the Partnership's wholly-owned subsidiaries, including American Country Insurance Company ("Insurance Subsidiary" or "Country").

NOTE D -- INVENTORIES
    Inventories are summarized below (dollars in thousands):

                                                             DECEMBER 31,   SEPTEMBER 30,
                                                                 1993            1994
                                                            --------------  --------------
Raw materials and supplies................................    $   53,105     $     60,898
Work-in-process...........................................        10,956           20,779
Finished goods............................................        30,051           18,992
                                                            --------------  --------------
                                                              $   94,112     $    100,669
                                                            --------------  --------------
                                                            --------------  --------------

NOTE E -- INCOME TAXES
    The Company's estimated effective tax rate differs from the statutory rate because of state income taxes as well as the impact of the reporting of certain income and expense items in the financial statements which are not taxable or deductible for income tax purposes. The values of assets and liabilities acquired in a transaction accounted for as a purchase are recorded at estimated fair values which result in an increase in the net asset value over the tax basis for such net assets.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

NOTE F -- ACCOUNTING CHANGES
    Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of total shareholders' deficit was decreased by $1.4 million (net of $0.8 million in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

    Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this SFAS did not affect net income. In accordance with this Statement, prior period financial statements have not been restated to reflect the change in accounting principle.

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company recorded a charge of $29.7 million (net of taxes of $16.5 million), or $1.78 per share, during the quarter ended March 31, 1993 to reflect the cumulative effect of this change in accounting principle.

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recorded a charge of $16.9 million, or $1.00 per share, during the quarter ended March 31, 1993, to reflect the cumulative effect of this change in accounting principle.

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts". Because of the type of insurance contracts the Company's Insurance Subsidiary provides, the adoption of this statement had no impact on earnings; however, it requires the disaggregation of various balance sheet accounts.

NOTE G -- CONTINGENCIES
    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming the Company, together with three prior subsidiaries of the Company, as defendants in Case No. CV89-119MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of the Company formerly conducted business operations. On December 22, 1993, the Company entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, the Company will pay Boeing $12.5 million over the course of five years, at least $5 million of which has been committed by certain insurance companies in the form of cash or irrevocable letters of credit. In accordance with the settlement agreement, Boeing's claims against the Company and the three former subsidiaries have been dismissed with prejudice and Boeing has released and indemnified the Company with respect to certain claims. The Company recorded a $7.5 million pre-tax special charge in connection with this matter.

    On March 4, 1992, Checker received notice that the Insurance Commissioner of the State of California, as Conservator and Rehabilitator of Executive Life Insurance Company of California ("ELIC"), a limited partner of the Partnership, had filed an Amendment to the Application for Order of Conservation filed in Superior Court of the State of California for the County of Los Angeles (the "Court"). The amendment seeks to add to the Order, dated April 11, 1991, Checker, the Partnership and Checker Holding Corp. III ("Holding III"), a limited partner of the Partnership. The amendment alleges that the action by Checker invoking provisions of the Partnership Agreement that alter ELIC's rights in the Partnership upon the occurrence of certain events is improper and constitutes an impermissible forfeiture of ELIC's interest in the Partnership and a breach of fiduciary duty to ELIC. The amendment seeks (a) a declaration of the rights of the parties in the Partnership and (b) damages in an unspecified amount. The Partnership believes that it has meritorious defenses to the claims of ELIC. On April 15, 1994, the

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

NOTE G -- CONTINGENCIES (CONTINUED)
Company and the Conservator entered into a letter agreement pursuant to which the Company agreed to purchase ELIC's interest in the Partnership for $37 million. The letter agreement has been approved by the Court. If the purchase has not been consummated prior to January 21, 1995, ELIC will be readmitted as a partner. If ELIC was readmitted as a partner, minority interest would have been approximately $3.0 million higher as of September 30, 1994, as a result of a corresponding charge to minority equity in the income statement.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary.............................    3
Risk Factors...................................    9
Use of Proceeds................................   11
Dividend Policy................................   12
Capitalization.................................   13
Dilution.......................................   14
Selected Consolidated Financial Data...........   15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................   16
Business.......................................   20
Management.....................................   33
Certain Relationships and Related
 Transactions..................................   41
Ownership of Common Stock......................   41
Description of Capital Stock...................   42
Shares Eligible for Future Sale................   43
Underwriting...................................   44
Legal Matters..................................   45
Experts........................................   45
Available Information..........................   45
Index to Financial Statements..................  F-1

                                5,700,000 SHARES

                                   GREAT DANE
                                 HOLDINGS INC.

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               ALEX. BROWN & SONS
       INCORPORATED

                               SMITH BARNEY INC.

                                           , 1994

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee.................................................  $  33,906
NASD Filing Fee..................................................     10,333
Listing Fees.....................................................     50,000
Legal Fees and Expenses..........................................
Blue Sky Fees and Expenses.......................................
Accounting Fees and Expenses.....................................
Printing and Engraving Expenses..................................
Transfer Agent and Registrar Fees................................
Miscellaneous....................................................
                                                                   ---------
    Total........................................................  $
                                                                   ---------
                                                                   ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law ("DGCL") and Article EIGHTH of the Certificate of Incorporation of Holdings provide for indemnification of the directors and officers of the Registrant in a variety of circumstances which may include liabilities under the Securities Act of 1933, as amended (the "Act").

    Article EIGHTH of the Certificate of Incorporation of Holdings provides:

    EIGHTH. Any person who was or is a party or is threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the Corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article EIGHTH. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article EIGHTH shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the By-laws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provision of law, or otherwise.

    The general effect of the provisions in the Holdings' Certificate of Incorporation and the DGCL is to provide that Holdings shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of Holdings. With respect to legal proceedings by or in the right of Holdings in which a director or officer is adjudged liable for improper performance of his duty to Holdings or another enterprise which such person served in a similar capacity at the request of Holdings, indemnification is limited by such provisions to that amount which is permitted by the court.

    In addition, the Company and/or its subsidiaries have entered into employment agreements with David R. Markin, Jay H. Harris, Willard R. Hillebrand and Jeffrey Feldman which require the Company to indemnify Messrs. Markin, Harris and Feldman against certain liabilities that may arise by reason of their status or service as directors or officers of, or consultants to, the Company or its subsidiaries (other than liabilities arising from gross negligence or willful misconduct) to the full extent permitted by law. Holdings has also entered into indemnification agreements with its officers and directors.

    [Reference is made to Section of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, which provides for indemnification of the directors and officers of the Registrant who sign the Registration tatement by the Underwriters against certain liabilities, including those arising under the Securities Act, in certain circumstances.]

ITEM 15.  RECENT ISSUANCES OF UNREGISTERED SECURITIES.

    In October 1994 International Controls Corp., a Florida corporation ("International Controls") merged with and into the Registrant, its wholly-owned subsidiary for the purpose of reincorporating in Delaware. Each share of common stock held by the four shareholders of International Controls was cancelled and converted into the right to receive a pro rata portion of the 1,000 shares of Common Stock of the Registrant then outstanding. Prior to consummation of this offering, each share of Common Stock of the Registrant will be split 16,800 for 1, resulting in 16,800,000 shares outstanding prior to the Offering.

    The issuances referenced were not sales of securities, but if characterized as sales, would be entitled to the exemption from registration set forth in
Section 4(2) of the Securities Act relating to sales not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement.*
     3.1   Certificate of Incorporation of Holdings.**
     3.2   By-Laws of Holdings.**
     4.1   Form of Indenture between International Controls Corp. ("International Controls") and First
            Fidelity Bank, National Association ("First Fidelity"), New Jersey, as Trustee relating the
            12 3/4% Senior Subordinated Debentures due August 1, 2001 of International Controls (incorporated herein by reference to Exhibit 4.1 to Registration Statement No. 33-7212 filed with the Securities and Exchange Commission on July 15, 1986).
     4.2   First Supplemental Indenture relating to the 12 3/4% Senior Subordinated Debentures due August 1,
            2001 of International Controls dated as of October 19, 1994 among International Controls, the
            Registrant and First Fidelity.**
     4.3   Form of Indenture between International Controls and Midlantic National Bank ("Midlantic"), as
            Trustee, relating to the 14 1/2% Subordinated Discount Debentures due January 1, 2006 of
            International Controls (incorporated herein by reference to Exhibit 4.1 to Registration Statement
            No. 33-1788 filed with the Securities and Exchange Commission on November 26, 1985).
     4.4   First Supplemental Indenture relating to the 14 1/2% Subordinated Discount Debentures due January
            1, 2006 of International Controls, dated October 19, 1994 among International Controls, the
            Registrant and Midlantic.**
     4.5   Form of Common Stock Certificate.*
     4.6   Great Dane Holdings Inc. 1994 Stock Option Plan.**

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
     4.7   Agreement to furnish additional documents upon request by the Securities and Exchange Commission
            (incorporated herein by reference to Exhibit 4.3 to International Controls' Annual Report on Form
            10-K for the year ended December 31, 1989 (the "1989 10-K")).
     5.1   Opinion of Hutton Ingram Yuzek Gainen Carroll & Bertolotti regarding the legality of the securities being registered.*
    10.1   Amended and Restated Agreement of Limited Partnership of Checker L.P. (incorporated herein by reference to Exhibit 10.17 to the 1989 10-K).
    10.2   Amendment, dated July 28, 1989, to Amended and Restated Agreement of Limited Partnership of Checker
            L.P. (incorporated herein by reference to Exhibit 19.1 to International Controls' Annual Report on
            Form 10-K for the year ended December 31, 1991 (the "1991 10-K")).
    10.3   Amendment, dated June 25, 1991, to Amended and Restated Agreement of Limited Partnership of Checker
            L.P. (incorporated herein by reference to Exhibit 19.2 to the 1991 10-K).
    10.4   Amended and Restated Employment Agreement, dated as of November 1, 1985, between Checker L.P. (as successor to Motors) and David R. Markin ("Markin Employment Agreement") (incorporated herein by reference to Exhibit 10.18 to the 1989 10-K).
    10.5   Amendment, dated as of March 4, 1992, to Markin Employment Agreement (incorporated herein by reference to Exhibit 10.3 to the 1991 10-K).
    10.6   Extension, dated July 12, 1993, of Markin Employment Agreement (incorporated herein by reference to
            Exhibit 10.6 of International Controls' Annual Report on Form 10-K for the year ended December 31,
            1993 (the "1993 10-K")).
    10.7   Amended and Restated Employment Agreement, dated as of June 1, 1992, between Checker L.P. and
            Jeffrey Feldman (incorporated herein by reference to Exhibit 28.2 of International Controls'
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (the "June 1992 10-Q").
    10.8   Stated Benefit Salary Continuation Agreement (incorporated herein by reference to Exhibit 10.21 to the 1989 10-K).
    10.9   Employment Agreement, dated as of July 1, 1992, between International Controls and Jay H. Harris
            (incorporated herein by reference to Exhibit 28.1 to the June 1992 10-Q) (the "Harris Employment
            Agreement").
    10.10  Amendment, dated April 6, 1994, to Harris Employment Agreement.**
    10.11  Loan and Guaranty Agreement, dated September 17, 1992, by and among Checker L.P., Motors, SCSM and
            NBD Bank, N.A. (the "Loan Agreement") (incorporated herein by reference to Exhibit 28.1 to
            International Controls' Quarterly Report on Form 10-Q for the quarter ended September 30, 1992
            (the "September 1992 10-Q")).
    10.12  First Amendment, dated as of November 1, 1993, to the Loan Agreement.**
    10.13  Credit and Guaranty Agreement, dated as of August 1, 1989, by and among SCSM, Motors, Checker L.P.
            and NBD Bank, N.A. (the "Credit Agreement") (incorporated herein by reference to Exhibit 10.10 to the 1992 10-K).
    10.14  First Amendment, dated as of June 1, 1990, to the Credit Agreement (incorporated herein by reference to Exhibit 10.11 of the 1992 10-K).
    10.15  Second Amendment, dated as of January 2, 1991, to the Credit Agreement (incorporated herein by reference to Exhibit 10.12 of the 1992 10-K).
    10.16  Third Amendment, dated as of November 1, 1993, to the Credit Agreement.**

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
    10.17  Supplemental Agreement, dated as of April 20, 1992, among SCSM, Motors, Checker L.P. and NBD Bank,
            N.A. (incorporated herein by reference to Exhibit 10.13 of the 1992 10-K).
    10.18  Second Supplemental Agreement, dated as of September 17, 1992, among SCSM, Motors, Checker L.P. and
            NBD Bank, N.A. (incorporated herein by reference to Exhibit 28.2 of the June 1991 10-Q).
    10.19  Lease, dated December 1, 1988, between SCSM and Park Corporation (incorporated herein by reference to Exhibit 10.25 to the 1989 10-K).
    10.20  Loan and Security Agreement dated as of March 21, 1990, by and among Great Dane, Great Dane
            Trailers Nebraska, Inc., Great Dane Trailers Tennessee, Inc., Great Dane Los Angeles, Inc.,
            certain lending institutions and Security Pacific Business Credit Inc., as Agent (the "Security
            Pacific Agreement") (incorporated herein by reference to Exhibit 10.26 to the 1989 10-K).
    10.21  First Amendment, dated as of March 30, 1990, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 19.3 to the 1991 10-K).
    10.22  Second Amendment, dated as of April 30, 1990, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 19.4 to the 1991 10-K).
    10.23  Third Amendment, dated as of August 14, 1990, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 19.5 to the 1991 10-K).
    10.24  Fourth Amendment, dated as of February 28, 1991, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 19.6 to the 1991 10-K).
    10.25  Waiver and Fifth Amendment, dated as of September 3, 1991, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 19.7 to the 1991 10-K).
    10.26  Waiver, Consent and Sixth Amendment, dated April 30, 1992, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 28 to International Controls' Quarterly Report on
            Form 10-Q for the quarter ended March 31, 1992).
    10.27  Seventh Amendment, dated as of July 10, 1992, to the Security Pacific Agreement (incorporated herein by reference to the June 1992 10-Q).
    10.28  Eighth Amendment, dated as of February 19, 1993, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 10.24 of the 1992 10-K).
    10.29  Waiver, Consent and Ninth Amendment, dated March 26, 1993, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 10.29 of the 1992 10-K).
    10.30  Tenth Amendment, dated as of November 29, 1993, to the Security Pacific Agreement.**
    10.31  Eleventh Amendment, dated as of March 11, 1994, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 10.1 to International Controls' Quarterly Report on Form 10-Q for
            the quarter ended March 31, 1994).
    10.32  Assumption Agreement dated as of August 1, 1989, by and between Motors and the West Virginia
            Economic Development Authority (incorporated herein by reference to Exhibit 10.12 to International
            Controls' Annual Report on Form 10-K for the year ended December 31, 1990).
    10.33  Agreement, dated as of September 1, 1991, between Checker L.P. and Jerry E. Feldman (incorporated herein by reference to Exhibit 10.12 to the 1991 10-K).
    10.34  Form of Checker Motors Corporation Excess Benefit Retirement Plan, effective January 1, 1983
            (incorporated herein by reference to Exhibit 19.9 to the 1991 10-K).
    10.35  Amended and Restated License Agreement, dated December 30, 1992, between Motors and Checker Taxi
            Association, Inc. (incorporated herein by reference to Exhibit 10.28 of the 1992 10-K).

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
    10.36  Employment Agreement, dated as of January 1, 1994, between Holdings and David R. Markin.**
    10.37  Employment Agreement, dated as of November 4, 1991, between Great Dane and Willard R. Hildebrand.**
    10.38  Settlement Agreement, dated as of June 21, 1994, among John Garamendi, as Insurance Commissioner of the State of California, Base Assets Trust, Checker L.P., Motors, Checker Holding Corp. III and
            Holdings.**
    10.39  Form of Indemnification Agreement.**
    10.40  Sale, Installation and Technical Assistance Agreement, dated November 14, 1983, between Graaff KG and Great Dane Trailers, Inc.**
    10.41  Form of Great Dane Trailers, Inc. Supplemental Retirement Income Plan, effective January 1, 1994.**
    10.42  [Intentionally Left Blank]
    10.43  Amended and Restated Operating Agreement, dated as of August 31, 1988, between Associates
            Commercial Corporation (as successor to Great Dane Finance Company) and Great Dane Trailers, Inc.
            (the "Associates Agreement").**
    10.44  Amendment, dated February 7, 1994, to the Associates Agreement.**
    10.45  Amendment, dated May 18, 1994, to the Associates Agreement.**
    21.1   Subsidiaries of Registrant.**
    23.1   Consent of Ernst & Young LLP.**
    23.2   Consent of Hutton Ingram Yuzek Gainen Carroll & Bertolotti -- see Exhibit 5.1.
    24.1   Power of Attorney (appears on signature page of this Registration Statement).
    27.1   Financial Data Schedule.**
    28.1   Schedule P of Annual Statements provided by Country to Illinois Regulatory Authorities
            (incorporated herein by reference to Exhibit 28.1 of Registrant's Registration of Securities of
            Successor Issues on Form 8-B filed with the Commission on October 24, 1994).

- --------------
 * To be filed by amendment
** Filed herewith

    (b) Financial Statement Schedules

    The following financial statement schedules are filed as part of the Registration Statement:

Report of Independent Auditors -- Great Dane Holdings Inc......................................        S-2
  Schedule I     --      Marketable Securities -- Other Investments............................        S-3
 Schedule II     --      Amounts Receivable from Related Parties and Underwriters, Promoters
                         and Employees Other Than Related Parties..............................        S-6
Schedule III     --      Condensed Financial Information of Registrant.........................        S-7
 Schedule IV     --      Indebtedness of and to Related Parties -- Not Current.................       S-10
    Schedule     --      Valuation and Qualifying Accounts.....................................
        VIII                                                                                          S-11
 Schedule IX     --      Short-Term Borrowings.................................................       S-12
  Schedule X     --      Supplemental Income Statement Information.............................       S-13
Schedule XIV     --      Supplemental Information Concerning Property-Casualty Insurance
                         Operations............................................................       S-14

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes as follows:

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 17, 1994.

                                          GREAT DANE HOLDINGS INC.

                                          By: ________/s/_DAVID R. MARKIN_______
                                                      David R. Markin,
                                               President and Chief Executive
                                                           Officer

                                              Executed  in  City  of  New  York,
                                              State of New York

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints each of the other persons whose signature appears below and Jay H. Harris and each of them, with the power to act without the others, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

GREAT DANE HOLDINGS INC.:

            /s/ALLAN R. TESSLER               Chairman of the Board       November 17, 1994
              Allan R. Tessler

             /s/DAVID R. MARKIN               President, Chief Executive  November 17, 1994
              David R. Markin                  Officer and Director
                                               (Principal Executive
                                               Officer)

             /s/MARLAN R. SMITH               Treasurer (Principal        November 17, 1994
              Marlan R. Smith                  Financial and Accounting
                                               Officer)

            /s/MARTIN L. SOLOMON              Vice Chairman of the Board  November 17, 1994
             Martin L. Solomon                 and Secretary

          /s/WILMER J. THOMAS, JR.            Vice Chairman of the Board  November 17, 1994
           Wilmer J. Thomas, Jr.

                     INDEX TO FINANCIAL STATEMENT SCHEDULES
                   COVERED BY REPORTS OF INDEPENDENT AUDITORS

Report of Independent Auditors -- Great Dane Holdings Inc......................................        S-2
   Schedule I     --      Marketable Securities -- Other Investments...........................        S-3
  Schedule II     --      Amounts Receivable from Related Parties and Underwriters, Promoters
                          and Employees Other Than Related Parties.............................        S-6
 Schedule III     --      Condensed Financial Information of Registrant........................        S-7
  Schedule IV     --      Indebtedness of and to Related Parties -- Not Current................       S-10
Schedule VIII     --      Valuation and Qualifying Accounts....................................       S-11
  Schedule IX     --      Short-Term Borrowings................................................       S-12
   Schedule X     --      Supplementary Income Statement Information...........................       S-13
 Schedule XIV     --      Supplemental Information Concerning Property -- Casualty Insurance
                          Operations...........................................................       S-14

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

The following report is in the form that will be signed upon the completion of the 16,800 to 1 stock split as described in Note Q to the consolidated financial statements.

                                          ERNST & YOUNG LLP

Kalamazoo, Michigan
November 16, 1994

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Great Dane Holdings Inc.

    We have audited the consolidated financial statements of Great Dane Holdings Inc. (formerly International Controls Corp.) and subsidiaries as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, and have issued our report thereon dated March 1, 1994, except for Note Q as to which the date is November 16, 1994 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Kalamazoo, Michigan
March 1, 1994, except for Note Q as to
which the date is November 16, 1994

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
            SCHEDULE I -- MARKETABLE SECURITIES -- OTHER INVESTMENTS
                               DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                     COL. A                            COL. B          COL. C       COL. D          COL. E
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
                                                                                               AMOUNT AT WHICH
                                                                                                EACH PORTFOLIO
                                                                                                  OF EQUITY
                                                      NUMBER OF                                    SECURITY
                                                      SHARES OR                     MARKET     ISSUES AND EACH
                                                      UNITS --                     VALUE OF     OTHER SECURITY
                                                      PRINCIPAL                   EACH ISSUE   ISSUE CARRIED IN
                                                      AMOUNT OF        COST OF    AT BALANCE     THE BALANCE
NAME OF ISSUER AND TITLE OF EACH ISSUE             BONDS AND NOTES   EACH ISSUE   SHEET DATE        SHEET
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
FIXED MATURITIES:
  U. S. Government obligations..................          $  7,320   $    7,267   $    7,559   $       7,276

  Obligations of various state and territorial
   possessions..................................             1,920        1,911        1,959           1,920

  Obligations of political subdivisions of
   states.......................................            10,745       10,748       11,064          10,760

  Special revenue obligations of political
   subdivisions of states.......................             9,290        9,313        9,522           9,304

  Public utility obligations:
    American Telephone & Telegraph..............               850          835          907             837
    Bell South Telecom, Inc.....................             1,000        1,004        1,050           1,003
    Chesapeake & Potomac Telephone &
     Telegraph..................................               532          450          543             455
    Citizen Utilities...........................               500          499          550             499
    Consolidated Edison.........................               550          547          563             548
    Illinois Bell Telephone Company.............               300          287          306             288
    National Rural Utilities....................               400          403          400             400
    New England Telephone & Telegraph...........               400          419          404             419
    New York Telephone Company..................               400          382          412             383
    Northern Telecom, Ltd.......................               350          357          340             356
    Oklahoma Gas & Electric.....................               525          514          560             519
    Pacific Bell................................               500          491          500             492
    Pacific Gas & Electric......................               700          696          728             696
    Potomac Electric Power Company..............               350          343          396             345
    Southwestern Bell Telephone Company.........               550          550          528             550
    Miscellaneous other public utility
     obligations................................             2,036        1,931        2,128           1,956
                                                                     -----------  -----------       --------
  Total public utility obligations..............                     $    9,708   $   10,315   $       9,746
  Industrial and miscellaneous corporate
   obligations:
    Anheuser Busch Company, Inc.................               350          366          403             363
    Associates Corporation of North America.....               755          770          762             759
    Banc One Corporation........................               340          343          412             342
    Bank America Corporation....................               850          881          917             878
    Bankers Trust of New York...................               500          496          531             497
    B. P. America...............................               550          566          629             562
    Cargill Inc.................................               300          302          366             301
    Chevron Capital USA, Inc....................               350          339          382             344
    Citicorp....................................               400          400          405             400

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
     SCHEDULE I -- MARKETABLE SECURITIES -- OTHER INVESTMENTS -- CONTINUED
                               DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                     COL. A                            COL. B          COL. C       COL. D          COL. E
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
                                                                                               AMOUNT AT WHICH
                                                                                                EACH PORTFOLIO
                                                                                                  OF EQUITY
                                                      NUMBER OF                                    SECURITY
                                                      SHARES OR                     MARKET     ISSUES AND EACH
                                                      UNITS --                     VALUE OF     OTHER SECURITY
                                                      PRINCIPAL                   EACH ISSUE   ISSUE CARRIED IN
                                                      AMOUNT OF        COST OF    AT BALANCE     THE BALANCE
NAME OF ISSUER AND TITLE OF EACH ISSUE             BONDS AND NOTES   EACH ISSUE   SHEET DATE        SHEET
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
FIXED MATURITIES -- Continued
  Industrial and miscellaneous corporate
   obligations -- Continued:
    Coca Cola Enterprises.......................          $    500   $      497   $      523   $         498
    Comerica Bank -- Detroit....................               500          500          509             500
    Commercial Credit Group, Inc................               450          442          466             449
    Corestate Capital Corp......................               300          298          303             298
    Dow Capital Corporation.....................               350          350          357             350
    Dow Chemical Company........................               400          399          480             399
    E. I. DuPont DeNemours & Company............               700          658          751             666
    Eastman Kodak Company.......................               450          451          494             451
    Enhance Financial Services..................               900          900          900             900
    European Investment Bank....................               300          303          303             303
    Ford Motor Credit Corporation...............               750          749          779             751
    Gannett Inc. Notes..........................               500          500          490             500
    General Electric Capital Corporation........             1,350        1,454        1,395           1,350
    General Electric Credit Corp................               500          500          500             500
    General Motors Acceptance Corporation.......               500          496          575             497
    General Motors Corporation..................               300          300          306             300
    H. J. Heinz Company.........................               500          499          510             499
    Hertz Corporation...........................               300          300          315             300
    IBM Credit Corporation......................               300          304          301             304
    IBM Corporation.............................               500          496          525             497
    ICI Wilmington, Inc.........................               300          309          321             306
    ITT Financial Corporation...................               400          404          416             400
    J. P. Morgan & Co...........................               700          721          770             712
    The Limited Corporation.....................               650          652          748             652
    Marathon Oil Company........................               600          602          606             600
    Matsushita Electric Inc., Ltd...............               400          400          424             400
    MBIA Inc....................................               450          443          495             443
    Merrill Lynch & Co..........................               300          296          309             299
    Motorola, Inc...............................               300          300          357             300
    Natwest Capital Corporation.................               300          320          363             318
    Pepsico, Inc................................               950          944        1,034             945
    Phillip Morris & Co., Inc...................             1,450        1,450        1,548           1,450
    Pitney Bowes Credit Corporation.............               377          379          420             373
    Ralston Purina Company......................               500          501          540             500
    Republic National Bank, New York............               500          499          505             499
    Salomon, Inc................................               500          502          554             501
    Seagram, Joseph E., & Sons..................               750          768          815             757
    Sears Roebuck & Co..........................               500          530          500             500

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
     SCHEDULE I -- MARKETABLE SECURITIES -- OTHER INVESTMENTS -- CONTINUED
                               DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                     COL. A                            COL. B          COL. C       COL. D          COL. E
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
                                                                                               AMOUNT AT WHICH
                                                                                                EACH PORTFOLIO
                                                                                                  OF EQUITY
                                                      NUMBER OF                                    SECURITY
                                                      SHARES OR                     MARKET     ISSUES AND EACH
                                                      UNITS --                     VALUE OF     OTHER SECURITY
                                                      PRINCIPAL                   EACH ISSUE   ISSUE CARRIED IN
                                                      AMOUNT OF        COST OF    AT BALANCE     THE BALANCE
NAME OF ISSUER AND TITLE OF EACH ISSUE             BONDS AND NOTES   EACH ISSUE   SHEET DATE        SHEET
- ------------------------------------------------  -----------------  -----------  -----------  ----------------
FIXED MATURITIES -- Continued
Industrial and miscellaneous corporate
 obligations -- Continued:
  Shearson Lehman Bros. Bldgs. Inc..............          $    350   $      350   $      350   $         350
  Suntrust Bank, Inc............................               300          304          309             301
  Texaco Capital, Inc...........................               450          451          495             450
  The Funding Corporation.......................               400          409          424             403
  United States Banknote Corp...................               300          300          300             300
  United Technologies...........................               300          304          327             302
  USX Corporation...............................               400          405          372             405
  Wal Mart Stores, Inc..........................             1,150        1,154        1,250           1,155
  Witco Corporation.............................               500          489          575             489
  Xerox Credit Corporation......................               439          422          469             427
  Miscellaneous other industrial and
   miscellaneous corporate obligations..........             8,913        9,068        9,641           8,928
                                                                     -----------  -----------       --------
TOTAL INDUSTRIAL AND MISCELLANEOUS CORPORATE
 OBLIGATIONS....................................                         38,535       40,826          38,223
                                                                     -----------  -----------       --------
TOTAL FIXED MATURITIES..........................                     $   77,482   $   81,245   $      77,229
EQUITY SECURITIES:
  Banks, trusts and insurance companies
   preferred stock..............................     85,000 shares   $    2,136   $    2,221   $       2,221
  Public utilities preferred stock..............     45,340 shares        1,545        1,637           1,637
  Industrial and miscellaneous preferred
   stock........................................    127,314 shares        3,559        3,601           3,601
  Public utilities common stock.................    534,400 shares        1,401        1,536           1,536
  Banks, Trusts and Insurance Companies Common
   Stocks.......................................     24,547 shares          599          537             537
  Industrial and miscellaneous common stock.....    133,951 shares        4,296        4,077           4,077
                                                                     -----------  -----------       --------
TOTAL EQUITY SECURITIES.........................                         13,536       13,609          13,609
                                                                     -----------  -----------       --------
TOTAL INVESTMENTS...............................                     $   91,018   $   94,853   $      90,838
                                                                     -----------  -----------       --------
                                                                     -----------  -----------       --------

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
    SCHEDULE II -- AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS, PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES
                             (DOLLARS IN THOUSANDS)

                COL. A                     COL. B       COL. C                  COL. D                          COL. E
- ---------------------------------------  -----------  -----------  --------------------------------  ----------------------------
                                                                              DEDUCTIONS               BALANCE AT END OF PERIOD
                                                                   --------------------------------
                                         BALANCE AT                      (1)              (2)        ----------------------------
                                          BEGINNING                    AMOUNTS      AMOUNTS WRITTEN      (1)            (2)
            NAME OF DEBTOR                OF PERIOD    ADDITIONS      COLLECTED           OFF          CURRENT      NOT CURRENT
- ---------------------------------------  -----------  -----------  ---------------  ---------------  -----------  ---------------
YEAR ENDED DECEMBER 31, 1991
  David R. Markin (1)..................   $     124    $       0      $       0        $       0      $       0      $     124
  Allan R. Tessler (1).................         167            0              0                0              0            167
  Wilmer J. Thomas, Jr. (1)............         167            0              0                0              0            167
  Martin L. Solomon (1)................         167            0              0                0              0            167
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                          $     625    $       0      $       0        $       0      $       0      $     625
                                                                             --               --
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                         -----------       -----                                          -----          -----
YEAR ENDED DECEMBER 31, 1992
  David R. Markin (1)..................   $     124    $       0      $       0        $       0      $       0      $     124
  Allan R. Tessler (1).................         167            0              0                0              0            167
  Wilmer J. Thomas, Jr. (1)............         167            0              0                0              0            167
  Martin L. Solomon (1)................         167            0              0                0              0            167
  King Cars, Inc. (2)..................           0          398              0                0            398              0
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                          $     625    $     398      $       0        $       0      $     398      $     625
                                                                             --               --
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                         -----------       -----                                          -----          -----
YEAR ENDED DECEMBER 31, 1993
  David R. Markin (1)..................   $     124    $       0      $       0        $       0      $       0      $     124
  Allan R. Tessler (1).................         167            0              0                0              0            167
  Wilmer J. Thomas, Jr. (1)............         167            0              0                0              0            167
  Martin L. Solomon (1)................         167            0              0                0              0            167
  King Cars, Inc. (2)..................         398           24              0                0            422              0
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                          $   1,023    $      24      $       0        $       0      $     422      $     625
                                                                             --               --
                                                                             --               --
                                         -----------       -----                                          -----          -----
                                         -----------       -----                                          -----          -----

- --------------
(1)   Obligation is non-interest bearing demand obligation.

(2) Obligation is a promissory note due on December 31, 1994, bearing a 6.5% interest rate.

                            GREAT DANE HOLDINGS INC.
         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                            DECEMBER 31,
                                                                                     --------------------------
                                                                                         1992          1993
                                                                                     ------------  ------------
Assets:
  Cash and cash equivalents........................................................  $      4,930  $      1,468
  Accounts receivable..............................................................           107           566
  Other current assets.............................................................         3,734         4,345
                                                                                     ------------  ------------
    Total Current Assets...........................................................         8,771         6,379
  Intercompany accounts with subsidiaries..........................................         9,657       --
  Investments in subsidiaries......................................................       110,308        91,388
  Other assets.....................................................................        12,430        16,331
                                                                                     ------------  ------------
Total Assets.......................................................................  $    141,166  $    114,098
                                                                                     ------------  ------------
                                                                                     ------------  ------------

Liabilities and Shareholders' Deficit:
  Accounts payable.................................................................  $        143  $         34
  Income taxes payable (recoverable)...............................................         8,442        (1,702)
  Accrued compensation.............................................................           256           256
  Accrued interest.................................................................        11,467        11,468
  Other accrued liabilities........................................................         3,340         9,565
                                                                                     ------------  ------------
    Total Current Liabilities......................................................        23,648        19,621
  Long-term debt...................................................................       204,360       205,732
  Other noncurrent liabilities.....................................................        19,486        31,713
  Intercompany accounts with subsidiaries..........................................       --              6,622

  Shareholders' deficit:
    Common stock...................................................................           168           168
    Paid-in capital................................................................        14,832        14,832
    Retained earnings (deficit)....................................................         7,045       (36,217)
    Amount paid in excess of Checker's net assets..................................      (127,748)     (127,748)
    Notes receivable from shareholders.............................................          (625)         (625)
                                                                                     ------------  ------------
    Total Shareholders' Deficit....................................................      (106,328)     (149,590)
                                                                                     ------------  ------------
Total Liabilities and Shareholders' Deficit........................................  $    141,166  $    114,098
                                                                                     ------------  ------------
                                                                                     ------------  ------------

                            GREAT DANE HOLDINGS INC.
   SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- CONTINUED
                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1991        1992        1993
                                                                              ----------  ----------  ----------
Selling, general and administrative expenses................................  $   (4,398) $   (4,396) $   (4,646)
Interest expense............................................................     (32,018)    (30,138)    (30,216)
Equity in earnings of subsidiaries..........................................         166      14,959      29,376
Other income (expense)......................................................         857         (99)        211
Special charge..............................................................      --          --          (7,500)
Intercompany income:
  Corporate charges.........................................................       1,008       1,008       1,008
  Interest..................................................................         394         305      --
                                                                              ----------  ----------  ----------
Loss before income taxes, extraordinary items and
 accounting changes.........................................................     (33,991)    (18,361)    (11,767)
Income tax benefit..........................................................       6,985      10,806      15,131
                                                                              ----------  ----------  ----------
Income (loss) before extraordinary items and accounting changes.............     (27,006)     (7,555)      3,364
Extraordinary items, net of income taxes....................................      31,188      --          --
                                                                              ----------  ----------  ----------
Income (loss) before accounting changes.....................................       4,182      (7,555)      3,364
Accounting changes..........................................................      --          --         (46,626)
                                                                              ----------  ----------  ----------
Net Income (Loss)...........................................................  $    4,182  $   (7,555) $  (43,262)
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

                            GREAT DANE HOLDINGS INC.
   SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1991        1992        1993
                                                                              ----------  ----------  ----------
Net cash flow used in operating activities..................................  $  (25,202) $  (20,973) $  (47,640)
Cash flows from investing activities:
  Other.....................................................................      (1,456)       (334)      5,900
                                                                              ----------  ----------  ----------
Net cash flow provided by (used in) investing activities....................      (1,456)       (334)      5,900
Cash flows from financing activities:
  Repayments of debt........................................................     (27,187)     --          --
  Advances from subsidiaries................................................      52,630      21,284      38,278
                                                                              ----------  ----------  ----------
Net cash flow provided by financing activities..............................      25,443      21,284      38,278
                                                                              ----------  ----------  ----------
Decrease in cash and cash equivalents.......................................      (1,215)        (23)     (3,462)
Beginning cash and cash equivalents.........................................       6,168       4,953       4,930
                                                                              ----------  ----------  ----------
Ending cash and cash equivalents............................................  $    4,953  $    4,930  $    1,468
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

The Registrant's subsidiaries declared dividends totaling $13.1 million in 1991, $120.9 million in 1992 and $22 million in 1993. These dividends were declared to offset certain intercompany account balances at the respective dates.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
      SCHEDULE IV -- INDEBTEDNESS OF AND TO RELATED PARTIES -- NOT CURRENT
                             (DOLLARS IN THOUSANDS)

            COL. A                COL. B     COL. C      COL. D    COL. E     COL. F     COL. G      COL. H    COL. I
- ------------------------------  ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                          -- INDEBTEDNESS OF --                       -- INDEBTEDNESS TO --
                                ------------------------------------------  ------------------------------------------
                                BALANCE AT                         BALANCE  BALANCE AT                         BALANCE
NAME OF PERSON                  BEGINNING   ADDITIONS  DEDUCTIONS  AT END   BEGINNING   ADDITIONS  DEDUCTIONS  AT END
- ------------------------------  ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
YEAR ENDED DECEMBER 31, 1991
  David R. Markin.............  $   --      $  --      $   --      $ --     $    7,500  $  --      $   --      $ 7,500
  Martin L. Solomon...........      --         --          --        --          7,500     --          --        7,500
  Allan R. Tessler............      --         --          --        --          7,500     --          --        7,500
  Wilmer J. Thomas, Jr........      --         --          --        --          7,500     --          --        7,500
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                $   --      $  --      $   --      $ --     $   30,000  $  --      $   --      $30,000
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
YEAR ENDED DECEMBER 31, 1992
  David R. Markin.............  $   --      $  --      $   --      $ --     $    7,500  $  --      $   --      $ 7,500
  Martin L. Solomon...........      --         --          --        --          7,500     --          --        7,500
  Allan R. Tessler............      --         --          --        --          7,500     --          --        7,500
  Wilmer J. Thomas, Jr........      --         --          --        --          7,500     --          --        7,500
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                $   --      $  --      $   --      $ --     $   30,000  $  --      $   --      $30,000
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
YEAR ENDED DECEMBER 31, 1993
  David R. Markin.............  $   --      $  --      $   --      $ --     $    7,500  $  --      $   --      $ 7,500
  Martin L. Solomon...........      --         --          --        --          7,500     --          --        7,500
  Allan R. Tessler............      --         --          --        --          7,500     --          --        7,500
  Wilmer J. Thomas, Jr........      --         --          --        --          7,500     --          --        7,500
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                $   --      $  --      $   --      $ --     $   30,000  $  --      $   --      $30,000
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------
                                ----------  ---------  ----------  -------  ----------  ---------  ----------  -------

NOTE:The above amounts relate to amounts loaned to the Company to complete the Holding buyout as described in Note A of the notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                   COL. A                       COL. B               COL. C                 COL. D        COL. E
- --------------------------------------------  -----------  ---------------------------  --------------  -----------
                                                              ADDITIONS CHARGED TO:
                                              BALANCE AT   ---------------------------                  BALANCE AT
                                               BEGINNING      COST AND        OTHER                       END OF
DESCRIPTION                                    OF PERIOD      EXPENSES      ACCOUNTS    DEDUCTIONS(1)     PERIOD
- --------------------------------------------  -----------  --------------  -----------  --------------  -----------
YEAR ENDED DECEMBER 31, 1991:
  Deducted from assets:
    Allowance for doubtful accounts --
     trade..................................   $     808     $      210    $   --       $        (412 ) $      606
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
    Allowance for doubtful accounts --
     finance lease receivables..............  $      842   $         (7  ) $      292   $        (183 ) $      944
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Contract & warranty reserves..............  $   10,796   $      1,274    $   --       $      (3,807 ) $    8,263
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Workers' compensation.....................  $      242   $        836    $   --       $        (813 ) $      265
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Claims....................................  $    2,500   $      1,047    $   --       $        (830 ) $    2,717
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------

YEAR ENDED DECEMBER 31, 1992:
  Deducted from assets:
    Allowance for doubtful accounts --
     trade..................................  $      606   $        183    $   --       $        (166 ) $      623
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
    Allowance for doubtful accounts --
     finance lease receivables..............  $      944   $         52    $   --       $        (317 ) $      679
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Contract & warranty reserves..............  $    8,263   $      3,564    $   --       $      (3,452 ) $    8,375
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Workers' compensation.....................  $      265   $      4,584    $   --       $      (3,008 ) $    1,841
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Claims....................................  $    2,717   $        783    $   --       $        (168 ) $    3,332
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------

YEAR ENDED DECEMBER 31, 1993:
  Deducted from assets:
    Allowance for doubtful accounts --
     trade..................................  $      623   $        234    $   --       $        (109 ) $      748
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
    Allowance for doubtful accounts --
     finance lease receivables..............  $      679   $         52    $   --       $        (572 ) $      159
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Contract & warranty reserves..............  $    8,375   $      5,439    $   --       $      (3,429 ) $   10,385
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Workers' compensation.....................  $    1,841   $      1,200    $   --       $      (1,927 ) $    1,114
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------
  Claims....................................  $    3,332   $      1,103    $   --       $      (1,106 ) $    3,329
                                              -----------       -------         -----   --------------  -----------
                                              -----------       -------         -----   --------------  -----------

- --------------
(1) Reclassification to other reserves and utilization of reserves.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                      SCHEDULE IX -- SHORT-TERM BORROWINGS
                             (DOLLARS IN THOUSANDS)

                  COL. A                      COL. B         COL. C          COL. D        COL. E         COL. F
- ------------------------------------------  -----------  ---------------   -----------   -----------   ------------
                                                                                                         WEIGHTED
                                                                             MAXIMUM       AVERAGE       AVERAGE
                                                                             AMOUNT        AMOUNT        INTEREST
                                            BALANCE AT      WEIGHTED       OUTSTANDING   OUTSTANDING   RATE DURING
     CATEGORY OF AGGREGATE SHORT-TERM         END OF         AVERAGE       DURING THE    DURING THE        THE
                BORROWINGS                    PERIOD      INTEREST RATE      PERIOD       PERIOD(1)     PERIOD(2)
- ------------------------------------------  -----------  ---------------   -----------   -----------   ------------
BANK BORROWINGS:

  Year ended December 31, 1991............   $   4,000           7.00%     $    4,000    $    2,053           8.38%

  Year ended December 31, 1992............       5,000           7.00%          5,000         4,350           6.71%

  Year ended December 31, 1993............       5,000           7.25%          5,000         4,998           7.25%

- --------------
(1) Amount of loan divided by number of days in year, times the number of days outstanding during the year.

(2) Total interest expense during the period divided by the average amount outstanding during the period.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
            SCHEDULE X -- SUPPLEMENTAL INCOME STATEMENT INFORMATION
                             (dollars in thousands)

                                                                             COLUMN B
                                                   -------------------------------------------------------------
                                                        Charged to Continuing Operations' Cost and Expenses
                                                   -------------------------------------------------------------
                    COLUMN A                        December 31, 1991    December 31, 1992    December 31, 1993
- -------------------------------------------------  -------------------  -------------------  -------------------
Maintenance and repairs..........................       $   9,543            $   9,646           $    15,663
                                                          -------              -------              --------

Depreciation and amortization of intangible
 assets, pre-operating costs and similar
 deferrals (1)...................................       $  --                $  --               $   --
                                                          -------              -------              --------

Taxes other than payroll and income taxes (1)....       $  --                $  --               $   --
                                                          -------              -------              --------

Royalties (1)....................................       $  --                $  --               $   --
                                                          -------              -------              --------

Advertising costs (1)............................       $  --                $  --               $   --
                                                          -------              -------              --------

- --------------
(1) Amounts for these expenses are not presented as such amounts are less than 1% of total revenues in the year indicated.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES

    SCHEDULE XIV -- SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY
                              INSURANCE OPERATIONS
                             (dollars in thousands)

            COL. A                 COL. B         COL. C          COL. D          COL. E          COL. F           COL. G
- ------------------------------  ------------  --------------  --------------  --------------  --------------  -----------------
                                               Reserves for
                                                  Unpaid
                                  Deferred        Claims        Discount,
                                   Policy       and Claim        if any,
       Affiliation with         Acquisition     Adjustment     Deducted in       Unearned         Earned       Net Investment
          Registrant               Costs        Expense(1)       Column C      Premiums(2)     Premiums(3)         Income
- ------------------------------  ------------  --------------  --------------  --------------  --------------  -----------------
WHOLLY-OWNED INSURANCE SUBSIDIARY:

Year Ended:

  December 31, 1991...........   $    2,073    $     64,952     $   --          $   11,619      $   39,877        $   7,061
                                ------------  --------------       -------    --------------  --------------        -------
                                ------------  --------------       -------    --------------  --------------        -------
  December 31, 1992...........   $    1,832    $     75,780     $   --          $   10,463      $   40,347        $   8,227
                                ------------  --------------       -------    --------------  --------------        -------
                                ------------  --------------       -------    --------------  --------------        -------
  December 31, 1993...........   $    1,893    $     71,179     $   --          $    9,547      $   40,836        $   7,838
                                ------------  --------------       -------    --------------  --------------        -------
                                ------------  --------------       -------    --------------  --------------        -------

            COL. A                     COL. H             COL. I          COL. J        COL. K
- ------------------------------   -------------------  ---------------  -------------  -----------

                                  Claims and Claim
                                 Adjustment Expenses

                                  Incurred Related
                                         to:           Amortization        Paid
                                 -------------------    or Deferred       Claims
                                   (1)        (2)         Policy         and Claim
       Affiliation with          Current     Prior      Acquisition     Adjustment      Premium
          Registrant               Year      Years         Costs         Expenses       Written
- ------------------------------   --------  ---------  ---------------  -------------  -----------
WHOLLY-OWNED INSURANCE SUBSIDI
Year Ended:
  December 31, 1991...........   $ 31,852  $   1,676     $    (341)     $    26,208    $  39,530
                                 --------  ---------        ------     -------------  -----------
                                 --------  ---------        ------     -------------  -----------
  December 31, 1992...........   $ 30,322  $   2,043     $    (241)     $    27,319    $  39,238
                                 --------  ---------        ------     -------------  -----------
                                 --------  ---------        ------     -------------  -----------
  December 31, 1993...........   $ 33,193  $    (454)    $      61      $    30,832    $  40,732
                                 --------  ---------        ------     -------------  -----------
                                 --------  ---------        ------     -------------  -----------

- ----------------
(1) Includes reinsurance recoverable on unpaid claims and claims adjustment expense of $8,106, $13,888 and $7,380 in 1991, 1992 and 1993, respectively, in connection with the restatement of the balance sheet loss reserve amounts as reported in accordance with SFAS No. 113.
(2) Includes net ceded premiums of $333, $286 and $(526) in 1991, 1992 and 1993, respectively, in connection with the restatement of the balance sheet unearned premium amounts as reported in accordance with SFAS No. 113.
(3) Includes  premiums earned of $12,735, $13,161  and $13,400 in 1991, 1992 and
    1993, respectively, in connection with coverage provided to other entities in the consolidated group which have been eliminated in consolidation.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
     1.1   Form of Underwriting Agreement.*
     3.1   Certificate of Incorporation of Holdings.**
     3.2   By-Laws of Holdings.**
     4.1   Form of Indenture between International Controls Corp. ("International Controls") and First
            Fidelity Bank, National Association ("First Fidelity"), New Jersey, as Trustee relating the
            12 3/4% Senior Subordinated Debentures due August 1, 2001 of International Controls
            (incorporated herein by reference to Exhibit 4.1 to Registration Statement No. 33-7212
            filed with the Securities and Exchange Commission on July 15, 1986).
     4.2   First Supplemental Indenture relating to the 12 3/4% Senior Subordinated Debentures due
            August 1, 2001 of International Controls dated as of October 19, 1994 among International
            Controls, the Registrant and First Fidelity.**
     4.3   Form of Indenture between International Controls and Midlantic National Bank ("Midlantic"),
            as Trustee, relating to the 14 1/2% Subordinated Discount Debentures due January 1, 2006 of
            International Controls (incorporated herein by reference to Exhibit 4.1 to Registration
            Statement No. 33-1788 filed with the Securities and Exchange Commission on November 26,
            1985).
     4.4   First Supplemental Indenture relating to the 14 1/2% Subordinated Discount Debentures due
            January 1, 2006 of International Controls, dated October 19, 1994 among International
            Controls, the Registrant and Midlantic.**
     4.5   Form of Common Stock Certificate.*
     4.6   Great Dane Holdings Inc. 1994 Stock Option Plan.**
     4.7   Agreement to furnish additional documents upon request by the Securities and Exchange
            Commission (incorporated herein by reference to Exhibit 4.3 to International Controls'
            Annual Report on Form 10-K for the year ended December 31, 1989 (the "1989 10-K")).
     5.1   Opinion of Hutton Ingram Yuzek Gainen Carroll & Bertolotti regarding the legality of the securities being registered.*
    10.1   Amended and Restated Agreement of Limited Partnership of Checker L.P. (incorporated herein by reference to Exhibit 10.17 to the 1989 10-K).
    10.2   Amendment, dated July 28, 1989, to Amended and Restated Agreement of Limited Partnership of
            Checker L.P. (incorporated herein by reference to Exhibit 19.1 to International Controls'
            Annual Report on Form 10-K for the year ended December 31, 1991 (the "1991 10-K")).
    10.3   Amendment, dated June 25, 1991, to Amended and Restated Agreement of Limited Partnership of
            Checker L.P. (incorporated herein by reference to Exhibit 19.2 to the 1991 10-K).
    10.4   Amended and Restated Employment Agreement, dated as of November 1, 1985, between Checker
            L.P. (as successor to Motors) and David R. Markin ("Markin Employment Agreement")
            (incorporated herein by reference to Exhibit 10.18 to the 1989 10-K).
    10.5   Amendment, dated as of March 4, 1992, to Markin Employment Agreement (incorporated herein by reference to Exhibit 10.3 to the 1991 10-K).

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    10.6   Extension, dated July 12, 1993, of Markin Employment Agreement (incorporated herein by reference to Exhibit 10.6 of International Controls' Annual Report on Form 10-K for the
            year ended December 31, 1993 (the "1993 10-K")).
    10.7   Amended and Restated Employment Agreement, dated as of June 1, 1992, between Checker L.P.
            and Jeffrey Feldman (incorporated herein by reference to Exhibit 28.2 of International
            Controls' Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (the "June 1992
            10-Q").
    10.8   Stated Benefit Salary Continuation Agreement (incorporated herein by reference to Exhibit
            10.21 to the 1989 10-K).
    10.9   Employment Agreement, dated as of July 1, 1992, between International Controls and Jay H.
            Harris (incorporated herein by reference to Exhibit 28.1 to the June 1992 10-Q) (the
            "Harris Employment Agreement").
    10.10  Amendment, dated April 6, 1994, to Harris Employment Agreement.**
    10.11  Loan and Guaranty Agreement, dated September 17, 1992, by and among Checker L.P., Motors,
            SCSM and NBD Bank, N.A. (the "Loan Agreement") (incorporated herein by reference to Exhibit
            28.1 to International Controls' Quarterly Report on Form 10-Q for the quarter ended
            September 30, 1992 (the "September 1992 10-Q")).
    10.12  First Amendment, dated as of November 1, 1993, to the Loan Agreement.**
    10.13  Credit and Guaranty Agreement, dated as of August 1, 1989, by and among SCSM, Motors,
            Checker L.P. and NBD Bank, N.A. (the "Credit Agreement") (incorporated herein by reference to Exhibit 10.10 to the 1992 10-K).
    10.14  First Amendment, dated as of June 1, 1990, to the Credit Agreement (incorporated herein by reference to Exhibit 10.11 of the 1992 10-K).
    10.15  Second Amendment, dated as of January 2, 1991, to the Credit Agreement (incorporated herein by reference to Exhibit 10.12 of the 1992 10-K).
    10.16  Third Amendment, dated as of November 1, 1993, to the Credit Agreement.**
    10.17  Supplemental Agreement, dated as of April 20, 1992, among SCSM, Motors, Checker L.P. and NBD
            Bank, N.A. (incorporated herein by reference to Exhibit 10.13 of the 1992 10-K).
    10.18  Second Supplemental Agreement, dated as of September 17, 1992, among SCSM, Motors, Checker
            L.P. and NBD Bank, N.A. (incorporated herein by reference to Exhibit 28.2 of the June 1991
            10-Q).
    10.19  Lease, dated December 1, 1988, between SCSM and Park Corporation (incorporated herein by reference to Exhibit 10.25 to the 1989 10-K).
    10.20  Loan and Security Agreement dated as of March 21, 1990, by and among Great Dane, Great Dane
            Trailers Nebraska, Inc., Great Dane Trailers Tennessee, Inc., Great Dane Los Angeles, Inc.,
            certain lending institutions and Security Pacific Business Credit Inc., as Agent (the
            "Security Pacific Agreement") (incorporated herein by reference to Exhibit 10.26 to the
            1989 10-K).
    10.21  First Amendment, dated as of March 30, 1990, to the Security Pacific Agreement (incorporated herein by reference to Exhibit 19.3 to the 1991 10-K).
    10.22  Second Amendment, dated as of April 30, 1990, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 19.4 to the 1991 10-K).
    10.23  Third Amendment, dated as of August 14, 1990, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 19.5 to the 1991 10-K).
    10.24  Fourth Amendment, dated as of February 28, 1991, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 19.6 to the 1991 10-K).

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    10.25  Waiver and Fifth Amendment, dated as of September 3, 1991, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 19.7 to the 1991 10-K).
    10.26  Waiver, Consent and Sixth Amendment, dated April 30, 1992, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 28 to International Controls' Quarterly Report
            on Form 10-Q for the quarter ended March 31, 1992).
    10.27  Seventh Amendment, dated as of July 10, 1992, to the Security Pacific Agreement
            (incorporated herein by reference to the June 1992 10-Q).
    10.28  Eighth Amendment, dated as of February 19, 1993, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 10.24 of the 1992 10-K).
    10.29  Waiver, Consent and Ninth Amendment, dated March 26, 1993, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 10.29 of the 1992 10-K).
    10.30  Tenth Amendment, dated as of November 29, 1993, to the Security Pacific Agreement.**
    10.31  Eleventh Amendment, dated as of March 11, 1994, to the Security Pacific Agreement
            (incorporated herein by reference to Exhibit 10.1 to International Controls' Quarterly
            Report on Form 10-Q for the quarter ended March 31, 1994).
    10.32  Assumption Agreement dated as of August 1, 1989, by and between Motors and the West Virginia
            Economic Development Authority (incorporated herein by reference to Exhibit 10.12 to
            International Controls' Annual Report on Form 10-K for the year ended December 31, 1990).
    10.33  Agreement, dated as of September 1, 1991, between Checker L.P. and Jerry E. Feldman
            (incorporated herein by reference to Exhibit 10.12 to the 1991 10-K).
    10.34  Form of Checker Motors Corporation Excess Benefit Retirement Plan, effective January 1, 1983
            (incorporated herein by reference to Exhibit 19.9 to the 1991 10-K).
    10.35  Amended and Restated License Agreement, dated December 30, 1992, between Motors and Checker
            Taxi Association, Inc. (incorporated herein by reference to Exhibit 10.28 of the 1992
            10-K).
    10.36  Employment Agreement, dated as of January 1, 1994, between Holdings and David R. Markin.**
    10.37  Employment Agreement, dated as of November 4, 1991, between Great Dane and Willard R.
            Hildebrand.**
    10.38  Settlement Agreement, dated as of June 21, 1994, among John Garamendi, as Insurance
            Commissioner of the State of California, Base Assets Trust, Checker L.P., Motors, Checker
            Holding Corp. III and Holdings.**
    10.39  Form of Indemnification Agreement.**
    10.40  Sale, Installation and Technical Assistance Agreement, dated November 14, 1983, between
            Graaff KG and Great Dane Trailers, Inc.**
    10.41  Form of Great Dane Trailers, Inc. Supplemental Retirement Income Plan, effective January 1,
            1994.**
    10.42  [Intentionally Left Blank]

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    10.43  Amended and Restated Operating Agreement, dated as of August 31, 1988, between Associates
            Commercial Corporation (as successor to Great Dane Finance Company) and Great Dane
            Trailers, Inc. (the "Associates Agreement").**
    10.44  Amendment, dated February 7, 1994, to the Associates Agreement.**
    10.45  Amendment, dated May 18, 1994, to the Associates Agreement.**
    21.1   Subsidiaries of Registrant.**
    23.1   Consent of Ernst & Young LLP.**
    23.2   Consent of Hutton Ingram Yuzek Gainen Carroll & Bertolotti -- see Exhibit 5.1.
    24.1   Power of Attorney (appears on signature page of this Registration Statement).
    27.1   Financial Data Schedule.**
    28.1   Schedule P of Annual Statements provided by Country to Illinois Regulatory Authorities
            (incorporated herein by reference to Exhibit 28.1 of Registrant's Registration of
            Securities of Successor Issues on Form 8-B filed with the Commission on October 24, 1994).

- --------------
 * To be filed by amendment
** Filed herewith